As filed with the Securities and Exchange Commission on May 1, 2007
Registration No. 333-135734
___________________________________________________________________________
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________________
POST-EFFECTIVE AMENDMENT TO FORM S-1 ON
FORM SB-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
___________________

ACCESS PHARMACEUTICALS, INC.
(Name of Small Business Issuer in its Charter)

Delaware	3841	83-0221517
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2600 Stemmons Freeway, Suite 176
Dallas, Texas 75207
(214) 905-5100
(Address and telephone number of Registrant’s principal executive offices)
___________________

Mr. Stephen R. Seiler
President and Chief Executive Officer
2600 Stemmons Freeway, Suite 176
Dallas, Texas 75207
(214) 905-5100
(Name, address and telephone number of agent for service)
___________________
Copies to:

Jack Concannon, Esq.
Bingham McCutchen LLP
150 Federal Street
Boston, MA 02110
(617) 951-8000

Approximate date of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. མ

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. མ

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. མ

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. མ

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Being Registered	Amount Being Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $0.01 par value per share	9,298,170 (1)	$1.18 (2)	$10,971,840	$ 1,173.99 (2)

(1)
86,083 shares and 3,863,634 shares are issuable to selling stockholders upon exercise of warrants for the purchase of shares of the Registrant’s Common Stock and 5,348,453 shares of Common Stock are issuable to selling stockholders upon conversion of notes. All share numbers in this Registration Statement and the accompanying prospectus reflect a one-for-five reverse stock split of the Company’s common Stock which was effected June 5, 2006.

(2)
The registrant previously paid $1,173.99 of the registration fee in connection with the filing of its Form S-1 Registration Statement filed with the Securities and Exchange Commission on July 12, 2006.

The registrant hereby amends the registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that the registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell, nor does it seek an offer to buy, these securities in any state where the offer or sale is not permitted.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL AND IS NOT A SOLICITATION OF AN OFFER TO BUY IN ANY STATE IN WHICH AN OFFER, SOLICITATION, OR SALE IS NOT PERMITTED.

PROSPECTUS

Subject to completion, dated May 1, 2007

ACCESS PHARMACEUTICALS, INC.

9,298,170 SHARES OF COMMON STOCK

This Prospectus relates to the offer and sale of up to 9,298,170 shares of common stock, $0.01 par value per share, of Access Pharmaceuticals, Inc. (“Access”) by certain stockholders of Access, namely SCO Capital Partners LLC, (“SCO”) and affiliates (Beach Capital LLC, Lake End Capital LLC, Howard Fisher, Jeffrey B. Davis and Mark J. Alvino); Cornell Capital Partners, LP; and Oracle Partners, LP (“Oracle Partners”) and affiliates (Oracle Insitutional Partners, LP, Oracle Investment Management, Inc, Sam Oracle Fund, Inc., Oracle Offshoe Ltd., Stuart M. Duty and Larry Feinberg).

Access is not selling any shares of common stock in this offering and therefore will not receive any of the proceeds from this offering. However, if the warrants are exercised, Access will receive the proceeds from such exercise if payment is made in cash. All costs associated with this registration will be borne by Access.

The shares of common stock are being offered for sale by the selling stockholders at prices established on the OTC Bulletin Board during the term of this offering. On April 30, 2007, the last reported sale price of our common stock was $4.95 per share. Our common stock is presently listed on the OTC Bulletin Board under the symbol “ACCP”. These prices will fluctuate based on the demand for the shares of common stock.

Assuming the issuance of all the shares being sold pursuant to this prospectus, such shares would equal approximately 72.5% of our then outstanding common stock (including, for these purposes, shares deemed beneficially owned by the selling security holders in accordance with Rule 13d-3(d) promulgated by the Commission under the Securities Exchange Act of 1934, as amended), assuming that we issue no other shares of our common stock until that time.

Brokers or dealers effecting transactions in these shares should confirm that the shares are registered under the applicable state law or that an exemption from registration is available.

No underwriter or person has been engaged to facilitate the sale of shares of common stock in this offering. None of the proceeds from the sale of stock by the selling stockholders will be placed in escrow, trust or any similar account. These securities are speculative and involve a high degree of risk. You should purchase securities only if you can afford a complete loss of your investment.

THESE SECURITIES ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SECURITIES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT.

PLEASE REFER TO "RISK FACTORS" BEGINNING ON PAGE 6.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. The selling security holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this prospectus is May 1, 2007.

WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION. NEITHER THIS PROSPECTUS NOR ANY PROSPECTUS SUPPLEMENT IS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THESE SECURITIES IN ANY JURISDICTION WHERE AN OFFER OR SOLICITATION IS NOT PERMITTED. NO SALE MADE PURSUANT TO THIS PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN OUR AFFAIRS SINCE THE DATE OF THIS PROSPECTUS.

PROSPECTUS SUMMARY

Introduction

The following is only a summary of the information, financial statements and notes included in this prospectus. You should read the entire prospectus carefully, including "Risk Factors" and our financial statements and the notes to the financial statements before making any decision regarding an investment in us. Unless otherwise stated in this prospectus, references to "we", "us", "Access", or "Company" refer to Access Pharmaceuticals, Inc.

ABOUT ACCESS

Overview of Company

Access Pharmaceuticals, Inc. (“Access” or the “Company”) is a Delaware corporation. We are an emerging biopharmaceutical company developing products for use in the treatment of cancer, the supportive care of cancer, and other disease states. Our product for the management of oral mucositis, MuGard™, has received marketing clearance by the FDA as a device. Our lead clinical development program for the drug candidate ProLindac™ (formerly known as AP5346) is in Phase II clinical testing. Access also has advanced drug delivery technologies including Cobalamin™-mediated oral drug delivery and targeted delivery.

Together with our subsidiaries, we have proprietary patents or rights to one technology approved for marketing and three drug delivery technology platforms:

•     MuGard™ (mucoadhesive liquid technology),
•      synthetic polymer targeted delivery,
•      Cobalamin-mediated oral delivery,
•      Cobalamin-mediated targeted delivery.

Products

We have used our drug delivery technologies to develop the following products and product candidates:

ACCESS DRUG PORTFOLIO
Compound	Originator	Technology	Indication	FDA Filing	Clinical Stage (1)
Cancer
MuGard™	Access	Mucoadhesive liquid	Mucositis	510(k)	Marketing clearance
ProLindacTM (Polymer Platinate, AP5346) (2)	Access - U London	Synthetic polymer	Cancer	Clinical Development(3)	Phase II
Oral Insulin	Access	Cobalamin	Diabetes	Research	Pre-Clinical
Oral Delivery System	Access	Cobalamin	Various	Research	Pre-Clinical
Cobalamin-Targeted Therapeutics	Access	Cobalamin	Anti-tumor	Research	Pre-Clinical

(1)   For more information, see “Government Regulation” for description of clinical stages.

(2)   Licensed from the School of Pharmacy, The University of London. Subject to a 1% royalty and milestone payments on sales.

(3)   Clinical studies being conducted in Europe and US.

Recent Developments

On April 26, 2007, Access Pharmaceuticals, Inc. (“Access”) and SCO Capital Partners LLC and affiliates (“SCO”) agreed to extend the maturity date of an aggregate of $6,000,000 of 7.5% convertible notes to June 11, 2007 from April 27, 2007. On April 26, 2007, Access Pharmaceuticals, Inc. ("Access") and Oracle Partners LP and affiliates agreed to extend the maturity date of an aggregate of $4,015,000 of 7.7% convertaible notes to June 12, 2007 from April 28, 2007.

We have upcoming maturity dates on our convertible notes. The $6 million of Senior Convertible notes are due June 11, 2007 plus accrued interest; and the approximately $4.0 million of convertible notes which are due June 12, 2007 including interest; and capitalized interest of $880,000. We are currently negotiating with the debt holders to convert their debt to equity or to extend the terms of their due dates.

On April 19, 2007 we announced we had entered into an agreement to acquire Somanta Pharmaceuticals, Inc. Pursuant to the terms of the merger agreement, upon consummation of the acquisition, Somanta’s preferred and common shareholders would receive an aggregate of 1.5 million shares of Access’ common shares which would represent approximately 13% of the combined company assuming the conversion of Access’ existing convertible debt under existing terms of conversion. The closing of the transaction is subject to numerous conditions including receipt of necessary approvals including approval of the Somanta shareholders. There can be no assurance that the transaction will be consummated or if consummated, that it will be on the terms described herein

All shares and per share information reflect a one for five reverse stock split effected June 5, 2006.
On December 8, 2006 we amended our 2005 Asset Sale Agreement with Uluru, Inc. Access received from Uluru an upfront payment of $4.9 million, received an additional $350,000 on April 9, 2007 and in the future could receive potential milestones of up to $4.8 million based on Uluru sales. The amendment agreement included the anniversary payment due October 12, 2006, the early payment of the two year anniversary payment, and a payment in satisfaction of certain future milestones. Access also transferred to Uluru certain patent applications that Access had previously licensed to Uluru under the 2005 License Agreement. Under a new agreement, Access has acquired a license from Uluru to utilize the nanoparticle aggregate technology contained in the transferred patent applications for subcutaneous, intramuscular, intra-peritoneal and intra-tumoral drug delivery. Additionally, one future milestone was increased by $125,000.

On December 6, 2006, we entered into a note and warrant purchase agreement pursuant to which we sold and issued an aggregate of $500,000 of 7.5% convertible notes due June 11, 2007 and warrants to purchase 386,364 shares of common stock of Access. Net proceeds to Access were $450,000. The notes and warrants were sold in a private placement to a group of accredited investors led by SCO Capital Partners LLC (“SCO”) and affiliates. Each noteholder received a warrant to purchase a number of shares of common stock of Access equal to 75% of the total number shares of Access common stock into which such holder’s note is convertible.  Each warrant has an exercise price of $1.32 per share and is exercisable at any time prior to December 6, 2012.

On October 24, 2006, we entered into a note and warrant purchase agreement pursuant to which we sold and issued an aggregate of $500,000 of 7.5% convertible notes due June 11, 2007 and warrants to purchase 386,364 shares of common stock of Access. Net proceeds to Access were $450,000. The notes and warrants were sold in a private placement to a group of accredited investors led by SCO and affiliates. Each noteholder received a warrant to purchase a number of shares of common stock of Access equal to 75% of the total number shares of Access common stock into which such holder’s note is convertible.  Each warrant has an exercise price of $1.32 per share and is exercisable at any time prior to October 24, 2012.

On February 16, 2006, we entered into a note and warrant purchase agreement pursuant to which we sold and issued an aggregate of $5,000,000 of 7.5% convertible notes due June 11, 2007 and warrants to purchase an aggregate of 3,863,634 shares of common stock of Access. Net proceeds to Access were $4.5 million. The notes and warrants were sold in a private placement to a group of accredited investors led by SCO and affiliates. Each noteholder received a warrant to purchase a number of shares of common stock of Access equal to 75% of the total number shares of Access common stock into which such holder’s note is convertible.  Each warrant has an exercise price of $1.32 per share and is exercisable at any time prior to February 16, 2012.

All the secured notes mature on June 11, 2007, are convertible into Access common stock at a fixed conversion rate of $1.10 per share, bear interest of 7.5% per annum and are secured by substantially all of the assets of Access. Each note may be converted at the option of the noteholder or Access under certain circumstances as set forth in the notes.

 In the event SCO and its affiliates were to convert all of their notes and exercise all of their warrants, they would own approximately 74.1% of the voting securities of Access. Access may be required to pay in cash, up to 2% per month, as defined, as liquidated damages for failure to file a registration statement timely as required by an investor rights agreement.

In connection with the sale and issuance of notes and warrants, Access entered into an investors rights agreement whereby it granted SCO the right to designate two individuals to serve on the Board of Directors of Access while the notes are outstanding, and also granted registration rights with respect to the shares of common stock of Access underlying the notes and warrants. SCO designated Jeffrey B. Davis and Mark J. Alvino to the Board of Directors, and on March 13, 2006 Messrs, Davis and Alvino were appointed to the Board of Directors.

On October 12, 2005, we sold our oral/topical care business unit to Uluru, Inc, a private Delaware corporation, for up to $18.8 million to focus on our technologies in oncology and oral drug delivery. The products and technologies sold to Uluru included amlexanox 5% paste (marketed under the trade names Aphthasol® and Aptheal®), OraDiscTM, Zindaclin® and Residerm® and all of our assets related to these products. In addition, we sold to Uluru our nanoparticle hydrogel aggregate technology which could be used for applications such as local drug delivery and tissue filler in dental and soft tissue applications. We received a license from Uluru for certain applications of the technology. The CEO of Uluru is Kerry P. Gray, the former CEO of the Company. In conjunction with the sale transaction, we received a fairness opinion from a nationally recognized investment banking firm.

At the closing of the agreement we received $8.7 million. In addition, due to the Amended Asset Sale Agreement in December 2006, we received $4.9 million and received an additional $350,000 on April 9, 2007 for the first and second anniversary payments and settlement of certain milestones. We recorded $550,000 less $173,000 tax expense as revenue from the discontinued operations in 2006.

We were incorporated in Wyoming in 1974 as Chemex Corporation, and in 1983 we changed our name to Chemex Pharmaceuticals, Inc. We changed our state of incorporation from Wyoming to Delaware on June 30, 1989. In 1996 we merged with Access Pharmaceuticals, Inc., a private Texas corporation, and changed our name to Access Pharmaceuticals, Inc. Our principal executive office is located at 2600 Stemmons Freeway, Suite 176, Dallas, Texas 75207; our telephone number is (214) 905-5100.

Going Concern

The financial statements for the fiscal year ended December 31, 2006 and 2005, have been prepared on a "going concern" basis that contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. Our auditors have included an explanatory paragraph in their auditors' report dated March 30, 2007, which references this matter. Management recognizes that we must continue to generate capital and revenue resources to enable us to continue to meet all of our corporate obligations and sustain an ongoing profitable business. However, we cannot assure you that we will be successful in these activities. Should any of these events not occur, the accompanying financial statements will be materially affected.

SUMMARY OF THE OFFERING

This offering relates to the sale of common stock by certain persons who are the selling stockholders, consisting of SCO and its affiliates, Cornell Capital Partners, L.P. and Oracle Partners LP and affiliate who intend to sell up to 9,298,170 shares of common stock, consisting of shares issuable pursuant to warrants to purchase an aggregate of 3,863,634 shares of our Common Stock, 4,545,453 shares of Common Stock issuable to SCO and its affiliates upon conversion of notes, 86,083 shares held by Cornell Capital Partners, L.P., and 803,000 shares issuable upon the conversion of a convertible notes held by Oracle Partners and its affiliates.

On February 16, 2006, Access entered into a note and warrant purchase agreement pursuant to which an aggregate of $5,000,000 of 7.5% convertible notes due March 31, 2007 were sold and issued, along with warrants to purchase an aggregate of 3,863,634 shares of Access common stock. Net proceeds to Access were $4.5 million. The notes mature on June 11, 2007  , are convertible into Access common stock at a fixed conversion rate of $1.10 per share, bear interest of 7.5% per annum and are secured by certain assets of Access. Each note may be converted at the option of the noteholder or Access under certain circumstances as set forth in the notes.

On March 30, 2005 the Company executed a Standby Equity Distribution Agreement (“SEDA”) with Cornell Capital Partners. Under the SEDA, the Company may issue and sell to Cornell Capital Partners common stock for a total purchase price of up to $15,000,000. The purchase price for the shares is equal to their market price, which is defined in the SEDA as 98% of the lowest volume weighted average price of the common stock during a specified period of trading days following the date notice is given by the Company that it desires to access the SEDA. Further, we agreed to pay Cornell Capital Partners 3.5% of the proceeds that we receive under the Equity Line of Credit. The amount of each draw down is subject to a maximum amount of $1,000,000. The terms of the SEDA do not allow us to make draw downs if the draw down would cause Cornell Capital Partners to own in excess of 9.9% of our outstanding shares of common stock. Upon closing of the transaction, Cornell Capital Partners received a one-time commitment fee of 29,300 shares of the our common stock. On the same date, the Company entered into a Placement Agent Agreement with Newbridge Securities Corporation, a registered broker-dealer. Pursuant to the Placement Agent Agreement, upon closing of the transaction the Company paid a one-time placement agent fee of 700 shares of common stock. The shares issued were valued at $500,000 and recorded as Debt issuance costs and such costs are amortized as the SEDA is accessed. As of March 31, 2006 we have accessed $600,000 of the SEDA and $116,000 of the Debt issuance costs were charged to additional paid-in capital. The Company currently cannot access the SEDA until a post-effective amendment to our registration statement is filed with, and declared effective by, the SEC. The SEDA was effective through March 30, 2007. Certain of the shares offered hereunder were acquired by Cornell Capital Partners in connection with issuances of Common Stock under the SEDA.

On November 9, 2005 the Company announced the restructuring and partial repayment of our 7.0% convertible promissory notes due September 13, 2005. Oracle Partners LP and its affiliates, holders of $4 million worth of convertible notes, agreed to amend their notes to a new maturity date, June 12, 2007 , with the conversion price being reduced from $27.50 per share to $5.00 per share. In addition, the Company may cause a mandatory conversion of the notes into common stock if the common stock trades at a price of at least 1.5 times the conversion price for a minimum number of trading days. There is also a provision to allow for a minimum price for conversion in the event of a change of control of the Company. This modification resulted in the Company recording additional debt discount of $2.1 million, which will be accreted to interest expense to the revised maturity date.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following data has been derived from our audited consolidated financial statements and notes thereto appearing elsewhere in this Prospectus and prior audited consolidated financial statements of Access and notes thereto. The data should be read in conjunction with the “Selected Financial Data” and Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.
(in thousands, except per share amounts)

		For the Year Ended December 31,
	2006	2005	2004	2003	2002
(in thousands, except per share amounts)
Consolidated Statement of Operations and Comprehensive Loss Data:
Total revenues	$ -	$ -	$ -	$ -	$ 89
Operating loss	(5,175)	(9,622)	(6,003)	(5,426)	(5,925)
Interest and miscellaneous income	294	100	226	279	594
Interest and other expense	(7,436)	(2,100)	(1,385)	(1,281)	(1,278)
Unrealized loss	(1,107)	-	-	-	-
Income tax benefit	173	4,067	-	-	-
Loss from continuing operations	(13,251)	(7,555)	(7,162)	(6,428)	(6,520)

Discontinued operations net of taxes $173 in 2006 and $4,067 in 2005	377	5,855	(3,076)	(507)	(2,864)
Net loss	(12,874)	(1,700)	(10,238)	(6,935)	(9,384)

Common Stock Data: (2)
Net loss per basic and diluted common share	$ (3.65)	$ (0.53)	$ (3.38)	$ (2.61)	$ (3.58)
Weighted average basic and diluted common shares outstanding	3,532	3,237	3,032	2,653	2,621

	December 31,
	2006	2005	2004	2003	2002
(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short term investments	$ 4,389	$ 474	$ 2,261	$ 2,587	$ 9,776
Restricted cash	-	103	1,284	649	468
Total assets	6,426	7,213	11,090	11,811	19,487
Deferred revenue	173	173	1,199	1,184	1,199
Convertible notes, net of discount	8,833	7,636	13,530	13,530	13,530
Total liabilities	16,313	11,450	17,751	17,636	18,998
Total stockholders' equity (deficit)	(9,887)	(4,237)	(6,661)	(5,825)	489

(1)
This data has been adjusted for discontinued operations and sales of assets. The discontinued operations relate to the sale of our oral care and dermatology business to Uluru, Inc. and the closing and sale of the our Australian laboratory described more fully in “Management’s Discussion and Analysis or Plan of Operations” appearing elsewhere in this Prospectus.

(2)	All shares and per share information reflect a one for five reverse stock split effected June 5, 2006.

RISK FACTORS

We are subject to various risks that may materially harm our business, financial condition and results of operations. You should carefully consider the risks and uncertainties described below and the other information in this Prospectus before deciding to purchase our common stock. If any of these risks or uncertainties actually occurs, our business, financial condition or operating results could be materially harmed. In that case, the trading price of our common stock could decline and you could lose all or part of your investment.

Without obtaining adequate capital funding, we may not be able to continue as a going concern.

The report of our independent registered public accounting firm for the fiscal year ended December 31, 2006 contained a fourth explanatory paragraph to reflect its significant doubt about our ability to continue a going concern as a result of our history of losses and our liquidity position, as discussed herein and in this Prospectus. If we are unable to obtain adequate capital funding in the future, we may not be able to continue as a going concern, which would have an adverse effect on our business and operations, and investors’ investment in us may decline.

We have experienced a history of losses, we expect to incur future losses and we may be unable to obtain necessary additional capital to fund operations in the future.

We have recorded minimal revenue to date and we have incurred a cumulative operating loss of approximately $77.7 million through December 31, 2006. Net losses for the years ended 2006, 2005 and 2004 were $12,874,000, $1,700,000 and $10,238,000, respectively. Our losses have resulted principally from costs incurred in research and development activities related to our efforts to develop clinical drug candidates and from the associated administrative costs. We expect to incur additional operating losses over the next several years. We also expect cumulative losses to increase if we expand research and development efforts and preclinical and clinical trials. Our net cash burn rate for the twelve months of 2006 was approximately $550,000 per month. We project our net cash burn rate for the next seven months to be approximately $750,000 per month. Capital expenditures are forecasted to be minor for the next seven months.

We require substantial capital for our development programs and operating expenses, to pursue regulatory clearances and to prosecute and defend our intellectual property rights. We believe that our existing capital resources, interest income, product sales, royalties and revenue from possible licensing agreements and collaborative agreements will be sufficient to fund our currently expected operating expenses and capital requirements for seven months (other than debt and interest obligations including the approximately $6 million of Senior Convertible notes due June 11, 2007 plus accrued interest; and approximately $4.0 million of convertible notes which are required to be repaid June 12, 2007 plus accrued interest; and capitalized interest of $880,000 due September 13, 2007). We will need to raise substantial additional capital to support our ongoing operations and debt obligations.

If we do raise additional funds by issuing equity securities, further dilution to existing stockholders would result and future investors may be granted rights superior to those of existing stockholders. If adequate funds are not available to us through additional equity offerings, we may be required to delay, reduce the scope of or eliminate one or more of our research and development programs or to obtain funds by entering into arrangements with collaborative partners or others that require us to issue additional equity securities or to relinquish rights to certain technologies or drug candidates that we would not otherwise issue or relinquish in order to continue independent operations. As a result of our history of losses and our liquidity position, our auditors have issued an audit report expressing significant doubt about our ability to remain a going concern.

We do not have operating revenue and we may never attain profitability.

To date, we have funded our operations primarily through private sales of common stock and convertible notes. Contract research payments and licensing fees from corporate alliances and mergers have also provided funding for our operations. Our ability to achieve significant revenue or profitability depends upon our ability to successfully complete the development of drug candidates, to develop and obtain patent protection and regulatory approvals for our drug candidates and to manufacture and commercialize the resulting drugs. We sold our only revenue producing assets to Uluru, Inc. in October 2005. We are not expecting any revenues in the short-term from our other assets. Furthermore, we may not be able to ever successfully identify, develop, commercialize, patent, manufacture, obtain required regulatory approvals and market any additional products. Moreover, even if we do identify, develop, commercialize, patent, manufacture, and obtain required regulatory approvals to market additional products, we may not generate revenues or royalties from commercial sales of these products for a significant number of years, if at all. Therefore, our proposed operations are subject to all the risks inherent in the establishment of a new business enterprise. In the next few years, our revenues may be limited to minimal product sales and royalties, any amounts that we receive under strategic partnerships and research or drug development collaborations that we may establish and, as a result, we may be unable to achieve or maintain profitability in the future or to achieve significant revenues in order to fund our operations.

We may not be able to pay our debt and other obligations and our assets may be seized as a result.

We may not generate the cash flow required to pay our liabilities as they become due. Our outstanding debt includes $6 million of Senior Convertible notes due June 11, 2007, and approximately $4.0 million of our Convertible Subordinated Notes due June 12, 2007 and $5.5 million is due in September 2010. We also have capitalized interest of $880,000 plus interest due the Company otherwise it will be due September 13, 2007.

If our cash flow is inadequate to meet these obligations, we will default on the notes. Any default on the notes could allow our note holders to foreclose upon our assets, force us into bankruptcy or our secured note holders could foreclose on the escrow and pledge of our shares and sell the shares on the open market, which is likely to cause a significant drop in the price of our stock. We may be unable to repay or repurchase or restructure the convertible subordinated notes due in April 2007 and September 2010 and be forced into bankruptcy. In the event of a default, the holders of our secured convertible notes have the right to foreclose on substantially all of our assets, which could force us to curtail or cease our business operations.

The holders of our Convertible Notes may require us to repurchase or prepay all of the outstanding Convertible Notes under certain circumstances. We may not have sufficient cash reserves to repurchase the Convertible Notes at such time, which would cause an event of default under the Convertible Notes and may force us to declare bankruptcy.

We may not successfully commercialize our drug candidates.

Our drug candidates are subject to the risks of failure inherent in the development of pharmaceutical products based on new technologies and our failure to develop safe, commercially viable drugs would severely limit our ability to become profitable or to achieve significant revenues. We may be unable to successfully commercialize our drug candidates because:

•	some or all of our drug candidates may be found to be unsafe or ineffective or otherwise fail to meet applicable regulatory standards or receive necessary regulatory clearances;
•	our drug candidates, if safe and effective, may be too difficult to develop into commercially viable drugs;
•	it may be difficult to manufacture or market our drug candidates on a large scale;
•	proprietary rights of third parties may preclude us from marketing our drug candidates; and
•	third parties may market superior or equivalent drugs.

The success of our research and development activities, upon which we primarily focus, is uncertain.

Our primary focus is on our research and development activities and the commercialization of compounds covered by proprietary biopharmaceutical patents and patent applications. Research and development activities, by their nature, preclude definitive statements as to the time required and costs involved in reaching certain objectives. Actual research and development costs, therefore, could exceed budgeted amounts and estimated time frames may require extension. Cost overruns, unanticipated regulatory delays or demands, unexpected adverse side effects or insufficient therapeutic efficacy will prevent or substantially slow our research and development effort and our business could ultimately suffer. We anticipate that we will remain principally engaged in research and development activities for an indeterminate, but substantial, period of time.

We may be unable to successfully develop, market, or commercialize our products or our product candidates without establishing new relationships and maintaining current relationships.

Our strategy for the research, development and commercialization of our potential pharmaceutical products may require us to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others, in addition to our existing relationships with other parties. Specifically, we may seek to joint venture, sublicense or enter other marketing arrangements with parties that have an established marketing capability or we may choose to pursue the commercialization of such products on our own. We may, however, be unable to establish such additional collaborative arrangements, license agreements, or marketing agreements as we may deem necessary to develop, commercialize and market our potential pharmaceutical products on acceptable terms. Furthermore, if we maintain and establish arrangements or relationships with third parties, our business may depend upon the successful performance by these third parties of their responsibilities under those arrangements and relationships.

Our ability to successfully commercialize, and market our product candidates could be limited if a number of these existing relationships were terminated.

Furthermore, our strategy with respect to our polymer platinate program is to enter into a licensing agreement with a pharmaceutical company pursuant to which the further costs of developing a product would be shared with our licensing partner. Although we have had discussions with potential licensing partners with respect to our polymer platinate program, to date we have not entered into any licensing arrangement. We may be unable to execute our licensing strategy for polymer platinate.

We may be unable to successfully manufacture our products and our product candidates in clinical quantities or for commercial purposes without the assistance of contract manufacturers, which may be difficult for us to obtain and maintain.

We have limited experience in the manufacture of pharmaceutical products in clinical quantities or for commercial purposes and we may not be able to manufacture any new pharmaceutical products that we may develop. As a result, we have established, and in the future intend to establish arrangements with contract manufacturers to supply sufficient quantities of products to conduct clinical trials and for the manufacture, packaging, labeling and distribution of finished pharmaceutical products if any of our potential products are approved for commercialization. If we are unable to contract for a sufficient supply of our potential pharmaceutical products on acceptable terms, our preclinical and human clinical testing schedule may be delayed, resulting in the delay of our clinical programs and submission of product candidates for regulatory approval, which could cause our business to suffer. Our business could suffer if there are delays or difficulties in establishing relationships with manufacturers to produce, package, label and distribute our finished pharmaceutical or other medical products, if any, market introduction and subsequent sales of such products. Moreover, contract manufacturers that we may use must adhere to current Good Manufacturing Practices, as required by the FDA. In this regard, the FDA will not issue a pre-market approval or product and establishment licenses, where applicable, to a manufacturing facility for the products until the manufacturing facility passes a pre-approval plant inspection. If we are unable to obtain or retain third party manufacturing on commercially acceptable terms, we may not be able to commercialize our products as planned. Our potential dependence upon third parties for the manufacture of our products may adversely affect our ability to generate profits or acceptable profit margins and our ability to develop and deliver such products on a timely and competitive basis.

ProLindac™ is manufactured by third parties for our Phase I/II clinical trials. Manufacturing is ongoing for the current clinical trials. Certain manufacturing steps are conducted by the Company to enable significant cost savings to be realized.

We are subject to extensive governmental regulation which increases our cost of doing business and may affect our ability to commercialize any new products that we may develop.

The FDA and comparable agencies in foreign countries impose substantial requirements upon the introduction of pharmaceutical products through lengthy and detailed laboratory, preclinical and clinical testing procedures and other costly and time-consuming procedures to establish their safety and efficacy. All of our drugs and drug candidates require receipt and maintenance of governmental approvals for commercialization. Preclinical and clinical trials and manufacturing of our drug candidates will be subject to the rigorous testing and approval processes of the FDA and corresponding foreign regulatory authorities. Satisfaction of these requirements typically takes a significant number of years and can vary substantially based upon the type, complexity and novelty of the product. The status of our principal products is as follows:

•	A mucoadhesive liquid technology product, MuGard™, has received marketing approval by the FDA.
•	ProLindac™ is currently in a Phase II trial in Europe and a Phase II trial in the US.
•	ProLindac™ has been approved for an additional Phase I trial in the US by the FDA.
•	Cobalamin™ mediated delivery technology is currently in the pre-clinical phase.

We also have other products in the preclinical phase.

Due to the time consuming and uncertain nature of the drug candidate development process and the governmental approval process described above, we cannot assure you when we, independently or with our collaborative partners, might submit a NDA, for FDA or other regulatory review.

Government regulation also affects the manufacturing and marketing of pharmaceutical products. Government regulations may delay marketing of our potential drugs for a considerable or indefinite period of time, impose costly procedural requirements upon our activities and furnish a competitive advantage to larger companies or companies more experienced in regulatory affairs. Delays in obtaining governmental regulatory approval could adversely affect our marketing as well as our ability to generate significant revenues from commercial sales. Our drug candidates may not receive FDA or other regulatory approvals on a timely basis or at all. Moreover, if regulatory approval of a drug candidate is granted, such approval may impose limitations on the indicated use for which such drug may be marketed. Even if we obtain initial regulatory approvals for our drug candidates, Access, our drugs and our manufacturing facilities would be subject to continual review and periodic inspection, and later discovery of previously unknown problems with a drug, manufacturer or facility may result in restrictions on the marketing or manufacture of such drug, including withdrawal of the drug from the market. The FDA and other regulatory authorities stringently apply regulatory standards and failure to comply with regulatory standards can, among other things, result in fines, denial or withdrawal of regulatory approvals, product recalls or seizures, operating restrictions and criminal prosecution.

The uncertainty associated with preclinical and clinical testing may affect our ability to successfully commercialize new products.

Before we can obtain regulatory approvals for the commercial sale of any of our potential drugs, the drug candidates will be subject to extensive preclinical and clinical trials to demonstrate their safety and efficacy in humans. Preclinical or clinical trials of any of our future drug candidates may not demonstrate the safety and efficacy of such drug candidates at all or to the extent necessary to obtain regulatory approvals. In this regard, for example, adverse side effects can occur during the clinical testing of a new drug on humans which may delay ultimate FDA approval or even lead us to terminate our efforts to develop the drug for commercial use. Companies in the biotechnology industry have suffered significant setbacks in advanced clinical trials, even after demonstrating promising results in earlier trials. In particular, polymer platinate has taken longer to progress through clinical trials than originally planned. This extra time has not been related to concerns of the formulations but rather due to the lengthy regulatory process. The failure to adequately demonstrate the safety and efficacy of a drug candidate under development could delay or prevent regulatory approval of the drug candidate. A delay or failure to receive regulatory approval for any of our drug candidates could prevent us from successfully commercializing such candidates and we could incur substantial additional expenses in our attempts to further develop such candidates and obtain future regulatory approval.

We may incur substantial product liability expenses due to the use or misuse of our products for which we may be unable to obtain insurance coverage.

Our business exposes us to potential liability risks that are inherent in the testing, manufacturing and marketing of pharmaceutical products. These risks will expand with respect to our drug candidates, if any, that receive regulatory approval for commercial sale and we may face substantial liability for damages in the event of adverse side effects or product defects identified with any of our products that are used in clinical tests or marketed to the public. We generally procure product liability insurance for drug candidates that are undergoing human clinical trials. Product liability insurance for the biotechnology industry is generally expensive, if available at all, and as a result, we may be unable to obtain insurance coverage at acceptable costs or in a sufficient amount in the future, if at all. We may be unable to satisfy any claims for which we may be held liable as a result of the use or misuse of products which we have developed, manufactured or sold and any such product liability claim could adversely affect our business, operating results or financial condition.

We may incur significant liabilities if we fail to comply with stringent environmental regulations or if we did not comply with these regulations in the past.

Our research and development processes involve the controlled use of hazardous materials. We are subject to a variety of federal, state and local governmental laws and regulations related to the use, manufacture, storage, handling and disposal of such material and certain waste products. Although we believe that our activities and our safety procedures for storing, using, handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such accident, we could be held liable for any damages that result and any such liability could exceed our resources.

Intense competition may limit our ability to successfully develop and market commercial products.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Our competitors in the United States and elsewhere are numerous and include, among others, major multinational pharmaceutical and chemical companies, specialized biotechnology firms and universities and other research institutions.

The following products may compete with polymer platinate:

•      Cisplatin, marketed by Bristol-Myers Squibb, the originator of the drug, and several generic manufacturers;
•      Carboplatin, marketed by Bristol-Myers Squibb in the US; and
•      Oxaliplatin, marketed exclusively by Sanofi-Aventis.

The following companies are working on therapies and formulations that may be competitive with our polymer platinate:

•   Antigenics and Regulon are developing liposomal platinum formulations;
•   Spectrum Pharmaceuticals and GPC Biotech are developing oral platinum formulations;
•   Poniard Pharmaceuticals is developing both iv and oral platinum formulations;
•   Nanocarrier and Debio are developing micellar nanoparticle platinum formulations; and
•     American Pharmaceutical Partners, Cell Therapeutics, Daiichi, and Enzon are developing alternate drugs in combination with polymers and other drug delivery systems.

Companies working on therapies and formulations that may be competitive with our vitamin mediated drug delivery system are Bristol-Myers Squibb, Centocor (acquired by Johnson & Johnson), Endocyte, GlaxoSmithKline, Imclone and Xoma which are developing targeted monoclonal antibody therapy.

Amgen, Carrington Laboratories, CuraGen Corporation, Cytogen Corporation, Endo Pharmaceuticals, , MGI Pharma, Nuvelo, Inc. and OSI Pharmaceuticals are developing products to treat mucositis that may compete with our mucoadhesive liquid technology.

BioDelivery Sciences International, Biovail Corporation, Cellgate, CIMA Labs, Inc., Cytogen Corporation, Depomed Inc., Emisphere Technologies, Inc., Eurand, Flamel Technologies, Nobex and Xenoport are developing products which compete with our oral drug delivery system.

Many of these competitors have and employ greater financial and other resources, including larger research and development, marketing and manufacturing organizations. As a result, our competitors may successfully develop technologies and drugs that are more effective or less costly than any that we are developing or which would render our technology and future products obsolete and noncompetitive.

In addition, some of our competitors have greater experience than we do in conducting preclinical and clinical trials and obtaining FDA and other regulatory approvals. Accordingly, our competitors may succeed in obtaining FDA or other regulatory approvals for drug candidates more rapidly than we do. Companies that complete clinical trials, obtain required regulatory agency approvals and commence commercial sale of their drugs before their competitors may achieve a significant competitive advantage. Drugs resulting from our research and development efforts or from our joint efforts with collaborative partners therefore may not be commercially competitive with our competitors' existing products or products under development.

Our ability to successfully develop and commercialize our drug candidates will substantially depend upon the availability of reimbursement funds for the costs of the resulting drugs and related treatments.

The successful commercialization of, and the interest of potential collaborative partners to invest in the development of our drug candidates, may depend substantially upon reimbursement of the costs of the resulting drugs and related treatments at acceptable levels from government authorities, private health insurers and other organizations, including health maintenance organizations, or HMOs. Limited reimbursement for the cost of any drugs that we develop may reduce the demand for, or price of such drugs, which would hamper our ability to obtain collaborative partners to commercialize our drugs, or to obtain a sufficient financial return on our own manufacture and commercialization of any future drugs.

The market may not accept any pharmaceutical products that we successfully develop.

The drugs that we are attempting to develop may compete with a number of well-established drugs manufactured and marketed by major pharmaceutical companies. The degree of market acceptance of any drugs developed by us will depend on a number of factors, including the establishment and demonstration of the clinical efficacy and safety of our drug candidates, the potential advantage of our drug candidates over existing therapies and the reimbursement policies of government and third-party payers. Physicians, patients or the medical community in general may not accept or use any drugs that we may develop independently or with our collaborative partners and if they do not, our business could suffer.

Trends toward managed health care and downward price pressures on medical products and services may limit our ability to profitably sell any drugs that we may develop.

Lower prices for pharmaceutical products may result from:

•	third-party payers' increasing challenges to the prices charged for medical products and services;

•
the trend toward managed health care in the United States and the concurrent growth of HMOs and similar organizations that can control or significantly influence the purchase of healthcare services and products; and

•	legislative proposals to reform healthcare or reduce government insurance programs.

The cost containment measures that healthcare providers are instituting, including practice protocols and guidelines and clinical pathways, and the effect of any healthcare reform, could limit our ability to profitably sell any drugs that we may successfully develop. Moreover, any future legislation or regulation, if any, relating to the healthcare industry or third-party coverage and reimbursement, may cause our business to suffer.

We may not be successful in protecting our intellectual property and proprietary rights.

Our success depends, in part, on our ability to obtain U.S. and foreign patent protection for our drug candidates and processes, preserve our trade secrets and operate our business without infringing the proprietary rights of third parties. Legal standards relating to the validity of patents covering pharmaceutical and biotechnological inventions and the scope of claims made under such patents are still developing and there is no consistent policy regarding the breadth of claims allowed in biotechnology patents. The patent position of a biotechnology firm is highly uncertain and involves complex legal and factual questions. We cannot assure you that any existing or future patents issued to, or licensed by, us will not subsequently be challenged, infringed upon, invalidated or circumvented by others. As a result, although we, together with our subsidiaries, are either the owner or licensee to 13 U.S. patents and to 9 U.S. patent applications now pending, and 4 European patents and 12 European patent applications, we cannot assure you that any additional patents will issue from any of the patent applications owned by, or licensed to, us. Furthermore, any rights that we may have under issued patents may not provide us with significant protection against competitive products or otherwise be commercially viable.

Our patents for the following technologies expire in the years and during the date ranges indicated below:

•	Mucoadhesive technology in 2021,
•	ProLindac™ in 2021,
•	Cobalamin mediated technology between 2007 and 2019

In addition to issued patents, we have a number of pending patent applications. If issued, the patents underlying theses applications could extend the patent life of our technologies beyond the dates listed above.

Patents may have been granted to third parties or may be granted covering products or processes that are necessary or useful to the development of our drug candidates. If our drug candidates or processes are found to infringe upon the patents or otherwise impermissibly utilize the intellectual property of others, our development, manufacture and sale of such drug candidates could be severely restricted or prohibited. In such event, we may be required to obtain licenses from third parties to utilize the patents or proprietary rights of others. We cannot assure you that we will be able to obtain such licenses on acceptable terms, if at all. If we become involved in litigation regarding our intellectual property rights or the intellectual property rights of others, the potential cost of such litigation, regardless of the strength of our legal position, and the potential damages that we could be required to pay could be substantial.

Our business could suffer if we lose the services of, or fail to attract, key personnel.

We are highly dependent upon the efforts of our senior management and scientific team, including our President and Chief Executive Officer, Stephen R. Seiler. The loss of the services of one or more of these individuals could delay or prevent the achievement of our research, development, marketing, or product commercialization objectives. While we have employment agreements with Stephen R. Seiler, David P. Nowotnik, PhD our Senior Vice President Research and Development, and Stephen B. Thompson, our Vice President and Chief Financial Officer, their employment may be terminated by them or us at any time. Mr. Seiler’s, Dr. Nowotnik's and Mr. Thompson’s agreements expire within one year and are extendable each year on the anniversary date. We do not have employment contracts with our other key personnel. We do not maintain any "key-man" insurance policies on any of our key employees and we do not intend to obtain such insurance. In addition, due to the specialized scientific nature of our business, we are highly dependent upon our ability to attract and retain qualified scientific and technical personnel. In view of the stage of our development and our research and development programs, we have restricted our hiring to research scientists and a small administrative staff and we have made only limited investments in manufacturing, production, sales or regulatory compliance resources. There is intense competition among major pharmaceutical and chemical companies, specialized biotechnology firms and universities and other research institutions for qualified personnel in the areas of our activities, however, and we may be unsuccessful in attracting and retaining these personnel.

An investment in our common stock may be less attractive because it is not traded on a recognized public market.

Our common stock has traded on the OTC Bulletin Board, or OTCBB since June 5, 2006. From February 1, 2006 until June 5, 2006 we traded on the “Pink Sheets” after our common stock was de-listed from trading on AMEX. The OTCBB and Pink Sheets are viewed by most investors as a less desirable, and less liquid, marketplace. As a result, an investor may find it more difficult to purchase, dispose of or obtain accurate quotations as to the value of our common stock.

Our common stock is subject to Rules 15g-1 through 15g-9 under the Exchange Act, which imposes certain sales practice requirements on broker-dealers who sell our common stock to persons other than established customers and "accredited investors" (as defined in Rule 501(c) of the Securities Act). For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to the sale. This rule adversely affects the ability of broker-dealers to sell our common stock and purchasers of our common stock to sell their shares of our common stock.

Additionally, our common stock is subject to SEC regulations applicable to "penny stock." Penny stock includes any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions. The regulations require that prior to any non-exempt buy/sell transaction in a penny stock, a disclosure schedule proscribed by the SEC relating to the penny stock market must be delivered by a broker-dealer to the purchaser of such penny stock. This disclosure must include the amount of commissions payable to both the broker-dealer and the registered representative and current price quotations for our common stock. The regulations also require that monthly statements be sent to holders of penny stock that disclose recent price information for the penny stock and information of the limited market for penny stocks. These requirements adversely affect the market liquidity of our common stock.

Ownership of our shares is concentrated in the hands of a few investors which could limit the ability of our other stockholders to influence the direction of the company.

SCO Capital Partners LLC, Larry N. Feinberg (Oracle Partners LP, Oracle Institutional Partners LP and Oracle Investment Management Inc.), and Jeffrey B. Davis each beneficially owned approximately 74.1%, 26.4%, and 14.9%, respectively, of our common stock as of April 30, 2007. Accordingly, they collectively may have the ability to significantly influence or determine the election of all of our directors or the outcome of most corporate actions requiring stockholder approval. They may exercise this ability in a manner that advances their best interests and not necessarily those of our other stockholders.

Provisions of our charter documents could discourage an acquisition of our company that would benefit our stockholders and may have the effect of entrenching, and making it difficult to remove, management.

Provisions of our Certificate of Incorporation, By-laws and Stockholders Rights Plan may make it more difficult for a third party to acquire control of the Company, even if a change in control would benefit our stockholders. In particular, shares of our preferred stock may be issued in the future without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as our Board of Directors may determine, including, for example, rights to convert into our common stock. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any of our preferred stock that may be issued in the future. The issuance of our preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire control of us. This could limit the price that certain investors might be willing to pay in the future for shares of our common stock and discourage these investors from acquiring a majority of our common stock. Further, the existence of these corporate governance provisions could have the effect of entrenching management and making it more difficult to change our management.

Substantial sales of our common stock could lower our stock price.

The market price for our common stock could drop as a result of sales of a large number of our presently outstanding shares or shares that we may issue or be obligated to issue in the future. All of the 3,535,358 shares of our common stock that are outstanding as of April 30, 2007, are unrestricted and freely tradable or tradable pursuant to a resale registration statement or under Rule 144 of the Securities Act or are covered by a registration rights agreement.

Failure to achieve and maintain effective internal controls could have a material adverse effect on our business.

Effective internal controls are necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports, our operating results could be harmed. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

While we continue to evaluate and improve our internal controls, we cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations.

Failure to achieve and maintain an effective internal control environment could cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price.

The selling stockholders intend to sell their shares of common stock in the market, which sales may cause our stock price to decline.

The selling stockholders intend to sell in the public market 9,298,170 shares of our common stock being registered in this offering. That means that up to 9,298,170 shares may be sold pursuant to this registration statement. Such sales may cause our stock price to decline. Our officers and directors and our shareholders who are significant shareholders, as defined by the SEC, will continue to be subject to the provisions of various insider trading and rule 144 regulations.

The price you pay in this offering will fluctuate and may be higher or lower than the prices paid by other people participating in this offering.

The price in this offering will fluctuate based on the prevailing market price of our common stock on the OTC Bulletin Board. Accordingly, the price you pay in this offering may be higher or lower than the prices paid by other people participating in this offering.

FORWARD-LOOKING STATEMENTS

This Prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and that involve risks and uncertainties. These statements include, without limitation, statements relating to uncertainties associated with research and development activities, clinical trials, our ability to raise capital, the timing of and our ability to achieve regulatory approvals, dependence on others to market our licensed products, collaborations, future cash flow, the timing and receipt of licensing and milestone revenues, the future success of our marketed products and products in development, our sales projections, and the sales projections of our licensing partners, our ability to achieve licensing milestones, our ability to continue as a going concern, anticipated payments to be received from Uluru, anticipated product approvals and timing thereof, product opportunities, clinical trials and U.S. Food and Drug Administration (“FDA”) applications, as well as our drug development strategy, our clinical development organization expectations regarding our rate of technological developments and competition, our plan not to establish an internal marketing organization, our expectations regarding minimizing development risk and developing and introducing technology, the terms of future licensing arrangements, our ability to secure additional financing for our operations and our expected cash burn rate. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “could,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of such terms or other comparable terminology. We intend the forward-looking statements to be covered by the safe harbor for forward-looking statements in these sections. The forward-looking information is based on various factors and was derived using numerous assumptions.

Forward-looking statements necessarily involve risks and uncertainties, and our actual results could differ materially from those anticipated in the forward-looking statements due to a number of factors, including those set forth below under “Risk Factors” and elsewhere in this Prospectus. The factors set forth above under “Risk Factors” and other cautionary statements made in this Prospectus should be read and understood as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The forward-looking statements contained in this Prospectus represent our judgment as of the date of this Prospectus. We caution readers not to place undue reliance on such statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by certain selling security holders. There will be no proceeds to us from the sale of shares of common stock in this offering.

We will receive the proceeds from the exercise of warrants if payment of the exercise price is made in cash. All such proceeds will be used for general corporate purposes.

DETERMINATION OF OFFERING PRICE

The prices at which the shares of common stock covered by this prospectus may actually be sold will be determined by the prevailing public market price for shares of common stock or by negotiations in private transactions.

SELLING SECURITY HOLDERS

The following table presents information regarding the selling security holders. The selling security holders are the entities who have assisted in or provided financing to us. A description of each selling security holder's relationship to us and how each selling security holder acquired the shares to be sold in this offering is detailed in the information immediately following this table.

Selling Security Holder	Shares Beneficially Owned Before Offering	Percentage of Outstanding Shares Beneficially Owned Before Offering	Shares to be Sold in the Offering	Shares Beneficially Owned After Offering	Percentage of Outstanding Shares Beneficially Owned After Offering (1)
SCO Capital Partners, LLC	7,982,584	69.3%	6,636,362	1,346,222	27.6%
Beach Capital LLC	795,454	18.4%	795,454	-0-	-0-%
Lake End Capital LLC	1,222,728	25.7%	886,363	336,365	8.7%
Mark J. Alvino	55,525	1.6%	45,454	10,071	0.3%
Jeffrey B. Davis	5,820	0.2%	-0-	5,820	0.2%
Howard Fisher	54,545	1.5%	45,454	9,091	0.3%
Cornell Capital Partners, LP	86,083	2.4%	86,083	-0-	-0-%
Oracle Partners, LP	646,000	15.5%	504,900	141,100	3.8%
Oracle Institutional Partners, LP	176,680	4.8%	139,700	36,980	1.0%
Oracle Associates LLC	136,824	3.7%	-0-	136,824	3.7%
Sam Oracle Fund, Inc.	145,000	3.9%	132,000	13,000	0.4%
Oracle Offshore, Ltd.	32,800	0.9%	26,400	6,400	0.2%
Larry N. Feinberg	3,660	0.1%	-0-	3,660	0.1%

Total:	11,343,703	76.2%	9,298,170	2,045,533	36.7%

(1) Applicable percentage of ownership is based on 3,535,358 shares of common stock outstanding as of April 30, 2007, together with securities exercisable or convertible into shares of common stock within 60 days of April 30, 2007, for each stockholder. Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Commission under the Securities and Exchange Act of 1934, as amended. Shares of common stock issuable pursuant to options, warrants and convertible securities are treated as outstanding for computing the percentage of the person holding such securities but are not treated as outstanding for computing the percentage of any other person. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to shares, subject to community property laws where applicable. Shares not outstanding but deemed beneficially owned by virtue of the right of a person or group to acquire them within 60 days are treated as outstanding only for purposes of determining the number of and percent owned by such person or group.

The following information contains a description of each selling shareholder’s relationship to us and how each selling shareholder acquired the shares to be sold in this offering is detailed below. None of the selling stockholders have held a position or office, or had any other material relationship, with us, except as follows:

SCO Capital Partners LLC and affiliates - Notes and Warrants

On December 6, 2006, Access entered into a note and warrant purchase agreement pursuant to which we sold and issued an aggregate of $500,000 of 7.5% convertible notes due June 11, 2007 and warrants to purchase 386,364 shares of common stock of Access. Net proceeds to Access were $450,000. The notes are convertible into Access common stock at a fixed conversion rate of $1.10 per share, bear interest of 7.5% per annum and are secured by certain assets of Access. The notes and warrants were sold in a private placement to a group of accredited investors led by SCO and affiliates. Each note may be converted at the option of the noteholder or Access under certain circumstances as set forth in the notes. Each noteholder received a warrant to purchase a number of shares of common stock of Access equal to 75% of the total number shares of Access common stock into which such holder’s note is convertible. Each warrant has an exercise price of $1.32 per share and is exercisable at any time prior to December 6, 2012.

On October 24, 2006, we entered into a note and warrant purchase agreement pursuant to which we sold and issued an aggregate of $500,000 of 7.5% convertible notes due June 11, 2007 and warrants to purchase 386,364 shares of common stock of Access. Net proceeds to Access were $450,000. The notes are convertible into Access common stock at a fixed conversion rate of $1.10 per share, bear interest of 7.5% per annum and are secured by certain assets of Access. The notes and warrants were sold in a private placement to a group of accredited investors led by SCO and affiliates. Each note may be converted at the option of the noteholder or Access under certain circumstances as set forth in the notes. Each noteholder received a warrant to purchase a number of shares of common stock of Access equal to 75% of the total number shares of Access common stock into which such holder’s note is convertible. Each warrant has an exercise price of $1.32 per share and is exercisable at any time prior to October 24, 2012.

On February 16, 2006, we entered into a note and warrant purchase agreement pursuant to which we sold and issued an aggregate of $5,000,000 of 7.5% convertible notes due June 11, 2007 and warrants to purchase an aggregate of 3,863,634 shares of common stock of Access. Net proceeds to Access were $4.5 million. The notes and warrants were sold in a private placement to a group of accredited investors led by SCO and its affiliates. The notes are convertible into Access common stock at a fixed conversion rate of $1.10 per share, bear interest of 7.5% per annum and are secured by certain assets of Access. Each note may be converted at the option of the noteholder or Access under certain circumstances as set forth in the notes. Each noteholder received a warrant to purchase a number of shares of common stock of Access equal to 75% of the total number shares of Access common stock into which such holder’s note is convertible. Each warrant has an exercise price of $1.32 per share and is exercisable at any time prior to February 16, 2012.

In the event SCO and its affiliates were to convert all of their notes and exercise all of their warrants, it would own approximately 70.4% of the voting securities of Access.

In connection with the sale and issuance of notes and warrants, Access entered into an investors rights agreement whereby it granted SCO the right to designate two individuals to serve on the Board of Directors of Access while the notes are outstanding, and also granted registration rights with respect to the shares of common stock of Access underlying the notes and warrants. SCO designated Jeffrey B. Davis and Mark J. Alvino to the Board of Directors, and on March 13, 2006 Messrs, Davis and Alvino were appointed to the Board of Directors.

Cornell Capital Partners Standby Equity Distribution Agreement and Securities Purchase Agreement

On March 30, 2005 the Company executed a Standby Equity Distribution Agreement (SEDA) with Cornell Capital Partners. Under the SEDA, the Company could issue and sell to Cornell Capital Partners common stock for a total purchase price of up to $15,000,000. The purchase price for the shares is equal to their market price, which was defined in the SEDA as 98% of the lowest volume weighted average price of the common stock during a specified period of trading days following the date notice is given by the Company that it desires to access the SEDA. Further, we agreed to pay Cornell Capital Partners 3.5% of the proceeds that we receive under the Equity Line of Credit. The amount of each draw down was subject to a maximum amount of $1,000,000. The terms of the SEDA did not allow us to make draw downs if the draw down would cause Cornell Capital to own in excess of 9.9% of our outstanding shares of common stock. Upon closing of the transaction, Cornell Capital Partners received a one-time commitment fee of 146,500 shares of our common stock. On the same date, the Company entered into a Placement Agent Agreement with Newbridge Securities Corporation, a registered broker-dealer. Pursuant to the Placement Agent Agreement, upon closing of the transaction the Company paid a one-time placement agent fee of 3,500 shares of common stock. The shares issued were valued at $500,000 and recorded as Debt issuance costs and such costs are amortized as the SEDA is accessed. As of December 31, 2006 we had accessed $600,000 of the SEDA and $20,000 of the debt issuance costs were charged to additional paid-in capital and $384,000 of the issuance costs have been charged to interest expense. The SEDA expired March 30, 2007.

In addition, on March 30, 2005, the Company executed a Securities Purchase Agreement with Cornell Capital Partners and Highgate House Funds. Under the Securities Purchase Agreement, Cornell Capital Partners and Highgate House Funds purchased an aggregate of $2,633,000 principal amount of Secured Convertible Debentures from the Company (net proceeds to the Company of $2,360,000). The Secured Convertible Debentures accrue interest at a rate of 7% per year and were to mature 12 months from the issuance date with scheduled monthly repayment commencing on November 1, 2005 to the extent that the Secured Convertible Debenture had not been converted to common stock. The Secured Convertible Debenture was convertible into the Company's common stock at the holder's option any time up to maturity at a conversion price equal to $20.00. The Secured Convertible Debentures were secured by all of the assets of the Company. The Company had the right to redeem the Secured Convertible Debentures upon 3 business days notice for 110% of the amount redeemed. Pursuant to the Securities Purchase Agreement, the Company issued to the holders an aggregate of 50,000 shares of common stock of the Company. The Secured Convertible Notes were paid in full on October 12, 2005 in conjunction with the sale of our oral care assets.

We have generally incurred negative cash flows from operations since inception, and have expended, and expect to continue to expend in the future, substantial funds to complete our planned product development efforts. Since inception, our expenses have significantly exceeded revenues, resulting in an accumulated deficit as of December 31, 2006 of $77,672,000. We expect that our capital resources as of March 31, 2007, together with receivables will be adequate to fund our current level of operations for seven months, excluding any obligation to repay the convertible notes and the debt service on the convertible notes, which at this time we do not have the ability to pay. We cannot assure you that we will ever be able to generate significant product revenue or achieve or sustain profitability. We currently do not have the cash resources to repay our debt obligations due in April and September 2007. Either through conversion of our debt to equity or our financing plan through the sales of equity are expected to provide the resources to repay such notes.

Oracle Partners LP Convertible Notes
On November 9, 2005 the Company announced the restructuring and partial repayment of our 7.0% convertible promissory notes due September 13, 2005. Oracle Partners LP and its affiliates, holders of $4 million worth of convertible notes, agreed to amend their notes to a new maturity date, June 12, 2007, with the conversion price being reduced from $27.50 per share to $5.00 per share. In addition, the Company may cause a mandatory conversion of the notes into common stock if the common stock trades at a price of at least 1.5 times the conversion price for a minimum number of trading days. There is also a provision to allow for a minimum price for conversion in the event of a change of control of the Company. This modification resulted in the Company recording additional debt discount of $2.1 million, which will be accreted to interest expense to the revised maturity date.
DILUTION

The common stock to be sold by the selling shareholders is common stock that is currently issued and outstanding or is issuable on exercise of warrants that have already been issued. Accordingly, there will be no dilution to our existing shareholders.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling security holders. Sales of shares may be made by selling security holders, including their respective donees, transferees, pledgees or other successors-in-interest directly to purchasers or to or through underwriters, broker-dealers or through agents. Sales may be made from time to time on the OTC Bulletin Board, any other exchange or market upon which our shares may trade in the future, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to market prices, or at negotiated or fixed prices. The shares may be sold by one or more of, or a combination of, the following:

•
a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction (including crosses in which the same broker acts as agent for both sides of the transaction);

•	purchases by a broker-dealer as principal and resale by such broker-dealer, including resales for its account, pursuant to this prospectus;
•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	through options, swaps or derivatives;
•	in privately negotiated transactions;
•	in making short sales or in transactions to cover short sales; and
•	put or call option transactions relating to the shares.

The selling security holders may effect these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling security holders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling security holders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities.

The selling security holders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, the broker-dealers or other financial institutions may engage in short sales of the shares or of securities convertible into or exchangeable for the shares in the course of hedging positions they assume with the selling security holders. The selling security holders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery of shares offered by this prospectus to those broker-dealers or other financial institutions. The broker-dealer or other financial institution may then resell the shares pursuant to this prospectus (as amended or supplemented, if required by applicable law, to reflect those transactions).

The selling security holders and any broker-dealers that act in connection with the sale of shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by broker-dealers or any profit on the resale of the shares sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act. The selling security holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify each of the selling security holders and each selling security holder has agreed, severally and not jointly, to indemnify us against some liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

The selling security holders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling security holders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales in the market.

Selling security holders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

Upon being notified by a selling security holder that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the name of each such selling security holder and of the participating broker-dealer(s);
•	the number of shares involved;
•	the initial price at which the shares were sold;
•	the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;
•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and
•	other facts material to the transactions.

In addition, if required under applicable law or the rules or regulations of the Commission, we will file a supplement to this prospectus when a selling security holder notifies us that a donee or pledgee intends to sell more than 500 shares of common stock. We are paying all expenses and fees customarily paid by the issuer in connection with the registration of the shares. The selling security holders will bear all brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of the shares.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

We are an emerging biopharmaceutical company developing products for use in the treatment of cancer, the supportive care of cancer, and other disease states. Our product for the management of oral mucositis, MuGard™, has received marketing clearance by the FDA as a device. Our lead clinical development program for the drug candidate ProLindac™ (formerly known as AP5346) is in Phase II clinical testing. Access also has other advanced drug delivery technologies including Cobalamin™-mediated oral drug delivery and targeted delivery.

Together with our subsidiaries, we have proprietary patents or rights to one approved technology for marketing and three drug delivery technology platforms:

•      MuGard™ (mucoadhesive liquid technology),
•      synthetic polymer targeted delivery,
•      Cobalamin-mediated oral delivery, and
•      Cobalamin-mediated targeted delivery.

All shares and per share information reflect a one for five reverse stock split effected June 5, 2006.

Since our inception, we have devoted our resources primarily to fund our research and development programs. We have been unprofitable since inception and to date have received limited revenues from the sale of products. We cannot assure you that we will be able to generate sufficient product revenues to attain profitability on a sustained basis or at all. We expect to incur losses for the next several years as we continue to invest in product research and development, preclinical studies, clinical trials and regulatory compliance. As of December 31, 2006, our accumulated deficit was $77,672,000.

On April 26, 2007, Access Pharmaceuticals, Inc. (“Access”) and SCO Capital Partners LLC and affiliates (“SCO”) agreed to extend the maturity date of an aggregate of $6,000,000 of 7.5% convertible notes to June 11, 2007 from April 27, 2007. On April 24, 2007, Access Pharmaceuticals, Inc. ("Access") and Oracle Partners LP and affiliates agreed to extend the maturity date of an aggregate of $4,015,000 of 7.7% convertaible notes to June 12, 2007 from April 28, 2007.

On April 19, 2007, we announced we had entered into an agreement to acquire Somanta Pharmaceuticals, Inc. Pursuant to the terms of the merger agreement, upon consummation of the acquisition, Somanta’s preferred and common shareholders would receive an aggregate of 1.5 million shares of Access’ common shares which would represent approximately 13% of the combined company assuming the conversion of Access’ existing convertible debt under existing terms of conversion. The closing of the transaction is subject to numerous conditions including receipt of necessary approvals including approval of Somanta shareholders. There can be no assurance that the transaction will be consummated or if consummated that it will be on the terms described herein.

On December 8, 2006, we amended our 2005 Asset Sale Agreement with Uluru, Inc. Access received from Uluru an upfront payment of $4.9 million, received an additional $350,000 on April 9, 2007 and in the future could receive potential milestones of up to $4.8 million based on Uluru sales. The amendment agreement included the anniversary payment due October 12, 2006, the early payment of the two year anniversary payment, and a payment in satisfaction of certain future milestones. Access also transferred to Uluru certain patent applications that Access had previously licensed to Uluru under the 2005 License Agreement. Under a new agreement, Access has acquired a license from Uluru to utilize the nanoparticle aggregate technology contained in the transferred patent applications for subcutaneous, intramuscular, intra-peritoneal and intra-tumoral drug delivery. Additionally, one future milestone was increased by $125,000.

On December 6, 2006, we entered into a note and warrant purchase agreement pursuant to which we sold and issued an aggregate of $500,000 of 7.5% convertible notes due June 11, 2007 and warrants to purchase 386,364 shares of common stock of Access. Net proceeds to Access were $450,000. The notes and warrants were sold in a private placement to a group of accredited investors led by SCO Capital Partners LLC (“SCO”) and affiliates.

On October 24, 2006, we entered into a note and warrant purchase agreement pursuant to which we sold and issued an aggregate of $500,000 of 7.5% convertible notes due June 11, 2007 and warrants to purchase 386,364 shares of common stock of Access. Net proceeds to Access were $450,000. The notes and warrants were sold in a private placement to a group of accredited investors led by SCO and affiliates.

On February 16, 2006, we entered into a note and warrant purchase agreement pursuant to which we sold and issued an aggregate of $5,000,000 of 7.5% convertible notes due June 11, 2007 and warrants to purchase an aggregate of 3,863,634 shares of common stock of Access. Net proceeds to Access were $4.5 million. The notes and warrants were sold in a private placement to a group of accredited investors led by SCO (see further discussion under “Liquidity and Capital Resources”).

On October 12, 2005, we sold our oral/topical care business unit to Uluru, Inc, a private Delaware corporation, for up to $18.8 million to focus on our technologies in oncology and oral drug delivery. The products and technologies sold to Uluru included amlexanox 5% paste (marketed under the trade names Aphthasol® and Aptheal®), OraDiscTM, Zindaclin® and Residerm® and all of our assets related to these products. In addition, we sold to Uluru our nanoparticle hydrogel aggregate technology which could be used for applications such as local drug delivery and tissue filler in dental and soft tissue applications. We received a license from Uluru for certain applications of the technology. The CEO of Uluru is Kerry P. Gray, the former CEO of the Company. In conjunction with the sale transaction, we received a fairness opinion from a nationally recognized investment banking firm (see further discussion under “Liquidity and Capital Resources”).

Our product MuGard™, for the management of mucositis, was approved for marketing by the FDA under a 510(k) allowance in December 2006. Our focus will be developing unique polymer linked cytotoxics for use in the treatment of cancer and other diseases states. Our lead development product ProLindac™ is in Phase II clinical testing. The Company also has other advanced drug delivery technologies including Cobalamin-mediated targeted delivery and oral care drug delivery. We do not have any agreements which provide for near term revenues. Our expenses for salaries and rent are reduced from prior years. Our clinical development expenses may be higher than previous years.

Results of Operations

Comparison of Years Ended December 31, 2006 and 2005

Our total research spending for continuing operations for the year ended December 31, 2006 was $2,053,000, as compared to $2,783,000 in 2005, a decrease of $730,000. The decrease in expenses was the result of Phase II clinical trial start-up costs, including manufacturing costs for ProLindac™ in 2005 whereas 2006 costs were primarily clinical trial costs.

Our total general and administrative expenses were $2,813,000 for 2006, a decrease of $1,825,000 over 2005 expenses of $4,638,000, due to lower:

• Salary expenses due to the separation agreement in 2005 with our former CEO ($909,000);

• Professional fees for investment strategies and fairness opinions in 2005 ($397,000);

• Legal fees ($313,000);

• Patent and license fees ($194,000);

• Rent ($113,000);

• Compensation paid to Chairman in 2005 ($140,000) and

• Other net decreases ($41,000).

The decrease in general and administrative expenses is offset partially by higher:

• Salary related costs due to the expensing of stock options ($180,000); and

• Investor/public relations fees ($102,000).

Depreciation and amortization was $309,000 in 2006 as compared to $333,000 in 2005, a decrease of $24,000 due to the lower depreciation expense.

In 2005 we wrote off our goodwill of $1,868,000 following an impairment analysis.

Our loss from operations in 2006 was $5,175,000 as compared to a loss of $9,622,000 in 2005.

Interest and miscellaneous income was $294,000 for 2006 as compared to $100,000 for 2005, an increase of $194,000, relating to interest recognized on the Uluru receivable and higher cash balances in 2006 as compared with 2005.

Interest and other expense was $7,436,000 for 2006 as compared to $2,100,000 for the same period in 2005, an increase of $5,336,000. The increase was due to amortization of the discount of the Secured Convertible Notes and to amortization of the discount on the extension of a convertible note.

We received $550,000 less $173,000 tax expense in 2006 in milestone revenues from our oral care assets that we sold to Uluru, Inc. due to the amended 2005 Asset Sale Agreement. We had no milestone revenues in 2005.

The Secured Convertible Notes include warrants and a conversion feature. Until September 30, 2006 we accounted for the warrants and conversion feature as liabilities and recorded at fair value. From the date of issuance to September 30, 2006, the fair value of these instruments increased resulting in a net unrealized loss of $1.1 million. On October 1, 2006, we adopted the provisions of Financial Accounting Standards Board Staff Position EITF No. 00-19-2, “Accounting for Registration Payment Arrangements” (EITF 00-19-2), which requires that contingent obligations to make future payments under a registration payment arrangement be recognized and measured separately in accordance with SFAS No. 5, “Accounting for Contingencies.” Under previous guidance, the fair value of the warrant was recorded as a current liability in our balance sheet, due to a potential cash payment feature in the warrant. The current liability was marked-to-market at each quarter end, using the Black-Scholes option-pricing model, with the change being recorded to general and administrative expenses. Under the new guidance in EITF 00-19-2, as we believe the likelihood of such a cash payment to not be probable, have not recognized a liability for such obligations. Accordingly, a cumulative-effect adjustment of $1.4 million was made as of October 1, 2006 to accumulated deficit, representing the difference between the initial value of this warrant and its fair value as of this date and recorded to equity.

Net loss for 2006 was $12,874,000, or $3.65 basic and diluted loss per common share compared with a loss of $1,700,000, or a $0.53 basic and diluted loss per common share, for 2005.

Comparison of Years Ended December 31, 2005 and 2004

Our total research spending for continuing operations for the year ended December 31, 2005 was $2,783,000, as compared to $2,335,000 in 2004, an increase of $448,000. The increase in expenses was the result of Phase II start-up costs including manufacturing and clinical costs for ProLindac™ clinical trials ($674,000) and other net costs ($20,000) offset by lower salary costs due to cutbacks in scientific staff ($246,000).

Our total general and administrative expenses were $4,638,000 for 2005, an increase of $1,439,000 over 2004 expenses of $3,199,000, due to:

• Expenses due to the separation agreement with our former CEO ($909,000);

• Professional fees for investment banking and financing decisions ($397,000);

• Higher legal fees due to changes in our convertible debt and legal fees associated with merger candidates ($161,000); and

• Royalty license fee ($150,000).

The increases in general and administrative expenses are offset by:

• Lower investor relations costs ($90,000);

• Lower patent expenses ($61,000); and

• Lower net other increases ($27,000).

Depreciation and amortization was $333,000 in 2005 as compared to $469,000 in 2004, a decrease of $136,000 due to the impairment of a license which is no longer effective ($109,000) plus lower depreciation.

In addition we wrote off our goodwill in 2005 of $1,868,000 following an impairment analysis.

Our loss from continuing operations in 2005 was $9,622,000 as compared to a loss of $6,003,000 in 2004.

Interest and miscellaneous income was $100,000 for 2005 as compared to $226,000 for 2004, a decrease of $126,000, relating to interest income due to lower cash balances in 2005 as compared with 2004.

Interest and miscellaneous expense was $2,100,000 for 2005 as compared to $1,385,000 for the same period in 2004, an increase of $715,000. The increase was due to repayment of the secured convertible notes and contractually accelerated interest and penalty and due to amortization of the discount on the extension on of the convertible note.

Net loss for 2005 was $1,700,000, or a $0.53 basic and diluted loss per common share compared with a loss of $10,238,000, or a $3.38 basic and diluted loss per common share, for 2004.

Discontinued Operations

In October 2005 we sold our oral/topical care business to Uluru, Inc. for a gain of $12,891,000 less $4,067,000 tax expense and we closed down our Australian operations. The loss from our discontinued operations of our oral/topical care business and our Australian operation was $2,969,000.

Liquidity and Capital Resources

We have funded our operations primarily through private sales of common stock and convertible notes and our principal source of liquidity is cash and cash equivalents. Contract research payments, licensing fees and milestone payments from corporate alliances and mergers have also provided funding for operations. As of December 31, 2006 our cash and cash equivalents and short-term investments were $4,389,000 and our working capital deficit was $5,782,000. Our working capital at December 31, 2006 represented a decrease of $7,127,000 as compared to our working capital as of December 31, 2005 of $1,345,000. Our working capital is negative reflecting $11.0 million of debt that becomes due prior to December 31, 2007 and $0.6 million of accrued interest payments due by September 13, 2007.

As of December 31, 2006, the Company did not have enough capital to achieve its long-term goals. As of March 27, 2007 the Company had cash and cash equivalents of approximately $3.2 million.

SCO Capital Partners LLC - Notes and Warrants
On December 6, 2006, we entered into a note and warrant purchase agreement pursuant to which we sold and issued an aggregate of $500,000 of 7.5% convertible notes due June 11, 2007 and warrants to purchase 386,364 shares of common stock of Access. Net proceeds to Access were $450,000. The notes and warrants were sold in a private placement to a group of accredited investors led by SCO Capital Partners LLC (“SCO”) and affiliates. Each noteholder received a warrant to purchase a number of shares of common stock of Access equal to 75% of the total number shares of Access common stock into which such holder's note is convertible. Each warrant has an exercise price of $1.32 per share and is exercisable at any time prior to December 6, 2012.

On October 24, 2006, we entered into a note and warrant purchase agreement pursuant to which we sold and issued an aggregate of $500,000 of 7.5% convertible notes due June 11, 2007 and warrants to purchase 386,364 shares of common stock of Access. Net proceeds to Access were $450,000. The notes and warrants were sold in a private placement to a group of accredited investors led by SCO and affiliates. Each noteholder received a warrant to purchase a number of shares of common stock of Access equal to 75% of the total number shares of Access common stock into which such holder's note is convertible. Each warrant has an exercise price of $1.32 per share and is exercisable at any time prior to October 24, 2012.

On February 16, 2006, we entered into a note and warrant purchase agreement pursuant to which we sold and issued an aggregate of $5,000,000 of 7.5% convertible notes due June 11, 2007 and warrants to purchase an aggregate of 3,863,634 shares of common stock of Access. Net proceeds to Access were $4.5 million after offering costs of approximately $500,000, which are being amortized to interest expense over the term of the debt. The notes and warrants were sold in a private placement to a group of accredited investors led by SCO and its affiliates. Each noteholder received a warrant to purchase a number of shares of common stock of Access equal to 75% of the total number shares of Access common stock into which such holder's note is convertible. Each warrant has an exercise price of $1.32 per share and is exercisable at any time prior to February 16, 2012.

All the secured notes mature on June 11, 2007, are convertible into Access common stock at a fixed conversion rate of $1.10 per share, bear interest of 7.5% per annum and are secured by the assets of Access. Each note may be converted at the option of the noteholder or Access under certain circumstances as set forth in the notes.

In the event SCO and its affiliates were to convert all of their notes and exercise all of their warrants, it would own approximately 74.1% of the voting securities of Access. Access may be required to pay in cash, up to 2% per month, as defined, as liquidated damages for failure to file a registration statement timely as required by an investor rights agreement.

In connection with the sale and issuance of notes and warrants, Access entered into an investors rights agreement whereby it granted SCO the right to designate two individuals to serve on the Board of Directors of Access while the notes are outstanding, and also granted registration rights with respect to the shares of common stock of Access underlying the notes and warrants. SCO designated Jeffrey B. Davis and Mark J. Alvino to the Board of Directors, and on March 13, 2006 Messrs, Davis and Alvino were appointed to the Board of Directors.

Uluru, Inc. - Sale of Oral/Topical Care Assets
On December 8, 2006 we amended our 2005 Asset Sale Agreement with Uluru, Inc. Access received from Uluru an upfront payment of $4.9 million, received an additional $350,000 on April 9, 2007 and in the future could receive potential milestones of up to $4.8 million based on Uluru sales. The amendment agreement included the anniversary payment due October 12, 2006, the early payment of the two year anniversary payment, and a payment in satisfaction of certain future milestones. Access also transferred to Uluru certain patent applications that Access had previously licensed to Uluru under the 2005 License Agreement. Under a new agreement, Access has acquired a license from Uluru to utilize the nanoparticle aggregate technology contained in the transferred patent applications for subcutaneous, intramuscular, intra-peritoneal and intra-tumoral drug delivery. Additionally, one future milestone was increased by $125,000.

On October 12, 2005, we sold our oral/topical care business unit to Uluru, Inc, a private Delaware corporation, for up to $18.6 million to focus on our technologies in oncology and vitamin targeted drug delivery. The products and technologies sold to Uluru include amlexanox 5% paste (marketed under the trade names Aphthasol® and Aptheal®), OraDiscTM, Zindaclin® and Residerm® and all of our assets related to these products. In addition, we sold to Uluru our nanoparticle hydrogel aggregate technology which could be used for applications such as local drug delivery and tissue filler in dental and soft tissue applications. We received a license from Uluru for certain applications of the technology. The CEO of Uluru is Kerry P. Gray, the former CEO of the Company. In conjunction with the sale transaction, we received a fairness opinion from a nationally recognized investment banking firm.

Uluru assumed eight employees of the Company, and five employees remained with Access after the sale transaction. Throughout a transition period agreed to by the parties, Uluru leased space from the Company at its Dallas, TX headquarters.

At the closing of this agreement we received $8.7 million. Any contingent liabilities arise in the future relating to our former business could reduce further receipts.

The upfront payment of this transaction allowed Access to immediately retire our $2.6 million of Secured Convertible Notes held by Cornell Capital Partners and its affiliate and the various agreements relating to these notes. Such notes were secured by all of our assets. In addition, the elimination of the manufacturing and regulatory costs associated with the oral care business, as well as required employees for these marketed products and product candidates reduced our burn rate.

Restructuring Convertible Notes
On November 9, 2005 we announced the restructuring and partial repayment of our 7.0% convertible promissory notes due September 13, 2005.

One holder of $4 million worth of convertible notes (Oracle Partners LP and related funds) agreed to amend their notes to a new maturity date, June 12, 2007, with the conversion price being reduced from $27.50 per share to $5.00 per share. In addition, the Company may cause a mandatory conversion of the notes into common stock if the common stock trades at a price of at least 1.5 times the conversion price for a minimum number of trading days. There is also a provision to allow for a minimum price for conversion in the event of a change of control of the Company. This modification resulted in us recording additional debt discount of $2.1 million, which will be accreted to interest expense to the revised maturity date.

Access was unable to reach a conversion agreement with the second holder of $4 million worth of notes (Philip D. Kaltenbacher), so settled his claim by paying him this amount plus expenses and interest as outlined in the terms of the note.

The third noteholder, holding $5.5 million worth of convertible notes agreed to amend its notes to a new maturity date, September 13, 2010 and elected to have the 2005 and 2006 interest of $880,000 to be paid on September 13, 2007 or earlier if the Company receives $5.0 million of new funds. The delayed interest will earn interest at a rate of 10.0%.

We do not have sufficient funds to repay our convertible notes at their maturity. We may not be able to restructure the convertible notes or obtain additional financing to repay them on terms acceptable to us, if at all. If we raise additional funds by selling equity securities, the relative equity ownership of our existing investors would be diluted and the new investors could obtain terms more favorable than previous investors. A failure to restructure our convertible notes or obtain additional funding to repay the convertible notes and support our working capital and operating requirements, could cause us to be in default of our convertible notes and prevent us from making expenditures that are needed to allow us to maintain our operations. A failure to restructure our existing convertible notes or obtain necessary additional capital in the future could jeopardize our operations.

Cornell Capital Partners Standby Equity Distribution Agreement and Securities Purchase Agreement
On March 30, 2005 the Company executed a Standby Equity Distribution Agreement (SEDA) with Cornell Capital Partners. Under the SEDA, the Company could issue and sell to Cornell Capital Partners common stock for a total purchase price of up to $15,000,000. The purchase price for the shares is equal to their market price, which was defined in the SEDA as 98% of the lowest volume weighted average price of the common stock during a specified period of trading days following the date notice is given by the Company that it desires to access the SEDA. Further, we agreed to pay Cornell Capital Partners 3.5% of the proceeds that we receive under the Equity Line of Credit. The amount of each draw down was subject to a maximum amount of $1,000,000. The terms of the SEDA did not allow us to make draw downs if the draw down would cause Cornell Capital to own in excess of 9.9% of our outstanding shares of common stock. Upon closing of the transaction, Cornell Capital Partners received a one-time commitment fee of 146,500 shares of our common stock. On the same date, the Company entered into a Placement Agent Agreement with Newbridge Securities Corporation, a registered broker-dealer. Pursuant to the Placement Agent Agreement, upon closing of the transaction the Company paid a one-time placement agent fee of 3,500 shares of common stock. The shares issued were valued at $500,000 and recorded as Debt issuance costs and such costs are amortized as the SEDA is accessed. As of December 31, 2006 we had accessed $600,000 of the SEDA and $20,000 of the debt issuance costs were charged to additional paid-in capital and $384,000 of the issuance costs have been charged to interest expense. The SEDA expired March 30, 2007.

In addition, on March 30, 2005, the Company executed a Securities Purchase Agreement with Cornell Capital Partners and Highgate House Funds. Under the Securities Purchase Agreement, Cornell Capital Partners and Highgate House Funds purchased an aggregate of $2,633,000 principal amount of Secured Convertible Debentures from the Company (net proceeds to the Company of $2,360,000). The Secured Convertible Debentures accrue interest at a rate of 7% per year and were to mature 12 months from the issuance date with scheduled monthly repayment commencing on November 1, 2005 to the extent that the Secured Convertible Debenture had not been converted to common stock. The Secured Convertible Debenture was convertible into the Company's common stock at the holder's option any time up to maturity at a conversion price equal to $20.00. The Secured Convertible Debentures were secured by all of the assets of the Company. The Company had the right to redeem the Secured Convertible Debentures upon 3 business days notice for 110% of the amount redeemed. Pursuant to the Securities Purchase Agreement, the Company issued to the holders an aggregate of 50,000 shares of common stock of the Company. The Secured Convertible Notes were paid in full on October 12, 2005 in conjunction with the sale of our oral care assets.

We have generally incurred negative cash flows from operations since inception, and have expended, and expect to continue to expend in the future, substantial funds to complete our planned product development efforts. Since inception, our expenses have significantly exceeded revenues, resulting in an accumulated deficit as of December 31, 2006 of $77,672,000. We expect that our capital resources as of March 31, 2007, together with receivables will be adequate to fund our current level of operations for seven months, excluding any obligation to repay the convertible notes and the debt service on the convertible notes, which at this time we do not have the ability to pay. We cannot assure you that we will ever be able to generate significant product revenue or achieve or sustain profitability. We currently do not have the cash resources to repay our debt obligations due in April and September 2007. Either through conversion of our debt to equity or our financing plan through the sales of equity are expected to provide the resources to repay such notes.

We plan to expend substantial funds to conduct research and development programs, preclinical studies and clinical trials of potential products, including research and development with respect to our acquired and developed technology. Our future capital requirements and adequacy of available funds will depend on many factors, including:

•	the successful development and commercialization of ProLindac™, MuGard™ and our other product candidates;

•	the ability to convert, repay or restructure our outstanding convertible notes and debentures;

•	the ability to merge with Somanta Pharmaceuticals, Inc. and integrate their assets and programs with ours;

•	the ability to establish and maintain collaborative arrangements with corporate partners for the research, development and commercialization of products;

•	continued scientific progress in our research and development programs;

•	the magnitude, scope and results of preclinical testing and clinical trials;

•	the costs involved in filing, prosecuting and enforcing patent claims;

•	the costs involved in conducting clinical trials;

•	competing technological developments;

•	the cost of manufacturing and scale-up;

•	the ability to establish and maintain effective commercialization arrangements and activities; and

•	successful regulatory filings.

We have devoted substantially all of our efforts and resources to research and development conducted on our own behalf. The following table summarizes research and development spending by project category (in thousands), which spending includes, but is not limited to, payroll and personnel expense, lab supplies, preclinical expense, development cost, clinical trial expense, outside manufacturing expense and consulting expense:

(in thousands)	Twelve Months ended December 31,		Inception To Date (1)
Project	2006	2005
Polymer Platinate (ProLindac™)	$2,043	$2,653	$19,654
Mucoadhesive Liquid Technology (MLT)	10	-	1,490
Others (2)	-	130	5,044
Total	$2,053	$2,783	$26,188

(1)	Cumulative spending from inception of the Company or project through December 31, 2006.
(2)	The following projects are among the ones included in this line item: Vitamin Mediated Targeted Delivery, carbohydrate targeting, amlexanox cream and gel and other related projects.

Due to uncertainties and certain of the risk factors described above, including those relating to our ability to successfully commercialize our drug candidates, our ability to obtain necessary additional capital to fund operations in the future, our ability to successfully manufacture our products and our product candidates in clinical quantities or for commercial purposes, government regulation to which we are subject, the uncertainty associated with preclinical and clinical testing, intense competition that we face, market acceptance of our products and protection of our intellectual property, it is not possible to reliably predict future spending or time to completion by project or product category or the period in which material net cash inflows from significant projects are expected to commence. If we are unable to timely complete a particular project, our research and development efforts could be delayed or reduced, our business could suffer depending on the significance of the project and we might need to raise additional capital to fund operations, as discussed in the risk factors above, including without limitation those relating to the uncertainty of the success of our research and development activities and our ability to obtain necessary additional capital to fund operations in the future. As discussed in such risk factors, delays in our research and development efforts and any inability to raise additional funds could cause us to eliminate one or more of our research and development programs.

We plan to continue our policy of investing any available funds in certificates of deposit, money market funds, government securities and investment-grade interest-bearing securities. We do not invest in derivative financial instruments.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United State of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. In applying our accounting principles, we must often make individual estimates and assumptions regarding expected outcomes or uncertainties. As you might expect, the actual results or outcomes are often different than the estimated or assumed amounts. These differences are usually minor and are included in our consolidated financial statements as soon as they are known. Our estimates, judgments and assumptions are continually evaluated based on available information and experience. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

Asset Impairment

On January 1, 2002, we adopted SFAS 142, “Goodwill and Other Intangible Assets.” Upon adoption, we performed a transitional impairment test on our recorded intangible assets that consisted primarily of acquisition related goodwill and license intangibles. We also performed an annual impairment test in the fourth quarter of 2005. The analysis compared the Company’s market capitalization with net asset value resulting in an impairment charge in 2005 of $1,868,000.

Our intangible assets at December 31, 2006 consist primarily of patents acquired in acquisitions and licenses which were recorded at fair value on the acquisition date. We perform an impairment test on at least an annual basis or when indications of impairment exist. At December 31, 2006, Management believes no impairment of our intangible assets exists.

Based on an assessment of our accounting policies and underlying judgments and uncertainties affecting the application of those policies, we believe that our consolidated financial statements provide a meaningful and fair perspective of us. We do not suggest that other general factors, such as those discussed elsewhere in this report, could not adversely impact our consolidated financial position, results of operations or cash flows. The impairment test involves judgment on the part of management as to the value of goodwill, licenses and intangibles.

Stock Based Compensation Expense

On January 1, 2006, we adopted SFAS No. 123 (revised 2004), “Share-Based Payment,” (“SFAS 123(R)”), which requires the measurement and recognition of all share-based payment awards made to employees and directors including stock options based on estimated fair values. SFAS 123(R) supersedes the Company’s previous accounting under Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), for periods beginning in fiscal year 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). We applied the provisions of SAB 107 in our adoption of SFAS 123(R).

We adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company’s 2006 fiscal year. Our consolidated financial statements for the year ended December 31, 2006, reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, our consolidated financial statements for prior periods have not been restated to include the impact of SFAS 123(R). Stock-based compensation expense recognized under SFAS 123(R) for the year ended December 31, 2006 was approximately $248,000. Stock-based compensation expense which would have been recognized under the fair value based method would have been approximately $750,000 during the year ended December 31, 2005.

SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period in the company’s Statement of Operations. Prior to the adoption of SFAS 123(R), we accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB No. 25 as allowed under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). Under the intrinsic value method, no stock-based compensation expense for stock option grants was recognized because the exercise price of our stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant. In 2005, we did recognize stock compensation expense for restricted stock awards based on the fair value of the underlying stock on date of grant and this expense was amortized over the requisite service period. There were no restricted stock awards granted in 2006 and therefore no stock compensation expense is recognized in 2006 for these awards.

Stock-based compensation expense recognized in our Statement of Operations for the first year ended December 31, 2006 includes compensation expense for share-based payment awards granted prior to, but not yet vested as of December 31, 2005, based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123 and compensation expense for the share-based payment awards granted subsequent to December 31, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Stock-based compensation expense recognized in the Company’s Statement of Operations for the year ended December 31, 2006 is based on awards ultimately expected to vest and has been reduced for estimated forfeitures, which currently is nil. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company’s pro forma information required under SFAS 123 for periods prior to fiscal year 2006, forfeitures have been accounted for as they occurred.

We use the Black-Scholes option-pricing model (“Black-Scholes”) as its method of valuation under SFAS 123(R) in fiscal year 2006 and a single option award approach. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. Black-Scholes was also previously used for our pro forma information required under SFAS 123 for periods prior to fiscal year 2006. The fair value of share-based payment awards on the date of grant as determined by the Black-Scholes model is affected by our stock price as well as other assumptions. These assumptions include, but are not limited to the expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. We are evaluating the potential impact of the implementation of SFAS 157 on our financial position and results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Income Tax Uncertainties” (FIN 48). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. The recently issued literature also provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN 48 is effective for Access as of January 1, 2007. Any differences between the amounts recognized in the balance sheets prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. We are evaluating the potential impact of the implementation of FIN 48 on our financial position and results of operations.

Off-Balance Sheet Transactions
None

Contractual Obligations

The Company’s contractual obligations as of December 31, 2006 are set forth below.

	Payment Due by Period
	Total	Less Than 1 Year	1-4 Years
Long-Term Debt Obligations	$16,395,000	$10,895,000	$5,500,000
Interest	2,422,000	1,151,000	1,271,000
Lease Obligations	135,000	92,000	43,000
Total	$18,952,000	$12,138,000	$6,814,000

DESCRIPTION OF BUSINESS
Business

Access Pharmaceuticals, Inc. (“Access” or the “Company”) is a Delaware corporation. We are an emerging biopharmaceutical company developing products for use in the treatment of cancer, the supportive care of cancer, and other disease states. Our product for the management of oral mucositis, MuGard™, has received marketing clearance by the FDA as a device. Our lead clinical development program for the drug candidate ProLindac™ (formerly known as AP5346) is in Phase II clinical testing. Access also has advanced drug delivery technologies including Cobalamin™-mediated oral drug delivery and targeted delivery.

Together with our subsidiaries, we have proprietary patents or rights to one technology approved for marketing and three drug delivery technology platforms:

 •     MuGard™ (mucoadhesive liquid technology),
•      synthetic polymer targeted delivery,
•      Cobalamin-mediated oral delivery,
•      Cobalamin-mediated targeted delivery.

Our Business

Access is a Delaware corporation. We are an emerging biopharmaceutical company developing products for use in the treatment of cancer, the supportive care of cancer, and other disease states. Our product for the management of oral mucositis, MuGard™, has received marketing clearance by the FDA as a device. Our lead clinical development program for the drug candidate ProLindac™ (formerly known as AP5346) is in Phase II clinical testing. Access also has advanced drug delivery technologies including Cobalamin™-mediated oral drug delivery and targeted delivery.

Together with our subsidiaries, we have proprietary patents or rights to one technology approved for marketing and three drug delivery technology platforms:

 •     MuGard™ (mucoadhesive liquid technology),
•      synthetic polymer targeted delivery,
•      Cobalamin-mediated oral delivery,
•      Cobalamin-mediated targeted delivery.

Products

We have used our drug delivery technologies to develop the following products and product candidates:

ACCESS DRUG PORTFOLIO
Compound	Originator	Technology	Indication	FDA Filing	Clinical Stage (1)
Cancer
MuGard™	Access	Mucoadhesive liquid	Mucositis	510(k)	Marketing clearance
ProLindacTM (Polymer Platinate, AP5346) (2)	Access - U London	Synthetic polymer	Cancer	Clinical Development(3)	Phase II
Oral Insulin	Access	Cobalamin	Diabetes	Research	Pre-Clinical
Oral Delivery System	Access	Cobalamin	Various	Research	Pre-Clinical
Cobalamin-Targeted Therapeutics	Access	Cobalamin	Anti-tumor	Research	Pre-Clinical

(1)   For more information, see “Government Regulation” for description of clinical stages.

(2)   Licensed from the School of Pharmacy, The University of London. Subject to a 1% royalty and milestone payments on sales.

(3)   Clinical studies being conducted in Europe and US.

Approved Products

MuGard™ - Mucoadhesive Liquid Technology (MLT)

Mucositis is a debilitating condition involving extensive inflammation of mouth tissue that affects annually an estimated 400,000 cancer patients in the United States undergoing chemotherapy and radiation treatment. Any treatment that would accelerate healing and/or diminish the rate of appearance of mucositis would have a significant beneficial impact on the quality of life of these patients and may allow for more aggressive chemotherapy. We believe the potential addressable market for a mucositis product could be over $1 billion world-wide.

Access’ MuGard™ is a viscous polymer solution which provides a coating for the oral cavity. MuGard™ is dispensed in a ready to use form. A multi-site, randomized clinical study was performed in the United States testing MuGard™ and MuGard™ containing an anti-inflammatory drug to determine the effect of these products on the prevention and treatment of mucositis. The data from this trial indicated that the patients using MuGard™ displayed a lower incidence of mucositis than is typically seen in the studied population with no additional benefit from the drug.

The data were retrospectively compared with two historical patient databases to evaluate the potential advantages MuGard™ may represent in the prevention, treatment and management of mucositis. The patient evaluation was conducted using the oral mucositis assessment scale, which qualifies the disease severity on a scale of 0-5. Key highlights of the comparison with the historical patient databases are as follows:

•      the average severity of the disease was reduced by approximately 40%;
•      the maximum intensity of the mucositis was approximately 35% lower; and
•      the median peak intensity was approximately 50% lower.

These data confirmed that fact that MuGard™ could represent an important advancement in the management and prevention of mucositis. On September 20, 2006, we announced that we had submitted a Premarket Notification 510(k) application to the United States Food and Drug Administration (FDA) announcing the Company’s intent to market MuGard™. On December 13, 2006, we announced that we had received marketing clearance for MuGard™ from FDA for the indication of the management of oral wounds including mucositis, aphthous ulcers and traumatic ulcers.

Access is currently seeking marketing partners to market MuGard™ in the United States and in other territories worldwide.

Products in Development Status

ProLindac™ (Polymer Platinate, AP5346) DACH Platinum

Chemotherapy, surgery and radiation are the major components in the clinical management of cancer patients. Chemotherapy serves as the primary therapy for some solid tumors and metastases and is increasingly used as an adjunct to radiation and surgery to improve their effectiveness. For chemotherapeutic agents to be effective in treating cancer patients, however, the agent must reach the target cells in effective quantities with minimal toxicity in normal tissues.

The current optimal strategy for chemotherapy involves exposing patients to the most intensive cytotoxic regimens they can tolerate and clinicians attempt to design a combination of chemotherapeutic drugs, a dosing schedule and a method of administration to increase the probability that cancerous cells will be destroyed while minimizing the harm to healthy cells. Notwithstanding clinicians’ efforts, most current chemotherapeutic drugs have significant shortcomings that limit the efficacy of chemotherapy. For example, certain cancers are inherently unresponsive to chemotherapeutic agents. Alternatively, other cancers may initially respond, but subgroups of cancer cells acquire resistance to the drug during the course of therapy and the resistant cells may survive and cause a relapse. Serious toxicity, including bone marrow suppression, renal toxicity, neuropathy, or irreversible cardiotoxicity, are some of the limitations of current anti-cancer drugs that can prevent their administration in curative doses.

Oxaliplatin, a formulation of DACH platinum, is a chemotherapeutic which was initially approved in France and in Europe in 1999 for the treatment of colorectal cancer. It is now also being marketed in the United States and is generating worldwide sales in excess of $2 billion annually. Carboplatin and Cisplatin, two other approved platinum chemotherapy drugs, are not indicated for the treatment of metastatic colorectal cancer. Oxaliplatin, in combination with 5-flurouracil and folinic acid (known as the FOLFOX regime) is indicated for the first-line treatment of metastatic colorectal cancer in Europe and the U.S. The colorectal cancer market is a significant opportunity as there are over 940,000 reported new cases annually worldwide, increasing at a rate of approximately three percent per year, and 500,000 deaths.

Currently, platinum compounds are one of the largest selling categories of chemotherapeutic agents, with annual sales in excess of $3.0 billion. As is the case with all chemotherapeutic drugs, the use of such compounds is associated with serious systemic side effects. The drug development goal therefore is to enhance delivery of the active drug to the tumor and minimize the amount of active drug affecting normal organs in the body.

Utilizing a biocompatible water-soluble polymer HPMA as a drug carrier, Access’ drug candidate ProLindac™, links DACH platinum to a polymer in a manner which permits the selective release of active drug to the tumor by several mechanisms, including taking advantage of the differential pH in tumor tissue compared to healthy tissue. The polymer also capitalizes on the biological differences in the permeability of blood vessels at tumor sites versus normal tissue. In this way, tumor selective delivery and platinum release is achieved. The ability of ProLindac™ to inhibit tumor growth has been evaluated in more than ten preclinical models. Compared with the marketed product oxaliplatin, ProLindac™ showed either marked superiority or superiority in most of these models. Preclinical studies of the delivery of platinum to tumors in an animal model have shown that, compared with oxaliplatin at equitoxic doses, ProLindac™ delivers in excess of 16 times more platinum to the tumor. An analysis of tumor DNA, which is the main target for anti-cancer platinum agents, has shown that ProLindac™ delivers approximately 14 times more platinum to tumor DNA than oxaliplatin. Results from preclinical efficacy studies conducted in the B16 and other tumor models have also shown that ProLindac™ is superior to oxaliplatin in inhibiting the growth of tumors. An extensive preclinical package has been developed supporting the development of ProLindac™.

In 2005 we completed a Phase I multi-center clinical study conducted in Europe, which enrolled 26 patients. The study was reported at the AACR-NCI-EORTC conference in Philadelphia in November 2005.  The European trial was designed to identify the maximum tolerated dose, dose limiting toxicities, the pharmacokinetics of the platinum in plasma and the possible anti-tumor activity of ProLindacTM. The open-label, non-randomized, dose-escalation Phase I study was performed at two European centers. ProLindacTM was administered as an intravenous infusion over one hour, once a week on days 1, 8 and 15 of each 28-day cycle to patients with solid progressive tumors. We obtained results in 26 patients with a broad cross-section of tumor types, with doses ranging from 80-1,280 mg Pt/m2.

Of the 26 patients, 10 were not evaluable for tumor response, principally due to withdrawal from the study prior to completing the required cycle. Of the 16 evaluable patients, 2 demonstrated a partial response, 1 experienced a partial response based on a biomarker and 4 experienced stable disease. One of the patients who attained a partial response had a melanoma with lung metastasis; a CT scan revealed a tumor decrease of greater than 50%. The other patient who responded had ovarian cancer; she had a reduction in lymph node metastasis and remission of a liver metastasis. The patient who experienced a partial response based on a biomarker was an ovarian cancer patient for whom CA-125 levels returned to normal. Also of note, a patient with cisplatin resistant cervical cancer showed a short lasting significant reduction in lung metastasis after 3 doses. However, due to toxicity, the patient could not be retreated to determine whether the partial response could be maintained.

We have commenced a European Phase II ProLindac™ trial in ovarian cancer patients who have relapsed after first line platinum therapy. The primary aim of the study is to the determine the response rate of ProLindacTM monotherapy in this patient population. The response rates for other platinum compounds in this indication are well known, and will be used for comparison.

We have provided ProLindacTM to the Moores Cancer Center at the University of California, San Diego to conduct a Phase II clinical study in patients with head and neck cancer under a physician-sponsored IND. The primary aim of the study is to demonstrate the ability of the tumor-targeting polymer system to deliver more platinum to tumors than can be attained with oxaliplatin, the approved DACH platinum compound.

The Company has submitted an IND application to the US Food and Drug Administration, and has received clearance from the agency to proceed with a Phase I clinical study of ProLindac in combination with fluorouracil and leucovorin. The study is designed to evaluate the safety of the ProLindac in combination with two standard drugs used to treat colorectal cancer and to establish a safe dose for Phase II clinical studies of this combination in colorectal cancer. The Ccompany is currently evaluating whether clinical development of ProLindac in this indication might proceed more rapidly by utilizing an alternative clinical strategy and/or conducting studies in the US and/or elsewhere in the world.

Research Projects, Products and Products in Development

Drug Development Strategy

A part of our integrated drug development strategy is to form alliances with centers of excellence in order to obtain alternative lead compounds while minimizing the overall cost of research. The Company does not spend significant resources on fundamental biological research but rather focuses on its chemistry expertise and clinical development. For example, certain of our polymer platinate technology has resulted in part from a research collaboration with The School of Pharmacy, University of London.

Our strategy is to focus on our polymer therapeutic program for the treatment of cancer while continuing to develop technologies such as MuGard™ and Cobalamin-mediated oral drug delivery which could provide us with a revenue stream in the short term through commercialization or outlicensing to fund our longer-term polymer development program. To reduce financial risk and equity financing requirements, we are directing our resources to the preclinical and early clinical phases of development. Where the size of the necessary clinical studies and cost associated with the later clinical development phases are significant, we plan to co-develop with or to outlicense to marketing partners our therapeutic product candidates. By forming strategic alliances with pharmaceutical and/or biotech companies, we believe that our technology can be more rapidly developed and successfully introduced into the marketplace.

We will continue to evaluate the most cost-effective methods to advance our programs. We will contract certain research and development, manufacturing and manufacturing scaleup, certain preclinical testing and product production to research organizations, contract manufacturers and strategic partners. As appropriate to achieve cost savings and accelerate our development programs, we will expand our internal core capabilities and infrastructure in the areas of chemistry, formulation, analytical methods development, clinical development, biology and project management to maximize product opportunities in a timely manner.

Process

We begin the product development effort by screening and formulating potential product candidates, selecting an optimal active component, developing a formulation, and developing the processes and analytical methods. Pilot stability, toxicity and efficacy testing are conducted prior to advancing the product candidate into formal preclinical development.  Specialized skills are required to produce these product candidates utilizing our technology. We have a limited core internal development capability with significant experience in developing these formulations, but also depend upon the skills and expertise of our contractors.

Once the product candidate has been successfully screened in pilot testing, our scientists, together with external consultants, assist in designing and performing the necessary preclinical efficacy, pharmacokinetic and toxicology studies required for IND submission. External investigators and scaleup manufacturing facilities are selected in conjunction with our consultants. The initial Phase I and Phase II studies are conducted by institutions and investigators supervised and monitored by our employees and contract research organizations. We do not plan to have an extensive clinical development organization as we plan to have the advance phases of this process conducted by a development partner. Should we conduct Phase III clinical studies we expect to engage a contract research organization to perform this work.

We contract with third party contract research organizations to complete our large clinical trials and for data management of all of our clinical trials. Generally, we manage the smaller Phase I and II trials ourselves. Currently, we have one Phase II trial in process and two Phase II trials planned for this year subject to preliminary findings in other trials and our ability to fund such trials.

With all of our product development candidates, we cannot assure you that the results of the in vitro or animal studies are or will be indicative of the results that will be obtained if and when these product candidates are tested in humans. We cannot assure you that any of these projects will be successfully completed or that regulatory approval of any product will be obtained.

We expended approximately $2,053,000, $2,783,000 and $2,335,000 on research and development during the years 2006, 2005 and 2004, respectively.

Scientific Background

The ultimate criteria for effective drug delivery is to control and optimize the localized release of the drug at the target site and rapidly clear the non-targeted fraction. Conventional drug delivery systems such as controlled release, sustained release, transdermal systems and others are designed for delivering active product into the systemic circulation over time with the objective of improving patient compliance. These systems do not address the biologically relevant issues such as site targeting, localized release and clearance of drug. The major factors that impact the achievement of this ultimate drug delivery goal are the physical characteristics of the drug and the biological characteristics of the disease target sites. The physical characteristics of the drug affect solubility in biological systems, its biodistribution throughout the body, and its interactions with the intended pharmacological target sites and undesired areas of toxicity. The biological characteristics of the diseased area impact the ability of the drug to selectively interact with the intended target site to allow the drug to express the desired pharmacological activity.

We believe our drug delivery technologies are differentiated from conventional drug delivery systems in that they seek to apply a disease-specific approach to improve the drug delivery process with formulations to significantly enhance the therapeutic efficacy and reduce toxicity of a broad spectrum of products.

Core Drug Delivery Technology Platforms

Our current drug delivery technology platforms for use in cancer chemotherapy are:

•      Synthetic Polymer Targeted Drug Delivery Technology;

•      Cobalamin-Mediated Oral Delivery Technology; and

•      Cobalamin-Mediated Targeted Delivery Technology.

 Each of these platforms is discussed below:

Synthetic Polymer Targeted Drug Delivery Technology

In collaboration with The School of Pharmacy, University of London, we have developed a synthetic polymer technology, which utilizes hydroxypropylmethacrylamide with platinum, designed to exploit enhanced permeability and retention, or EPR, at tumor sites to selectively accumulate drug and control drug release. This technology is employed in our lead clinical program, ProLindac™. Many solid tumors possess vasculature that is hyperpermeable, or leaky, to macromolecules. In addition to this enhanced permeability, tumors usually lack effective lymphatic and/or capillary drainage. Consequently, tumors selectively accumulate circulating macromolecules, including, for example, up to 10% of an intravenous dose in mice. This effect has been termed EPR, and is thought to constitute the mechanism of action of styrene-maleic/anhydride-neocarzinostatin, or SMANCS, which is in regular clinical use in Japan for the treatment of hepatoma. These polymers take advantage of endothelial permeability as the drug carrying polymers are trapped in tumors and then taken up by tumor cells. Linkages between the polymer and drug can be designed to be cleaved extracellularly or intracellularly. Utilizing the principles of prodrugs, the drug is essentially inert while attached to the polymer, but is released inside the tumor mass while polymer/drug not delivered to tumors is renally cleared from the body. For example, ProLindac is attached to a pH-sensitive linker which releases the platinum cytotoxic agent much faster in the low pH environments found typically outside of tumor cells and within specific compartments inside of tumor cells. Data generated in animal studies have shown that the polymer/drug complexes are far less toxic than free drug alone and that greater efficacy can be achieved. Thus, these polymer complexes have demonstrated significant improvement in the therapeutic index of anti-cancer drugs, including, for example, platinum.

Cobalamin-Mediated Oral Delivery Technology

Oral delivery is the preferred method of administration of drugs where either long-term or daily use (or both) is required. However many therapeutics, including peptide and protein drugs, are poorly absorbed when given orally. With more and more peptide and protein based biopharmaceuticals entering the market, there is an increasing need to develop an effective oral delivery system for them, as well as for long-standing injected drugs such as insulin.

The difficulty in administering proteins orally is their susceptibility to degradation by digestive enzymes, their inability to cross the intestinal wall and their rapid excretion by the body. Over the years, many different methodologies for making protein drugs available orally have been attempted. Most of the oral protein delivery technologies involve protecting the protein degradation in the intestine. More recently, strategies have been developed that involve attaching the protein or peptide to a molecule that transports the protein across the gut wall. However, the field of oral drug delivery of proteins and peptides has yet to achieve successful commercialization of a product (although positive results have been achieved in early clinical trials for some products under development).

Many pharmaceutically active compounds such as proteins, peptides and cytotoxic agents cannot be administered orally due to their instability in the gastrointestinal tract or their inability to be absorbed and transferred to the bloodstream. A technology that would allow many of these actives to be taken orally would greatly enhance their acceptance and value. Several technologies for the protection of sensitive actives in the gastro-intestinal tract and/or enhancement of gastro-intestinal absorption have been explored and many have failed.

Our proprietary technology for oral drug delivery utilizes the body’s natural vitamin B12 (VB12) transport system in the gut. The absorption of VB12 in the intestine occurs by way of a receptor-mediated endocytosis. Initially, VB12 binds to intrinsic factor (IF) in the small intestine, and the VB12-IF complex then binds to the IF receptor on the surface of the intestine. Receptor-mediated endocytosis then allows the transport of VB12 across the gut wall. After binding to another VB12-binding protein, transcobalamin II (TcII), VB12 is transferred to the bloodstream.

Our scientists discovered that Cobalamin (analogs of VB12) will still be transported by this process even when drugs, macromolecules, or nanoparticles are coupled to the Cobalamin. Thus Cobalamin serves as a carrier to transfer these materials from the intestinal lumen to the bloodstream. For drugs and macromolecules that are stable in the gastro-intestinal tract, the drug or macromolecule can be coupled directly (or via a linker) to Cobalamin. If the capacity of the Cobalamin transport system is inadequate to provide an effective blood concentration of the active, transport can be amplified by attaching many molecules of the drug to a polymer, to that Cobalamin is also attached. A further option, especially for drugs and macromolecules that are unstable in the intestine, is to formulate the drug in a nanoparticle which is then coated with Cobalamin. Once in the bloodstream, the active is released by diffusion and/or erosion of the nanoparticle. Utilization of nanoparticles also serves to ‘amplify’ delivery by transporting many molecules at one time due to the inherently large nanoparticle volume compared with the size of the drug.

Our proprietary position in this technology involves the conjugation of Cobalamin and/or folic acid and/or biotin (or their analogs) to a polymer to which is also attached the drug to be delivered, or attached to a nanoparticle in which the drug is incorporated. Since many molecules of the drug are attached to a single polymer strand, or are incorporated in a single nanoparticle, disease targeting is amplified compared to simpler conjugates involving one molecule of the vitamin with one drug molecule. However, in situations when such a simple conjugate might be preferred, our patents also encompass these Cobalamin-drug conjugates.

Cobalamin-Mediated Targeted Delivery Technology

Most drugs are effective only when they reach a certain minimum concentration in the region of disease, yet are well distributed throughout the body contributing to undesirable side effects. It is therefore advantageous to alter the natural biodistribution of a drug to have it more localized where it is needed. Our Cobalamin-mediated targeted delivery technology utilizes the fact that in many diseases where there is rapid growth and/or cell division, the demand for certain vitamins increases. By coupling the drug to a vitamin analog, the analog serves as a carrier to increase the amount of drug at the disease site relative to its normal distribution.

One application of this technology is in tumor targeting. The use of cytotoxic drugs is one of the most common methods for treating a variety of malignancies including solid and non-solid tumors. The drawbacks of chemotherapeutic treatments, which include tumor resistance, cancer relapse and toxicity from severe damage to healthy tissues, has fuelled a scientific quest for novel treatments that are specifically targeted to malignant cells thus reducing damage to collateral tissues.

The design of targeted therapies involves exploitation of the difference between the structure and function of normal cells compared with malignant cells. Differences include the increased levels of surface molecules on cancer cells, which makes them more sensitive to treatment regimes that target surface molecules and differences in blood supply within and around tumor cells compared with normal cells.

Two basic types of targeting approaches are utilized, passive tumor targeting and active tumor targeting.

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passive tumor targeting involves transporting anti-cancer agents through the bloodstream to tumor cells using a “carrier” molecule. Many different carrier molecules, which can take a variety of forms (micelles, nanoparticles, liposomes and polymers), are being investigated as each provides advantages such as specificity and protection of the anti-cancer drug from degradation due to their structure, size (molecular weights) and particular interactions with tumor cells. Our polymer platinate program is a passive tumor targeting technology.

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active tumor targeting involves attaching an additional fragment to the anticancer drug and the carrier molecule to create a new “targeted” agent that will actively seek a complementary surface molecule to which it binds (preferentially located on the exterior of the tumor cells). The theory is that the targeting of the anti-cancer agent through active means to the affected cells should allow more of the anti-cancer drug to enter the tumor cell, thus amplifying the response to the treatment and reducing the toxic effect on bystander, normal tissue.

Examples of active targeting fragments include antibodies, growth factors and vitamins. Our scientists have specifically focused on using Cobalamin compounds (analogs of vitamin B12), but we have also used and have certain intellectual property protection for the use of folate and biotin which may more effectively target anti-cancer drugs to solid tumors.

It has been known for some time that vitamin B12 and folic acid are essential for tumor growth and as a result, receptors for these vitamins are up-regulated in certain tumors. Vitamin B12 receptor over-expression occurs in breast, lung, leukemic cells, lymphoma cells, bone, thyroid, colon, prostate and brain cancers and some other tumor lines, while folate receptor over-expression occurs in breast, lung, ovarian, endometrial, renal, colon, brain and cancers of myeloid hemotopoietic cells and methotrexate-sensitive tumors.

Patents

We believe that the value of technology both to us and to our potential corporate partners is established and enhanced by our broad intellectual property positions. Consequently, we have already been issued and seek to obtain additional U.S. and foreign patent protection for products under development and for new discoveries. Patent applications are filed with the U.S. Patent and Trademark Office and, when appropriate, with the Paris Convention's Patent Cooperation Treaty (PCT) Countries (most major countries in Western Europe and the Far East) for our inventions and prospective products.

One U.S. patent has issued and one U.S. patent application and two European patent applications are under review for our mucoadhesive liquid technology. Our patent applications cover a range of products utilizing our mucoadhesive liquid technology for the management of the various phases of mucositis.

Three U.S. patents and two European patents have issued and one U.S. patent and two European patent applications are pending for polymer platinum compounds. The two patents and patent applications are the result in part of our collaboration with The School of Pharmacy, University of London, from which the technology has been licensed and include a synthetic polymer, hydroxypropylmethacrylamide incorporating platinates, that can be used to exploit enhanced permeability and retention in tumors and control drug release. The patents and patent applications include a pharmaceutical composition for use in tumor treatment comprising a polymer-platinum compound through linkages that are designed to be cleaved under selected conditions to yield a platinum which is selectively released at a tumor site. The patents and patent applications also include methods for improving the pharmaceutical properties of platinum compounds.

We have three patented Cobalamin-mediated targeted therapeutic technologies:

-	folate conjugates of polymer therapeutics, to enhance tumor delivery by targeting folate receptors, which are upregulated in certain tumor types with two U.S. and two European patent applications;
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the use of vitamin B12 to target the transcobalamin II receptor which is upregulated in numerous diseases including cancer, rheumatoid arthritis, certain neurological and autoimmune disorders with two U.S. patents and three U.S. and four European patent applications; and

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oral delivery of a wide variety of molecules which cannot otherwise be orally administered, utilizing the active transport mechanism which transports vitamin B12 into the systemic circulation with six U.S. patents and two European patents and one U.S. and one European patent application.

Our patents for the following technologies expire in the years and during the date ranges indicated below:

•	Mucoadhesive technology in 2021,
•	ProLindac™ in 2021,
•	Cobalamin mediated technology between 2007 and 2019

In addition to issued patents, we have a number of pending patent applications. If issued, the patents underlying theses applications could extend the patent life of our technologies beyond the dates listed above.

We have a strategy of maintaining an ongoing line of patent continuation applications for each major category of patentable carrier and delivery technology. By this approach, we are extending the intellectual property protection of our basic targeting technology and initial agents to cover additional specific carriers and agents, some of which are anticipated to carry the priority dates of the original applications.

Government Regulation

We are subject to extensive regulation by the federal government, principally by the FDA, and, to a lesser extent, by other federal and state agencies as well as comparable agencies in foreign countries where registration of products will be pursued. Although a number of our formulations incorporate extensively tested drug substances, because the resulting formulations make claims of enhanced efficacy and/or improved side effect profiles, they are expected to be classified as new drugs by the FDA.

The Federal Food, Drug and Cosmetic Act and other federal, state and foreign statutes and regulations govern the testing, manufacturing, safety, labeling, storage, shipping and record keeping of our products. The FDA has the authority to approve or not approve new drug applications and inspect research, clinical and manufacturing records and facilities.

Among the requirements for drug approval and testing is that the prospective manufacturer's facilities and methods conform to the FDA's Code of Good Manufacturing Practices regulations, which establish the minimum requirements for methods to be used in, and the facilities or controls to be used during, the production process. Such facilities are subject to ongoing FDA inspection to insure compliance.

The steps required before a pharmaceutical product may be produced and marketed in the U.S. include preclinical tests, the filing of an IND with the FDA, which must become effective pursuant to FDA regulations before human clinical trials may commence, numerous phases of clinical testing and the FDA approval of a New Drug Application (“NDA”) prior to commercial sale.

Preclinical tests are conducted in the laboratory, usually involving animals, to evaluate the safety and efficacy of the potential product. The results of preclinical tests are submitted as part of the IND application and are fully reviewed by the FDA prior to granting the sponsor permission to commence clinical trials in humans. All trials are conducted under International Conference on Harmonization, or ICH, good clinical practice guidelines. All investigator sites and sponsor facilities are subject to FDA inspection to insure compliance. Clinical trials typically involve a three-phase process. Phase I, the initial clinical evaluations, consists of administering the drug and testing for safety and tolerated dosages and in some indications such as cancer and HIV, as preliminary evidence of efficacy in humans. Phase II involves a study to evaluate the effectiveness of the drug for a particular indication and to determine optimal dosage and dose interval and to identify possible adverse side effects and risks in a larger patient group. When a product is found safe, an initial efficacy is established in Phase II, it is then evaluated in Phase III clinical trials. Phase III trials consist of expanded multi-location testing for efficacy and safety to evaluate the overall benefit to risk index of the investigational drug in relationship to the disease treated. The results of preclinical and human clinical testing are submitted to the FDA in the form of an NDA for approval to commence commercial sales.

The process of forming the requisite testing, data collection, analysis and compilation of an IND and an NDA is labor intensive and costly and may take a protracted time period. In some cases, tests may have to be redone or new tests instituted to comply with FDA requests. Review by the FDA may also take considerable time and there is no guarantee that an NDA will be approved. Therefore, we cannot estimate with any certainty the length of the approval cycle.

We are also governed by other federal, state and local laws of general applicability, such as laws regulating working conditions, employment practices, as well as environmental protection.

Competition

The pharmaceutical and biotechnology industry is characterized by intense competition, rapid product development and technological change. Competition is intense among manufacturers of prescription pharmaceuticals and other product areas where we may develop and market products in the future. Most of our potential competitors are large, well established pharmaceutical, chemical or healthcare companies with considerably greater financial, marketing, sales and technical resources than are available to us. Additionally, many of our potential competitors have research and development capabilities that may allow such competitors to develop new or improved products that may compete with our product lines.

Our potential products could be rendered obsolete or made uneconomical by the development of new products to treat the conditions to be addressed by our developments, technological advances affecting the cost of production, or marketing or pricing actions by one or more of our potential competitors. Our business, financial condition and results of operation could be materially adversely affected by any one or more of such developments. We cannot assure you that we will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on our business, financial condition and results of operations. Academic institutions, governmental agencies and other public and private research organizations are also conducting research activities and seeking patent protection and may commercialize products on their own or with the assistance of major health care companies in areas where we are developing product candidates. We are aware of certain development projects for products to treat or prevent certain diseases targeted by us, the existence of these potential products or other products or treatments of which we are not aware, or products or treatments that may be developed in the future, may adversely affect the marketability of products developed by us.

Our principal competitors in the polymer area are Cell Therapeutics, Daiichi, Enzon, Polytherics Ltd, and Inhale which are developing alternate drugs in combination with polymers. We believe we are the only company conducting clinical studies in the polymer drug delivery of platinum compounds. We believe that the principal current competitors to our polymer targeting technology fall into two categories: monoclonal antibodies and liposomes. We believe that our technology potentially represents a significant advance over these older technologies because our technology provides a system with a favorable pharmacokinetic profile.

A number of companies are developing or may in the future engage in the development of products competitive with the Access polymer delivery system. Several companies are working on targeted monoclonal antibody therapy including Bristol-Myers Squibb, Centocor (acquired by Johnson & Johnson), GlaxoSmithKline, Imclone and Xoma. Currently, liposomal formulations being developed by Gilead Sciences and Alza Corporation (acquired by Johnson & Johnson), are the major competing intravenous drug delivery formulations that deliver similar drug substances.

In the area of advanced drug delivery, which is the focus of our early stage research and development activities, a number of companies are developing or evaluating enhanced drug delivery systems. We expect that technological developments will occur at a rapid rate and that competition is likely to intensify as various alternative delivery system technologies achieve similar if not identical advantages.

Even if our products are fully developed and receive required regulatory approval, of which there can be no assurance, we believe that our products can only compete successfully if marketed by a company having expertise and a strong presence in the therapeutic area. Consequently, we do not currently plan to establish an internal marketing organization. By forming strategic alliances with major and regional pharmaceutical companies, management believes that our development risks should be minimized and that the technology potentially could be more rapidly developed and successfully introduced into the marketplace.

Other Key Developments

On April 26, 2007, Access Pharmaceuticals, Inc. (“Access”) and SCO Capital Partners LLC and affiliates (“SCO”) agreed to extend the maturity date of an aggregate of $6,000,000 of 7.5% convertible notes to June 11, 2007 from April 27, 2007. On April 24, 2007, Access Pharmaceuticals, Inc. ("Access") and Oracle Partners LP and affiliates agreed to extend the maturity date of an aggregate of $4,015,000 of 7.7% convertaible notes to June 12, 2007 from April 28, 2007.

On April 19, 2007 we announced we had entered into an agreement to acquire Somanta Pharmaceuticals, Inc. Pursuant to the terms of the merger agreement, upon consummation of the acquisition, Somanta’s preferred and common shareholders would receive an aggregate of 1.5 million shares of Access’ common shares which would represent approximately 13% of the combined company assuming the conversion of Access’ existing convertible debt under existing terms of conversion. The closing of the transaction is subject to numerous conditions including receipt of necessary approvals including approval of the Somanta shareholders. There can be no assurance that the transaction will be consummated or if consummated, that it will be on the terms described herein.

We have upcoming maturity dates on our convertible notes. The $6 million of Senior Convertible notes are due June 11, 2007 plus accrued interest; and the approximately $4.0 million of convertible notes which are due June 12, 2007 including interest; and capitalized interest of $880,000. We are currently negotiating with the debt holders to convert their debt to equity or to extend the terms of their due dates.

All shares and per share information reflect a one for five reverse stock split effected June 5, 2006.

On December 8, 2006 we amended our 2005 Asset Sale Agreement with Uluru, Inc. Access received from Uluru an upfront payment of $4.9 million, received an additional $350,000 on April 9, 2007 and in the future could receive potential milestones of up to $4.8 million based on Uluru sales. The amendment agreement included the anniversary payment due October 12, 2006, the early payment of the two year anniversary payment, and a payment in satisfaction of certain future milestones. Access also transferred to Uluru certain patent applications that Access had previously licensed to Uluru under the 2005 License Agreement. Under a new agreement, Access has acquired a license from Uluru to utilize the nanoparticle aggregate technology contained in the transferred patent applications for subcutaneous, intramuscular, intra-peritoneal and intra-tumoral drug delivery. Additionally, one future milestone was increased by $125,000.

On December 6, 2006, we entered into a note and warrant purchase agreement pursuant to which we sold and issued an aggregate of $500,000 of 7.5% convertible notes due June 11, 2007 and warrants to purchase 386,364 shares of common stock of Access. Net proceeds to Access were $450,000. The notes and warrants were sold in a private placement to a group of accredited investors led by SCO Capital Partners LLC (“SCO”) and affiliates. Each noteholder received a warrant to purchase a number of shares of common stock of Access equal to 75% of the total number shares of Access common stock into which such holder’s note is convertible.  Each warrant has an exercise price of $1.32 per share and is exercisable at any time prior to December 6, 2012.

On October 24, 2006, we entered into a note and warrant purchase agreement pursuant to which we sold and issued an aggregate of $500,000 of 7.5% convertible notes due June 11, 2007 and warrants to purchase 386,364 shares of common stock of Access. Net proceeds to Access were $450,000. The notes and warrants were sold in a private placement to a group of accredited investors led by SCO and affiliates. Each noteholder received a warrant to purchase a number of shares of common stock of Access equal to 75% of the total number shares of Access common stock into which such holder’s note is convertible.  Each warrant has an exercise price of $1.32 per share and is exercisable at any time prior to October 24, 2012.

On February 16, 2006, we entered into a note and warrant purchase agreement pursuant to which we sold and issued an aggregate of $5,000,000 of 7.5% convertible notes due June 11, 2007 and warrants to purchase an aggregate of 3,863,634 shares of common stock of Access. Net proceeds to Access were $4.5 million. The notes and warrants were sold in a private placement to a group of accredited investors led by SCO and affiliates. Each noteholder received a warrant to purchase a number of shares of common stock of Access equal to 75% of the total number shares of Access common stock into which such holder’s note is convertible.  Each warrant has an exercise price of $1.32 per share and is exercisable at any time prior to February 16, 2012.

All the secured notes mature on June 11, 2007, are convertible into Access common stock at a fixed conversion rate of $1.10 per share, bear interest of 7.5% per annum and are secured by substantially all of the assets of Access. Each note may be converted at the option of the noteholder or Access under certain circumstances as set forth in the notes.

 In the event SCO and its affiliates were to convert all of their notes and exercise all of their warrants, they would own approximately 74.1% of the voting securities of Access. Access may be required to pay in cash, up to 2% per month, as defined, as liquidated damages for failure to file a registration statement timely as required by an investor rights agreement.

In connection with the sale and issuance of notes and warrants, Access entered into an investors rights agreement whereby it granted SCO the right to designate two individuals to serve on the Board of Directors of Access while the notes are outstanding, and also granted registration rights with respect to the shares of common stock of Access underlying the notes and warrants. SCO designated Jeffrey B. Davis and Mark J. Alvino to the Board of Directors, and on March 13, 2006 Messrs, Davis and Alvino were appointed to the Board of Directors.

On October 12, 2005, we sold our oral/topical care business unit to Uluru, Inc, a private Delaware corporation, for up to $18.8 million to focus on our technologies in oncology and oral drug delivery. The products and technologies sold to Uluru included amlexanox 5% paste (marketed under the trade names Aphthasol® and Aptheal®), OraDiscTM, Zindaclin® and Residerm® and all of our assets related to these products. In addition, we sold to Uluru our nanoparticle hydrogel aggregate technology which could be used for applications such as local drug delivery and tissue filler in dental and soft tissue applications. We received a license from Uluru for certain applications of the technology. The CEO of Uluru is Kerry P. Gray, the former CEO of the Company. In conjunction with the sale transaction, we received a fairness opinion from a nationally recognized investment banking firm.

At the closing of the agreement we received $8.7 million. In addition, due to the Amended Asset Sale Agreement in December 2006, we received $4.9 million and received an additional $350,000 on April 9, 2007 for the first and second anniversary payments and settlement of certain milestones. We recorded $550,000 less $173,000 tax expense as revenue from the discontinued operations in 2006.

We were incorporated in Wyoming in 1974 as Chemex Corporation, and in 1983 we changed our name to Chemex Pharmaceuticals, Inc. We changed our state of incorporation from Wyoming to Delaware on June 30, 1989. In 1996 we merged with Access Pharmaceuticals, Inc., a private Texas corporation, and changed our name to Access Pharmaceuticals, Inc. Our principal executive office is located at 2600 Stemmons Freeway, Suite 176, Dallas, Texas 75207; our telephone number is (214) 905-5100.

Employees

As of April 30, 2007, we had nine full time employees, four of whom have advanced scientific degrees. We have never experienced employment-related work stoppages and consider that we maintain good relations with our personnel. In addition, to complement our internal expertise, we have contracts with scientific consultants, contract research organizations and university research laboratories that specialize in various aspects of drug development including clinical development, regulatory affairs, toxicology, process scale-up and preclinical testing.

Web Availability

We make available free of charge through our web site, www.accesspharma.com, our annual reports on Form 10-K and other reports required under the Securities and Exchange Act of 1934, as amended, as soon as reasonably practicable after such reports are filed with, or furnished to, the Securities and Exchange Commission (the “SEC”). These documents are also available through the SEC’s website at www.sec.gov certain of our corporate governance policies, including the charters for the Board of Directors’ audit, compensation and nominating and corporate governance committees and our code of ethics, corporate governance guidelines and whistleblower policy. We will provide to any person without charge, upon request, a copy of any of the foregoing materials. Any such request must be made in writing to Access Pharmaceuticals, Inc., 2600 Stemmons Freeway, Suite 176, Dallas, TX 75207 attn: Investor Relations.

DESCRIPTION OF PROPERTY

We maintain one facility of approximately 9,000 square feet for administrative offices and laboratories in Dallas, Texas. We have a lease agreement for the facility, which terminates in December 2007. Adjacent space may be available for expansion which we believe would accommodate growth for the foreseeable future.

We believe that our existing properties are suitable for the conduct of our business and adequate to meet our present needs.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
FINANCIAL DISCLOSURE

Grant Thornton LLP ("Grant Thornton") was previously the principal accounts for the Company. On September 15, 2006, Grant Thornton resigned as our independent registered public accounting firm.

In connection with the audits of fiscal years ended December 31, 2005 and 2004 and the subsequent interim period through September 15, 2006, (i) there have been no disagreements with Grant Thornton on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement(s), if not resolved to Grant Thornton's satisfaction, would have caused Grant Thornton to make reference to the subject matter of the disagreement(s) in connection with its reports for such year, and (ii) there were no "reportable events" as such term is defined in Item 304(a)(1)(v) of Regulation S-K. However, as reported in the Company's Form 10-K for the year ended December 31, 2005, Grant Thornton has communicated to the Company's audit committee the existence of material weaknesses in our system of internal control over financial reporting related to the inadequacy of staffing and a lack of segregation of duties.

Grant Thornton's reports did not contain an adverse opinion or disclaimer of opinion, but the 2005 report was modified to include an explanatory paragraph related to uncertainties about the Company's ability to continue as a going concern.

Effective September 20, 2006, the Audit Committee of the Board of Directors of Access Pharmaceuticals, Inc. (the “Company”) approved the engagement of Whitley Penn LLP (“Whitley Penn”) as its independent registered public accounting firm to audit the Company’s financial statements for the year ended December 31, 2006. On October 2, 2006, Whitley Penn formally advised the Company that it was accepting the position as the Company’s independent registered public accounting firm for the year ending December 31, 2006.

During the years ended December 31, 2005 and 2004, and the interim period through October 2, 2006, Whitley Penn has not been engaged as an independent registered public accounting firm to audit either the financial statements of the Company or any of its subsidiaries, nor has the Company or anyone acting on its behalf consulted with Whitley Penn regarding: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements; or (ii) any matter that was the subject of a disagreement or reportable event as set forth in Item 304(a)(2)(ii) of Regulation S-K.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the Directors, Executive Officers, and Key Employees of the Company along with their respective ages and positions and is as follows:

Name	Age	Title
Jeffrey B. Davis	44	Chairman of the Board
Stephen R. Seiler	51	President, Chief Executive Officer, Director
Rosemary Mazanet, M.D., Ph.D.	51	Vice Chairman
Esteban Cvitkovic, M.D.	57	Vice Chairman - Europe
Mark J. Ahn, Ph.D.	44	Director
Mark J. Alvino	39	Director
J. Michael Flinn	73	Director
Stephen B. Howell, M.D.	62	Director
David P. Luci	40	Director
Herbert H. McDade, Jr.	80	Director
John J. Meakem, Jr.	70	Director
David P. Nowotnik, Ph.D.	58	Senior Vice President Research & Development
Phillip S. Wise	48	Vice President, Business Development & Strategy
Stephen B. Thompson	53	Vice President, Chief Financial Officer, Treasurer, Secretary

No director, Officer, affiliate or promoter of the Company has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment or decree involving the violation of any state or federal securities laws.

The following is a brief account of the business experience during the past five years of each director and executive officer of the Company, including principal occupations and employment during that period and the name and principal business of any corporation or other organization in which such occupation and employment were carried on.

Mr. Jeffrey B. Davis became a director in March 2006 as a designee of SCO Capital Partners LLC. Mr. Davis is Chairman of the Board and a member of the Compensation Committee of the Board. Mr. Davis currently serves as President of SCO Financial Group LLC. Prior to joining SCO Securities LLC, Mr. Davis served as Senior Vice President and Chief Financial Officer of HemaSure, Inc., a publicly traded development stage healthcare technology company. Prior to that, Mr. Davis was Vice President, Corporate Finance, at Deutsche Morgan Grenfell, both in the U.S. and Europe. Mr. Davis also served in senior marketing and product management positions at AT&T Bell Laboratories, where he was also a member of the technical staff. Prior to that, Mr. Davis was involved in marketing and product management at Philips Medical Systems North America. Mr. Davis is currently on the board of MacroChem Corporation, Uluru, Inc. and Virium Pharmaceuticals, Inc., a private biotechnology company. Mr. Davis served previously on the board of Bioenvision, Inc. Mr. Davis holds a B.S. in biomedical engineering from Boston University and an M.B.A. degree from the Wharton School, University of Pennsylvania.

Mr. Stephen R. Seiler has been our President and Chief Executive Officer and a Director since January 2007. Until recently, Mr. Seiler had been Acting Chief Executive Officer of Effective Pharmaceuticals, Inc. and advising other companies in the healthcare field. From 2001 until 2004 he was Chief Executive Officer of Hybridon, Inc. (now Idera Pharmaceuticals, Inc.). Mr. Seiler was Executive Vice President, Planning, Investment & Development at Elan Corporation plc from 1995 until 2001. He also worked as an investment banker at Paribas Capital Markets in both London and New York from 1991 to 1995 where he was founder and head of Paribas’ pharmaceutical investment banking group.
Rosemary Mazanet, M.D. serves as Chief Executive Officer of Breakthrough Therapeutics, LLC, a privately held development stage biotechnology company. From May 2005 to January 2007 she served as our Acting Chief Executive Officer. From June 1998 to February 2004, Dr. Mazanet served as Chief Scientific Officer and a General Partner of Oracle Partners, L.P., a healthcare investment firm. Dr. Mazanet also serves as an independent director at GTx, Inc (Nasdaq: GTXI), Aksys, Ltd. and is a trustee at the University of Pennsylvania, School of Medicine. Prior to joining Oracle, Dr. Mazanet was the Director of Clinical Research at Amgen, Inc. She has over 20 years experience in the pharmaceutical industry, and was trained as a Medical Oncologist/Hematologist in the Harvard Medical System, and holds an M.D. and Ph.D. from University of Pennsylvania.

Dr. Esteban Cvitkovic became a director in February 2007. Recently, the oncology-focused CRO, Cvitkovic & Associés Consultants (CAC), founded by Dr. Cvitkovic 11 years ago and which he developed from a small oncology consultancy to a full-service CRO, was sold to AAIPharma to become AAIOncology. Dr. Cvitkovic is currently a Senior Medical Consultant to AAIOncology. In addition, he maintains a part-time academic practice including teaching at the hospitals Beaujon and St Louis in Paris. Dr. Cvitkovic is Scientific President of the FNAB, a foundation devoted to the furthering of personalised cancer treatments. Together with a small number of collaborators he has recently co-founded Oncoethix, a biotech company focused on licensing and co-development of anti-cancer molecules. Dr. Cvitkovic has authored more than 200 peer-reviewed articles and 600 abstracts focused on therapeutic oncology development. His international career includes staff and academic appointments at Memorial Sloan Kettering Cancer Center (New York), Columbia Presbyterian (New York), Instituto Mario Negri (Milan), Institut Gustave Roussy (Villejuif), Hôpital Paul Brousse (Villejuif) and Hôpital St. Louis (Paris).

Dr. Mark J. Ahn became a director in September 2006. Dr. Ahn is President and Chief Executive Officer and a member of the board of directors of Hana Biosciences, Inc. since November 2003. Prior to joining Hana, from December 2001 to November 2003, he served as Vice President, Hematology and corporate officer at Genentech, Inc. where he was responsible for commercial and clinical development of the Hematology franchise. From February 1991 to February 1997 and from February 1997 to December 2001, Dr. Ahn was employed by Amgen and Bristol-Myers Squibb Company, respectively, holding a series of positions of increasing responsibility in strategy, general management, sales & marketing, business development, and finance. He has also served as an officer in the U.S. Army. Dr. Ahn is a Henry Crown Fellow at the Aspen Institute, founder of the Center for Non-Profit Leadership, a director of TransMolecular, Inc., a privately held biotechnology company focused on neuroncology, and a member of the Board of Trustees for the MEDUNSA (Medical University of South Africa) Trust. Dr. Ahn received a B.A. in History and an M.B.A. in Finance from Chaminade University. He was a graduate fellow in Economics at Essex University, and has a Ph.D. in Business Administration from the University of South Australia.

Mr. Mark J. Alvino became a director in March 2006 as a designee of SCO Capital Partners LLC. Mr. Alvino currently works as Managing Director for SCO Financial Group LLC. He is currently on the board of directors of MacroChem Corporation. He previously worked at Feinstein Kean Healthcare, an Ogilvy Public Relations Worldwide Company. There he was Senior Vice President, responsible for managing both investor and corporate communications programs for many private and public companies and acted as senior counsel throughout the agency's network of offices. Prior to working at FKH, Mr. Alvino served as Vice President of Investor Relations and managed the New York Office of Allen & Caron, Inc., an investor relations agency. His base of clients included medical devices, biotechnology, and e-healthcare companies. Mr. Alvino also spent several years working with Wall Street brokerages including Ladenburg, Thallman & Co. and Martin Simpson & Co.

Mr. J. Michael Flinn has served as one of our directors since 1983. Mr. Flinn was Chairman of the Board from 2004 until 2006 and was previously a member of the Compensation Committee of the Board. From 1970 to 2000, he was an investment counselor and a consultant to the Operations Group of United Asset Management. He served as a security analyst in the area of healthcare and natural resources. From 1970 to 1995 he was a principal and Chairman with the investment counseling firm of Sirach Capital Management, Inc. He assisted in the management of pension, profit sharing, individual, corporate and foundation accounts totaling over $8.0 billion. He serves as a board member of Lonesome Dove Petroleum. He previously has served on hospital and other healthcare boards.

Stephen B. Howell, M.D. has served as one of our directors since 1996. Dr. Howell is a member of the Compensation Committee of the Board. Dr. Howell is a Professor of Medicine at the University of California, San Diego, and director of the Cancer Pharmacology Program of the UCSD Cancer Center. Dr. Howell is a recipient of the Milken Foundation prize for his contributions to the field of cancer chemotherapy. He has served on the National Research Council of the American Cancer Society and is on the editorial boards of multiple medical journals. Dr. Howell founded DepoTech, Inc. and served as a member of its board of directors from 1989 to 1999. Dr. Howell served on the board of directors of Matrix Pharmaceuticals from 2000 to 2002. Dr. Howell received his A.B. at the University of Chicago and his M.D. from Harvard Medical School.

Mr. David P. Luci has served as one of our directors since January 2007. Mr. Luci is Executive Vice President of Bioenvision, Inc. He has also served as Bioenvision’s chief financial officer, general counsel and corporate secretary since July 2004, after serving as director of finance, general counsel and corporate secretary since July 2002. From September 1994 to July 2002, Mr. Luci served as a corporate associate at Paul, Hastings, Janofsky & Walker LLP (New York office). Prior to that, Mr. Luci served as a senior auditor at Ernst & Young LLP (New York office). Mr. Luci is a certified public accountant. He holds a Bachelor of Science in Business Administration with a concentration in accounting from Bucknell University and a J.D. (cum laude) from Albany Law School of Union University.

Mr. Herbert H. McDade, Jr. has served as one of our directors since 1988 and was previously a member of the Compensation Committee of the Board. Mr. McDade was Chairman of the Board until 2004. In February 1989, he was elected Vice-Chairman of the Board and Chief Executive Officer and served in such positions until 1996. In June 1989, he was elected Chairman of the Board and Treasurer in addition to his responsibilities as Chief Executive Officer, and from 1990 to January 1996 he was our President. In addition, he also serves on the board of Discovery Laboratories, Inc. From 1986 to 1987 he served as Chairman of the board of directors and President of Armour Pharmaceutical Co., a wholly-owned subsidiary of Rorer Group, Inc. Prior to 1986 he served for approximately 13 years in various executive positions at Revlon, Inc., including from 1979 to 1986, as President of the International Division of the Revlon Health Care Group. He was also previously associated for twenty years in various executive capacities with The Upjohn Company.

Mr. John J. Meakem, Jr. has been one of our directors since 2001. Mr. Meakem is also a member of the Nominating and Corporate Governance Committee of the Board and a member of the Audit and Finance Committee of the Board. Mr. Meakem is a private investor with portfolio holdings in innovative companies with a particular focus on healthcare. Most recently Mr. Meakem served as Chairman of the Board, President and Chief Executive Officer of Advanced Polymer Systems, Inc. from 1991 to 2000. Prior to 1991, he was Corporate Executive Vice President of Combe, Inc. and President of Combe North America. Prior to 1970, Mr. Meakem was with Vick Chemical Company, a division of Richardson Merrell Drug Corporation, for ten years as Vice President of Marketing, New Products & Acquisitions.

David P. Nowotnik, Ph.D. has been Senior Vice President Research and Development since January 2003 and was Vice President Research and Development from 1998. From 1994 until 1998, Dr. Nowotnik had been with Guilford Pharmaceuticals, Inc. in the position of Senior Director, Product Development and was responsible for a team of scientists developing polymeric controlled-release drug delivery systems. From 1988 to 1994 he was with Bristol-Myers Squibb researching and developing technetium radiopharmaceuticals and MRI contrast agents. From 1977 to 1988 he was with Amersham International leading the project which resulted in the discovery and development of Ceretec.

Mr. Phillip S. Wise has been our Vice President Business Development since June 2006. Mr. Wise was Vice President of Commercial and Business Development for Enhance Pharmaceuticals, Inc. and Ardent Pharmaceuticals, Inc. from 2000 until 2006. Prior to that time he was with Glaxo Wellcome, from 1990 to 2000 in various capacities.

Mr. Stephen B. Thompson has been Vice President since 2000 and our Chief Financial Officer since 1996. From 1990 to 1996, he was Controller and Administration Manager of Access Pharmaceuticals, Inc., a private Texas corporation. Previously, from 1989 to 1990, Mr. Thompson was Controller of Robert E. Woolley, Inc., a hotel real estate company where he was responsible for accounting, finances and investor relations. From 1985 to 1989, he was Controller of OKC Limited Partnership, an oil and gas company, where he was responsible for accounting, finances and SEC reporting. Between 1975 and 1985 he held various accounting and finance positions with Santa Fe International Corporation.

Section 16(a) of the Securities Exchange Act of 1934, as amended (The "Exchange Act"), requires the Registrant's officers and directors, and persons who own more than 10% of a registered class of the Registrant's equity securities, to file reports of ownership and changes in ownership of equity securities of the Registrant with the Securities and Exchange Commission and NASDAQ. Officers, directors and greater-than 10% shareholders are required by the Securities and Exchange Commission regulation to furnish the Registrant with copies of all Section 16(a) that they file.

Code of Business Conduct and Ethics

In October, 2004 the Company adopted a written Code of Business Conduct and Ethics for Employees, Executive Officers and Directors, applicable to all employees, management, and directors, designed to deter wrongdoing and promote honest and ethical conduct, full, fair and accurate disclosure, compliance with laws, prompt internal reporting and accountability to adherence to the Code of Business Conduct and Ethics.

EXECUTIVE COMPENSATION

The following executive compensation disclosure reflects compensation awarded to, earned by or paid to our Chief Executive Officer and each of our other executive officers listed below whose total compensation exceeded $100,000 for the fiscal year ended December 31, 2006. We refer to our Chief Executive Officer and these other executive officers as our "named executive officers" elsewhere in this prospectus.

Summary Compensation Table

				Stock		Option	All Other
Name and Principal Position (7)	Year	Salary ($)	Bonus	Awards ($)		Awards ($)	Compensation	Total ($)
		(1)	($)		(2)	(3)	(4)

Rosemary Mazanet(5) Acting CEO	2006 2005	$357,385 217,500	$100,000 30,000	$	- -	$81,464 168,468	$2,594 1,297	$541,443 248,797
Kerry P. Gray(6) Former President and CEO	2005	$133,332	$-		$-	$-	$3,505	$136,837
David P. Nowotnik, Ph.D. Senior Vice President Research and Development	2006 2005	$253,620 250,710	$20,000 25,408	$	- 24,154	$40,732 67,619	$7,152 7,094	$321,504 374,985
Phillip S. Wise(7) Vice President, Business Development	2006	$116,667	$25,000		$-	$40,732	$358	$182,757
Stephen B. Thompson Vice President, Chief Financial Officer	2006 2005	$154,080 152,310	$20,000 15,435	$	- 14,704	$40,732 42,262	$4,508 4,455	$219,320 229,166
____________________
(1)	Includes amounts deferred under our 401(k) Plan.
(2)	There were no stock awards grants in 2006 and no restricted stock outstanding at December 31, 2006.
(3)
The value listed in the above table represents the fair value of the options granted in prior years that was recognized in 2006 under FAS 123R. Fair value is calculated as of the grant date using a Black-Sholes option-pricing model. The determination of the fair value of share-based payment awards made on the date of grant is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. Our assumptions in determining fair value are described in note 10 to our audited financial statements for the year ended December 31, 2006, included in our Annual Report on Form 10-KSB.

(4)
Amounts reported for fiscal years 2006 and 2005 consist of: (i) amounts we contributed to our 401(k) Plan with respect to each named individual, (ii) amounts we paid for group term life insurance for each named individual, and (iii) for Mr. Gray, premiums paid by us each year for life insurance for Mr. Gray.

(5)	Amounts listed in 2006 and 2005 for Dr. Mazanet indicate compensation paid to her in connection with her services as our Acting CEO commencing on May 11, 2005.
(6)
Amounts listed in 2005 for Mr. Gray indicate compensation paid to him in connection with his services as our President and CEO through May 10, 2005. In addition to such amounts listed in the table above, Mr. Gray also received a total of $333,333 and $488,335 per the terms of his Separation Agreement in 2006 and 2005, respectively.

(7)	Phillip S. Wise became our Vice President Business Development June 1, 2006.
(8)	Stephen R. Seiler became our President and Chief Executive Officer effective January 1, 2007 and is not included in this table.

Employment Agreements

President and Chief Executive Officer

We were party to an employment arrangement with Stephen R. Seiler, who was named by the Board as the Company's President and Chief Executive Officer and director, effective as of January 4, 2007 (the "Effective Date"). Mr. Seiler is paid an annual salary of $350,000 and was granted stock options to purchase 500,000 shares of Common Stock with an exercise price equal to the closing price of Common Stock on the day preceding the Effective Date. Mr. Seiler's options vest 25% on January 4, 2008 and monthly thereafter over a 36 month period. The stock options are granted under the Company's 2005 Equity Incentive Plan and the 2007 Special Stock Option Plan. Mr. Seiler is entitled to similar employee benefits as the Company's other executive officers. Under certain circumstances relating to a change of control of the Company, Mr. Seiler may be entitled to receive a payment equal to his annual salary, acceleration of options and extension of health care benefits.

We were party to an employment arrangement with Rosemary Mazanet, our former Acting Chief Executive Officer. Dr. Mazanet reported directly to, and was subject to the direction of, the Board. Dr. Mazanet salary was set at $25,000 monthly. Dr. Mazanet was granted a non-qualified stock option of 6,000 shares of Common Stock, vesting over a six month period. In November 2005, Dr. Mazanet was also granted 50,000 options under the Company’s 2005 Equity Incentive Plan. 14,000 options vested on grant, the rest vest upon attainment of preset milestones. Dr. Mazanet also received similar employee benefits as the Company's other executive officers, D&O insurance coverage and received a signing bonus of $30,000. The Board granted Dr. Mazanet an additional 200,000 options in 2006.

Senior Vice President

We are party to an employment agreement with David P. Nowotnik, Ph.D., our Senior Vice President, Research and Development, which renews automatically for successive one-year periods, with the current term extending until November 16, 2007. Under this agreement, Dr. Nowotnik is currently entitled to receive an annual base salary of $253,620, subject to adjustment by the Board. Dr. Nowotnik is eligible to participate in all of our employee benefit programs available to executives. Dr. Nowotnik is also eligible to receive:
•	a bonus payable in cash and Common Stock related to the attainment of reasonable performance goals specified by the Board;
•	stock options at the discretion of the Board;
•	long-term disability insurance to provide compensation equal to at least $60,000 annually; and
•	term life insurance coverage of $254,000.
Dr. Nowotnik is entitled to certain severance benefits in the event that we terminate his employment without cause or if Dr. Nowotnik terminates his employment following a change of control. In the event that we terminate the employment agreement for any reason, other than for cause, Dr. Nowotnik will receive his salary for six months. We will also continue benefits for such period. In the event that Dr. Nowotnik's employment is terminated within six months following a change in control or by Dr. Nowotnik upon the occurrence of certain events following a change in control, Dr. Nowotnik will receive twelve months salary and his stock options will become immediately exercisable. We will also continue payment of benefits for such period.

Vice President - Chief Financial Officer

We are party to an employment agreement with Stephen B. Thompson, our Vice President and Chief Financial Officer, which renews automatically for successive one-year periods. Mr. Thompson is entitled to an annual base salary of $154,080, subject to adjustment by the Board. The employment agreement also grants Mr. Thompson similar employee benefits as the Company's other executive officers. Mr. Thompson is also eligible to receive:
•	a bonus payable in cash and Common Stock related to the attainment of reasonable performance goals specified by the Board;
•	stock options at the discretion of the Board;
•	long-term disability insurance to provide compensation equal to at least $90,000 annually; and
•	term life insurance coverage of $155,000.

Mr. Thompson is entitled to certain severance benefits in the event that we terminate his employment without cause or if Mr. Thompson terminates his employment following a change of control. In the event that we terminate the employment agreement for any reason, other than cause, Mr. Thompson will receive salary for six months. We will also continue benefits for such period. In the event that Mr. Thompson's employment is terminated within six months following a change of control or by Mr. Thompson upon the occurrence of certain events following a change in control, Mr. Thompson will receive twelve months salary and his stock options will become immediately exercisable. We will also continue payment of benefits for such period.

2006 Equity Incentive Plan

Our board of directors adopted and our stockholders approved our 2005 Equity Incentive Plan in May 2005. As of December 31, 2006, options to purchase 802,672 shares of common stock were outstanding at a weighted average exercise price of $1.04 per share and 197,328 shares remained available for future grant.

Purpose. The purpose of the Plan is to attract and retain the best available personnel for positions of substantial responsibility and to provide additional incentive to employees and directors of and advisers and consultants to the Company. The purpose of the proposed amendment is to provide the Company with additional capacity to award stock options to existing personnel and to attract qualified new employees, directors, advisers and consultants through grants of stock options.

Administration. The Plan is administered by the Compensation Committee. During 2006, the Compensation Committee was composed of four directors, Jeffrey B. Davis, Herbert H. McDade, Jr., J. Michael Flinn and Max Link. The Compensation Committee presently is composed of Jeffrey B. Davis and Stephen B. Howell, MD. Subject to the provisions of the Plan, the Compensation Committee has discretion to determine when awards are made, which employees are granted awards, the number of shares subject to each award and all other relevant terms of the awards. The Compensation Committee also has broad discretion to construe and interpret the Plan and adopt rules and regulations thereunder. The Compensation Committee approved the 2007 Special Stock Option Plan and the grant of 450,000 options to our new President and Chief Executive Officer in January 2007.

Eligibility. Awards may be granted to persons who are employees of the Company whether or not officers or members of the Board and directors of or advisers or consultants to the Company or of any of the Company’s subsidiaries. No election by any such person is required to participate in the Plan.

Shares Subject to the Plan. The shares issued or to be issued under the Plan are shares of Common Stock, which may be newly issued shares or shares held in the treasury or acquired in the open market. Previously, no more than 1,000,000 shares could be issued under the Plan. The foregoing limit is subject to adjustment for stock dividends, stock splits or other changes in the Company’s capitalization.

Stock Options. The Compensation Committee in its discretion may issue stock options which qualify as incentive stock options under the Internal Revenue Code or non-qualified stock options. The Compensation Committee will determine the time or times when each stock option becomes exercisable, the period within which it remains exercisable and the price per share at which it is exercisable, provided that no incentive stock option shall be exercised more than 10 years after it is granted and no other options shall be exercised more than 10 years and one day after it is granted, and further provided that the exercise price of any incentive stock option shall not be less than the fair market value of the Common Stock on the date of grant. The closing price of the Common Stock on the OTC Bulletin Board on March 30, 2007 was $6.45 per share.

Payment for shares purchased upon exercise of an option must be made in full in cash or check, by payment through a broker in accordance with Regulation T of the Federal Reserve Board or by such other mode of payment as the Committee may approve, including payment in whole or in part in shares of the Common Stock, when the option is exercised. No option is transferable except by will or the laws of descent and distribution or pursuant to a qualified domestic relations order, as defined by the Code or in Title I of the Employee Retirement Income Security Act of 1974, as amended.

Notwithstanding any other provision of the Plan, each non-employee director is also entitled to receive options to purchase 2,500 shares of Common Stock on the date of each annual meeting of stockholders and options to purchase 25,000 shares of Common Stock when he or she is first appointed as a director.

Tax Considerations. The following is a brief and general discussion of the federal income tax rules applicable to awards under the Plan. With respect to an incentive stock option, an employee will generally not be taxed at the time of grant or exercise, although exercise of an incentive option will give rise to an item of tax preference that may result in an alternative minimum tax. If the employee holds the shares acquired upon exercise of an incentive stock option until at least one year after issuance and two years after the option grant, he or she will have long-term capital gain (or loss) based on the difference between the amount realized on the sale or disposition and his or her option price. If these holding periods are not satisfied, then upon disposition of the shares the employee will recognize ordinary income equal, in general, to the excess of the fair market value of the shares at time of exercise over the option price, plus capital gain in respect of any additional appreciation. With respect to a non-qualified option, an employee will not be taxed at the time of grant; upon exercise, he or she will generally realize compensation income to the extent the then fair market value of the stock exceeds the option price. The Company will generally have a tax deduction to the extent that, and at the time that, an employee realizes compensation income with respect to an award.

Any tax deductions the Company may be entitled to in connection with awards under the Plan may be limited by the $1 million limitation under Section 162(m) of the Code on compensation paid to any of our chief executive officer or other named officers. This limitation is further discussed in the Compensation Committee Discussion on Executive Compensation.

For purposes of this summary, we have assumed that no award will be considered “deferred compensation” as that term is defined for purposes of the federal tax rules governing nonqualified deferred compensation arrangements, Section 409A of the Code, or, if any award were considered to any extent to constitute deferred compensation, its terms would comply with the requirements of that legislation (in general, by limiting any flexibility in the time of payment). For example, the award of a non-qualified stock option with an exercise price which is less than the market value of the stock covered by the option would constitute deferred compensation. If an award includes deferred compensation, and its terms do not comply with the requirements of these tax rules, then any deferred compensation component of the award will be taxable when it is earned and vested (even if not then payable) and the recipient will be subject to a 20% additional tax.

In all cases, recipients of awards should consult their tax advisors regarding the tax treatment of any awards received by them.

401(k) Plan

We maintain a defined contribution employee retirement plan, or 401(k) plan, for our employees. Our executive officers are also eligible to participate in the 401(k) plan on the same basis as our other employees. The plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Internal Revenue Code. The plan provides that each participant may contribute up to the statutory limit, which is $15,500 for calendar year 2007. Participants who are 50 years or older can also make "catch-up" contributions, which in calendar year 2007 may be up to an additional $5,000 above the statutory limit. Under the plan, each participant is fully vested in his or her deferred salary contributions, including any matching contributions by us, when contributed. Participant contributions are held and invested by the participants in the plan's investment options. The plan also permits us to make discretionary contributions and matching contributions, subject to established limits and a vesting schedule. In 2006, we matched 100% of participant contributions up to the first two percent of eligible compensation. We match participant contributions at the first four percent of eligible compensation in 2007.

Outstanding Equity Awards at December 31, 2006

Name	Number of Securities Underlying Unexcersised Options (#) Exercisable	Number of Securities Underlying Unexcersised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Exercise Date
Rosemary Mazanet(2)	50,000 39,796 6,000	150,000 10,204	-	0.63 5.45 12.50	08/17/06 11/02/05 05/11/05
Kerry P. Gray(3)	20,000 28,000 32,000 32,000 20,000 100,000 32,000 32,000	-	-	29.25 11.50 18.65 34.38 27.50 12.50 10.00 15.00	01/23/04 05/19/03 03/22/02 11/20/00 10/12/00 03/01/00 07/20/99 06/18/98
David P. Nowotnik, Ph.D.	25,000 3,167 3,646 6,854 10,000 10,000 10,000 10,000	75,000 4,833 1,354 146	-	0.63 11.60 29.25 10.10 18.65 12.50 10.00 15.00	08/17/06 05/23/05 01/23/04 01/30/03 03/22/02 03/01/00 07/20/99 11/16/98

Phillip S. Wise	25,000	75,000	-	0.63	08/17/06
Stephen B. Thompson	25,000 1,979 2,187 3,917 6,000 9,000 4,000 4,000	75,000 3,021 813 83	-	0.63 11.60 29.25 10.10 18.65 12.50 10.00 15.00	08/17/06 05/23/05 01/23/04 01/30/03 03/22/02 03/01/00 07/20/99 06/18/98

____________________

(1)	On December 31, 2006, the closing price of our Common Stock as quoted on the OTC Bulletin Board was $0.52.

(2)	Options listed for Dr. Mazanet include options paid to her in connection with her services as our Acting CEO commencing on May 11, 2005.

(3)	Options listed for Mr. Gray include options paid to him in connection with his services as our President and CEO through May 10, 2005.

Board Committees

The Board has established an Audit and Finance Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Each of the committees of the Board acts pursuant to a separate written charter adopted by the Board. On February 8, 2007, the Board also established an Executive Committee consisting of Mr. Davis, Mr. Seiler and Dr. Ahn.

The Audit and Finance Committee is currently comprised of David P. Luci (chairman) and John J. Meakem, Jr. During 2006, the Audit and Finance Committee was composed of four directors, Max Link, Ph.D., Stuart M. Duty, John J. Meakem, Jr., and Jeffrey B. Davis. All of the current members of the Audit and Finance Committee are independent under applicable SEC and AMEX rules and regulations. During 2006 Dr. Link, Mr. Duty and Mr. Meakem were independent under applicable SEC and AMEX rules and regulations. The Board has determined that Mr. Luci, the chairman of the Audit and Finance Committee, is an “audit committee financial expert,” under applicable SEC rules and regulations. The Audit and Finance Committee’s responsibilities and duties are among other things to engage the independent auditors, review the audit fees, supervise matters relating to audit functions and review and set internal policies and procedure regarding audits, accounting and other financial controls.

The Compensation Committee is currently comprised of Jeffrey B. Davis (chairman) and Dr. Stephen B. Howell. During 2006, the Compensation Committee was composed of Herbert H. McDade, Jr., Jeffrey B. Davis, J. Michael Flinn and Stephen B. Howell, MD. Dr. Howell, Mr. Flinn and Mr. McDade are independent under applicable AMEX rules and regulations and are non-employee directors under applicable SEC rules and “outside” directors under Internal Revenue Code Section 162(m).

The Nominating and Corporate Governance Committee is currently comprised of John J. Meakem, Jr. (chairman) and Mark J. Alvino. During 2006 Stuart M. Duty was also a member of the committee. All members of the Nominating and Corporate Governance Committee are independent under applicable AMEX rules and regulations. The Nominating and Corporate Governance Committee is responsible for, among other things, considering potential Board members, making recommendations to the full Board as to nominees for election to the Board, assessing the effectiveness of the Board and implementing the Company's corporate governance guidelines.

Compensation of Directors

Each director who is not also our employee receives a quarterly fee of $3,000 and $1,000 per quarter per committee (aggregate for all committees) in which he/she is a member. The Chairman of the Board is paid an additional $1,000 per quarter and the Chairman of each of the Audit and Finance and Compensation Committee is paid an additional $500 per quarter. Mr. Flinn was paid $183,000 in 2006 for serving as Chairman of the Board for 2005 and 2006. Each director will have $2,000 deducted from his or her fee if the director misses more than one Board meeting, and $1,000 deducted per committee meeting not attended. In addition, we reimbursed each director, whether an employee or not, the expenses of attending Board and committee meetings. Each non-employee director is also entitled to receive options to purchase 2,500 shares of Common Stock on the date of each annual meeting of stockholders and options to purchase 25,000 shares of Common Stock when he/she is first appointed as a director.

LEGAL PROCEEDINGS

The Company is not currently subject to any material pending legal proceedings.

SECURITY OWNERSHIP OF CERTAIN BENEFICAL OWNERS AND MANAGEMENT

Based solely upon information made available to us, the following table sets forth certain information with respect to the beneficial ownership of our Common Stock as of April 30, 2007 by (i) each person who is known by us to beneficially own more than five percent of our Common Stock; (ii) each of our directors; (iii) each of our named executive officers; and (iv) all our executive officers and directors as a group. Beneficial ownership as reported in the following table has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The address of each holder listed below, except as otherwise indicated, is c/o Access Pharmaceuticals, Inc., 2600 Stemmons Freeway, Suite 176, Dallas, Texas 75207.

Common Stock Beneficially Owned
Name of Beneficial Owner	Number of Shares(1)	% of Class
Jeffery B. Davis (2	30,820	*
Rosemary Mazanet (3)	147,256	4.0%
Mark Ahn (4)	25,000	*
Mark J. Alvino (5)	80,525	2.2%
J. Michael Flinn (6)	84,880	2.4%
Stephen B. Howell, M.D. (7)	53,839	1.5%
Herbert H. McDade, Jr. (8)	46,151	1.3%
John J. Meakem, Jr. (9)	53,536	1.5%
David P. Nowotnik, Ph.D. (10)	122,682	3.4%
Phillip S. Wise (11)	50,000	1.4%
Stephen B. Thompson (12)	91,521	2.5%
Larry N. Feinberg (13)	1,142,964	26.4%
Kerry P. Gray (14)	355,136	9.3%
SCO Capital Partners LLC (15)	4,682,040	57.0%
All Directors and Executive Officers as a group (consisting of 12 persons) (16)	786,211	18.5%
* - Less than 1%

(1)	Includes our outstanding shares of Common Stock held plus all shares of Common Stock issuable upon exercise of options, warrants and other rights exercisable within 60 days of April 30, 2007.
(2)
Mr. Davis is President of SCO Securities LLC. His address is c/o SCO Capital Partners LLC, 1285 Avenue of the Americas, 35th Floor, New York, NY 10019. SCO Securities LLC and affiliates (SCO Capital Partners LLC, Beach Capital LLC, Lake End Capital LLC, Howard Fischer, Mr. Davis and Mark J. Alvino) are known to beneficially own warrants to purchase an aggregate of 4,682,040 of our Common Stock and 5,454,544 shares of Common Stock issuable to them upon conversion of notes. Mr. Davis disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein. Does not include any such shares other than 5,280 shares underlying warrants held directly by Mr. Davis. Includes presently exercisable options for the purchase of 25,000 shares of our Common Stock pursuant to the 2005 Equity Incentive Plan.

(3)
Includes presently exercisable options for the purchase of 141,256 shares of our Common Stock pursuant to the 2005 Equity Incentive Plan and 6,000 shares of our Common Stock pursuant to the 1995 Stock Option Plan.

(4)	Includes presently exercisable options for the purchase of 25,000 shares of our Common Stock pursuant to the 2005 Equity Incentive Plan.
(5)
Includes 55,525 shares of Common Stock underlying warrants held by Mr. Alvino. Mr. Alvino is Managing Director of SCO Securities LLC. His address is c/o SCO Capital Partners LLC, 1285 Avenue of the Americas, 35th Floor, New York, NY 10019. SCO Securities LLC and affiliates (SCO Capital Partners LLC, Beach Capital LLC, Lake End Capital LLC, Howard Fischer, Jeffrey B. Davis and Mr. Alvino) are known to beneficially own warrants to purchase an aggregate of 4,682,040 of our Common Stock and 5,454,544 shares of Common Stock issuable to them upon conversion of notes. Mr. Alvino disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein. Does not include any such shares other than 55,525 shares underlying warrants held directly by Mr. Alvino. Includes presently exercisable options for the purchase of 25,000 shares of our Common Stock pursuant to the 2005 Equity Incentive Plan.

(6)
Includes presently exercisable options for the purchase of 46,200 shares of our Common Stock pursuant to the 2005 Equity Incentive Plan and 16,500 shares of our Common Stock pursuant to the 1995 Stock Option Plan.

(7)
Includes presently exercisable options for the purchase of 26,200 shares of our Common Stock pursuant to the 2005 Equity Incentive Plan, 12,917 shares of our Common Stock pursuant to the 1995 Stock Option Plan, a warrant to purchase 3,000 shares of our Common Stock at an exercise price of $15.00 per share, and a warrant to purchase 2,000 shares of our Common Stock at an exercise price of $24.80 per share.

(8)
Includes presently exercisable options for the purchase of 26,200 shares of our Common Stock pursuant to the 2005 Equity Incentive Plan and 12,500 shares of our Common Stock pursuant to the 1995 Stock Option Plan.

(9)
Includes presently exercisable options for the purchase of 31,036 shares of our Common Stock pursuant to the 2005 Equity Incentive Plan and 13,500 shares of our Common Stock pursuant to the 1995 Stock Option Plan.

(10)
Includes presently exercisable options for the purchase of 50,000 shares of our Common Stock pursuant to the 2005 Equity Incentive Plan and 55,167 shares of our Common Stock pursuant to the 1995 Stock Option Plan.

(11)	Includes presently exercisable options for the purchase of 50,000 shares of our Common Stock pursuant to the 2005 Equity Incentive Plan.
(12)
Includes presently exercisable options for the purchase of 50,000 shares of our Common Stock pursuant to the 2005 Equity Incentive Plan and 32,000 shares of our Common Stock pursuant to the 1995 Stock Option Plan.

(13)
Larry N. Feinberg is a partner in Oracle Partners, L.P. His address is c/o Oracle Partners, L.P., 200 Greenwich Avenue, 3rd Floor, Greenwich, CT 06830. Oracle Partners, L.P. and affiliates (Oracle Institutional Partners, L.P., Oracle Investment Management, Inc., Sam Oracle Fund, Inc. and Mr. Feinberg) are known to beneficially own an aggregate of 339,964 shares of our Common Stock and convertible notes which may convert into an aggregate of 803,000 shares of our Common Stock.

(14)
Mr. Gray's address is 4939 Stony Ford Dr., Dallas, Texas 75287. Includes presently exercisable options for the purchase of 296,000 shares of our Common Stock pursuant to the 1995 Stock Option Plan and the 2000 Special Stock Option Plan.

(15)
SCO Capital Partners LLC's address is 1285 Avenue of the Americas, 35th Floor, New York, NY 10019. SCO Capital Partners LLC and affiliates (Beach Capital LLC, Lake End Capital LLC, Howard Fisher, Jeffrey B. Davis and Mark J. Alvino) are known to beneficially own warrants to purchase an aggregate of 4,682,040 shares of our Common Stock and 5,454,544 shares of Common Stock issuable to them upon conversion of notes. Each of Mr. Davis and Mr. Alvino, our directors and executives with SCO Capital Partners LLC, disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(16)	Does not include shares held by SCO Securities LLC and affiliates (other than shares underlying warrants held directly by Messrs. Davis and Alvino).

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

We adopted our 2005 Stock Option Plan in May 2005, as amended, authorizing 1,000,000 shares under the plan. We have issued 977,672 options or rights under this plan as of April 16, 2007. The balance of the options outstanding as of April 16, 2007 is 22,328. We adopted our 2001 Restricted Stock Plan in May 2001, authorizing 80,000 shares of our authorized but unissued common stock were reserved for issuance to certain employees, directors, consultants and advisors. We have issued 27,182 shares and 52,818 shares available for grant.

The following table sets forth information as of December 31, 2006 about shares of Common Stock outstanding and available for issuance under our equity compensation plans existing as of such date.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders 2005 Equity Incentive Plan 1995 Stock Awards Plan 2001 Restricted Stock Plan	802,672 360,917 -	$ 1.04 $18.03 -	197,328 - 52,818
Equity compensation plans not approved by security holders 2000 Special Stock Option Plan	100,000	$12.50	-
Total	1,263,589	$ 6.80	250,146

The 2000 Special Stock Option Plan

The 2000 Special Stock Option Plan (the "Special Plan") was adopted by the Board in October 2000. The Special Plan is a non-stockholder approved plan (as permitted under NASD rules and regulations applicable at the time of adoption by the Board). The Special Plan is intended to be a broadly based plan within the meaning of NASD rules and regulations applicable at the time of adoption by the Board. The Special Plan is not intended to be an incentive stock option plan within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”). The Special Plan allows for the issuance of up to 100,000 options to acquire the Company’s stock all of which have been issued. The purpose of the Special Plan is to encourage ownership of Common Stock by employees, consultants, advisors and directors of the Company and its affiliates and to provide additional incentive for them to promote the success of the Company’s business. The Special Plan provides for the grant of non-qualified stock options to employees (including officers, directors, advisors and consultants). The Special Plan will expire in October 2010, unless earlier terminated by the Board. The options that have been granted expire June 30, 2007.

The 2007 Special Stock Option Plan

The 2007 Special Stock Option Plan (the "Plan") was adopted by the Board in January 2007. The Plan is not intended to be an incentive stock option plan within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”). The Plan allows for the issuance of up to 450,000 options to acquire the Company’s stock all of which have been issued. The purpose of the Plan is to encourage ownership of Common Stock by employees, consultants, advisors and directors of the Company and its affiliates and to provide additional incentive for them to promote the success of the Company’s business. The Plan provides for the grant of non-qualified stock options to employees (including officers, directors, advisors and consultants). The Plan will expire in January 2017, unless earlier terminated by the Board. All of the options have been granted in the Plan in January 2007.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In the event SCO Capital Partners LLC (“SCO”) and its affiliates were to convert all of their notes and exercise all of their warrants, they would own approximately 74.1% of the voting securities of Access. During 2006 SCO and affiliates were paid $415,000 in fees relating to the issuance of convertible notes and were paid $131,000 in investor relations fees.

Dr. Howell, one of our directors, also serves as a scientific consultant to the Company pursuant to a consulting agreement that provides for a minimum of two days consulting during 2007 at a rate of $5,880 per month plus expenses. Dr. Howell received warrants to purchase 2,000 shares of our Common Stock at $24.80 per share that can be exercised until January 1, 2009; and warrants to purchase 3,000 shares of our Common Stock at $15.00 per share that can be exercised until January 1, 2008. During 2006, Dr. Howell was paid $69,000 in consulting fees; during 2005, Dr. Howell was paid $79,000 in consulting fees; and during 2004 Dr. Howell was paid $58,000 in consulting fees. Dr. Howell’s agreement with us expires March 1, 2008.

On January 20, 2006, the Board approved the payment of a fee of $140,000 to J. Michael Flinn, our former Chairman of the Board, for services as Chairman of the Board for fiscal 2005. The $140,000 fee was paid on the completion of a financing. The Board also approved the grant of options to purchase 20,000 shares of Common Stock at an exercise price of $3.15 per share to J. Michael Flinn for services as Chairman of the Board. In May 2006, the Board also approved the payment of a fee of $43,333 to Mr. Flinn for services as Chairman of the Board for 2006. The Board also approved the grant of options to purchase 4,836 shares of Common Stock at an exercise price of $3.15 per share to Messrs. Duty and Meakem, members of the then existing Merger and Acquisitions Committee of the Board, for services in connection therewith. The Board also approved the grant of options to purchase 1,200 shares of Common Stock at an exercise price of $3.15 per share to each member of the Board, for services as members of the Board.

In August 2006, the Board approved the grant of options to purchase 25,000 shares of Common Stock at an exercise price of $0.63 per share to each member of the Board.

On October 12, 2000, the Board authorized a restricted stock purchase program. Under the program, our executive officers were given the opportunity to purchase shares of Common Stock in an individually designated amount per participant determined by our Compensation Committee. A total of 36,000 shares were purchased by such officers at $27.50 per share, the fair market value of the Common Stock on October 12, 2000, for an aggregate consideration of $990,000. The purchase price was paid through the participant’s delivery of a 50%-recourse promissory note payable to us. Each note bears interest at 5.87% compounded semi-annually and has a maximum term of ten years. The notes are secured by a pledge to us of the purchased shares. We recorded the notes receivable of $990,000 from participants in this program as a reduction of equity in the Consolidated Balance Sheet. As of December 31, 2006, principal and interest on the notes was: Mr. Gray - $809,000; Dr. Nowotnik - $404,000; and Mr. Thompson - $243,000. In accordance with the Sarbanes-Oxley Act of 2002, we no longer make loans to our executive officers.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock has traded on the OTC Bulletin Board, or OTCBB, under the trading symbol ACCP since June 5, 2006. From February 1, 2006 until June 5, 2006 we traded on the “Pink Sheets” under the trading symbol AKCA. From March 30, 2000 until January 31, 2006 we traded on the American Stock Exchange, or AMEX, under the trading symbol AKC.

The following table sets forth, for the periods indicated, the high and low closing prices as reported by OTCBB, the Pink Sheets and AMEX for our common stock for fiscal years 2006 and 2005. The OTCBB and Pink Sheet quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

All per share information reflect a one for five reverse stock split effected June 5, 2006.

	Common Stock

	High	Low
Quarter Ended
First quarter March 31, 2007	$10.66	$2.50
Second quarter April 30, 2007	6.75	4.75

Fiscal Year Ended December 31, 2006
First quarter	$2.65	$0.80
Second quarter	1.50	0.10
Third quarter	1.30	0.45
Fourth quarter	3.00	1.05

Fiscal Year Ended December 31, 2005
First quarter	$18.30	$11.00
Second quarter	15.05	8.80
Third quarter	9.95	2.80
Fourth quarter	8.65	2.60

Holders

The number of record holders of Access common stock at April 30, 2007 was approximately 3,000. On April 30, 2007, the closing price for the common stock as quoted on the OTCBB was $4.95. There were 3,535,358 shares of common stock outstanding at April 30, 2007.

Options and Warrants

There are 4,826,517 outstanding warrants and 1,888,704 outstanding options to purchase our common equity as of April 30, 2007.

Shares Eligible for Future Sales

We have issued 3,535,358 shares of our common stock as of April 30, 2007. Of these shares, all shares are unrestricted and held by non-affiliates, and are freely tradable without restriction under the Securities Act. These shares will be eligible for sale in the public market, subject to certain volume limitations and the expiration of applicable holding periods under Rule 144 under the Securities Act. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year (including the holding period of any prior owner or affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent (1%) of the number of shares of common stock then outstanding or (2) the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of us at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Dividends

We have never declared or paid any cash dividends on our preferred stock or common stock and we do not anticipate paying any cash dividends in the foreseeable future. The payment of dividends, if any, in the future is within the discretion of our Board of Directors and will depend on our earnings, capital requirements and financial condition and other relevant facts. We currently intend to retain all future earnings, if any, to finance the development and growth of our business.

DESCRIPTION OF SECURITIES

Our certificate of incorporation authorizes the issuance of 100,000,000 shares of our common stock, $.01 par value per share, and 2,000,000 shares of preferred stock, $.01 par value per share, which may be issued in one or more series. As of
April 30, 2007 there were 3,535,358 shares of our common stock outstanding and held of record by approximately 5,900 stockholders, and there were no shares of our preferred stock outstanding.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and have the right to vote cumulatively for the election of directors. This means that in the voting at our annual meeting, each stockholder or his proxy, may multiply the number of his shares by the number of directors to be elected then cast the resulting total number of votes for a single nominee, or distribute such votes on the ballot among the nominees as desired. Holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by our Board of
Directors out of funds legally available therefor, subject to any preferential dividend rights for our outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any of our outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of our common stock are, and the shares offered by the selling stockholders in this offering will be, fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock which we may designate and issue in the future.

Preferred Stock

Our Board of Directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 2,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights and terms of redemption of shares constituting any series or designations of such series. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control. The fact that our board of directors has the right to issue preferred stock without stockholder approval could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors. We have no present plans to issue any shares of preferred stock.

Notes and Warrants

On December 6, 2006, Access entered into a note and warrant purchase agreement pursuant to which we sold and issued an aggregate of $500,000 of 7.5% convertible notes due June 11, 2007 and warrants to purchase 386,364 shares of common stock of Access. Net proceeds to Access were $450,000. The notes are convertible into Access common stock at a fixed conversion rate of $1.10 per share, bear interest of 7.5% per annum and are secured by certain assets of Access. The notes and warrants were sold in a private placement to a group of accredited investors led by SCO Capital Partners LLC (“SCO”) and affiliates. Each note may be converted at the option of the noteholder or Access under certain circumstances as set forth in the notes. Each noteholder received a warrant to purchase a number of shares of common stock of Access equal to 75% of the total number shares of Access common stock into which such holder’s note is convertible. Each warrant has an exercise price of $1.32 per share and is exercisable at any time prior to December 6, 2012.

On October 24, 2006, we entered into a note and warrant purchase agreement pursuant to which we sold and issued an aggregate of $500,000 of 7.5% convertible notes due June 11, 2007 and warrants to purchase 386,364 shares of common stock of Access. Net proceeds to Access were $450,000. The notes are convertible into Access common stock at a fixed conversion rate of $1.10 per share, bear interest of 7.5% per annum and are secured by certain assets of Access. The notes and warrants were sold in a private placement to a group of accredited investors led by SCO and affiliates. Each note may be converted at the option of the noteholder or Access under certain circumstances as set forth in the notes. Each noteholder received a warrant to purchase a number of shares of common stock of Access equal to 75% of the total number shares of Access common stock into which such holder’s note is convertible. Each warrant has an exercise price of $1.32 per share and is exercisable at any time prior to October 24, 2012.

On February 16, 2006, we entered into a note and warrant purchase agreement pursuant to which we sold and issued an aggregate of $5,000,000 of 7.5% convertible notes due June 11, 2007 and warrants to purchase an aggregate of 3,863,634 shares of common stock of Access. Net proceeds to Access were $4.5 million. The notes and warrants were sold in a private placement to a group of accredited investors led by SCO and its affiliates. Each noteholder received a warrant to purchase a number of shares of common stock of Access equal to 75% of the total number shares of Access common stock into which such holder’s note is convertible. Each warrant has an exercise price of $1.32 per share and is exercisable at any time prior to February 16, 2012.

The notes mature on June 11, 2007, are convertible into Access common stock at a fixed conversion rate of $1.10 per share, bear interest of 7.5% per annum and are secured by certain assets of Access. Each note may be converted at the option of the noteholder or Access under certain circumstances as set forth in the notes.

In the event SCO and its affiliates were to convert all of their notes and exercise all of their warrants, it would own approximately 70.4% of the voting securities of Access.

In connection with the sale and issuance of notes and warrants, Access entered into an investors rights agreement whereby it granted SCO the right to designate two individuals to serve on the Board of Directors of Access while the notes are outstanding, and also granted registration rights with respect to the shares of common stock of Access underlying the notes and warrants. SCO designated Jeffrey B. Davis and Mark J. Alvino to the Board of Directors, and on March 13, 2006 Messrs, Davis and Alvino were appointed to the Board of Directors.

Restructuring Convertible Notes

On November 9, 2005 we announced the restructuring and partial repayment of our 7.0% convertible promissory notes due September 13, 2005.

One holder of $4 million worth of convertible notes (Oracle Partners LP and related funds) agreed to amend their notes to a new maturity date, June 12, 2007, with the conversion price being reduced from $27.50 per share to $5.00 per share. In addition, the Company may cause a mandatory conversion of the notes into common stock if the common stock trades at a price of at least 1.5 times the conversion price for a minimum number of trading days. There is also a provision to allow for a minimum price for conversion in the event of a change of control of the Company. This modification resulted in us recording additional debt discount of $2.1 million, which will be accreted to interest expense to the revised maturity date.

The Company was unable to reach a conversion agreement with the second holder of $4 million worth of notes (Philip D. Kaltenbacher), so settled his claim by paying him this amount plus expenses and interest as outlined in the terms of the note.

The third noteholder, holding $5.5 million worth of convertible notes agreed to amend its notes to a new maturity date, September 13, 2010 and elected to have the 2005 interest of $423,000 to be paid on September 13, 2006. The delayed interest will earn interest at a rate of 7.7%. We do not have sufficient funds to repay our convertible notes at their maturity. We may not be able to restructure the convertible notes or obtain additional financing to repay them on terms acceptable to us, if at all. If we raise additional funds by selling equity securities, the relative equity ownership of our existing investors would be diluted and the new investors could obtain terms more favorable than previous investors. A failure to restructure our convertible notes or obtain additional funding to repay the convertible notes and support our working capital and operating requirements, could cause us to be in default of our convertible notes and prevent us from making expenditures that are needed to allow us to maintain our operations. A failure to restructure our existing convertible notes or obtain necessary additional capital in the future could jeopardize our operations.

Transfer Agent and Registrar

The transfer agent and registrar of our common stock is American Stock Transfer & Trust Company, New York, New York.

Delaware Law and Certain Charter and By-Law Provisions

Certain anti-takeover provisions.

We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits certain publicly held Delaware corporations from engaging in a “business combination” with an “interested stockholder,” for a period of three years after the date of the transaction in which the person became an “interested stockholder”, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person or entity who, together with affiliates and associates, owns (or within the preceding three years, did own) 15% or more of the corporation’s voting stock. The statute contains provisions enabling a corporation to avoid the statute’s restrictions if the stockholders holding a majority of the corporation’s voting stock approve our Certificate of Incorporation provides that our directors shall be divided into three classes, with the terms of each class to expire on different years.

In addition, our Certificate of Incorporation, in order to combat “greenmail,” provides in general that any direct or indirect purchase by us of any of our voting stock or rights to acquire voting stock known to be beneficially owned by any person or group which holds more than five percent of a class of our voting stock and which has owned the securities being purchased for less than two years must be approved by the affirmative vote of at least two-thirds of the votes entitled to be cast by the holders of voting stock, subject to certain exceptions. The prohibition of “greenmail” may tend to discourage or foreclose certain acquisitions of our securities which might temporarily increase the price of our securities. Discouraging the acquisition of a large block of our securities by an outside party may also have a potential negative effect on takeovers. Parties seeking control of us through large acquisitions of its securities will not be able to resort to “greenmail” should their bid fail, thus making such a bid less attractive to persons seeking to initiate a takeover effort.

Elimination of Monetary Liability for Officers and Directors

Our Certificate of Incorporation incorporates certain provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty, including gross negligence, except in circumstances involving certain wrongful acts, such as the breach of director’s duty of loyalty or acts or omissions, which involve intentional misconduct or a knowing violation of law. These provisions do not eliminate a director’s duty of care. Moreover, these provisions do not apply to claims against a Director for violations of certain laws, including certain federal securities laws. Our Certificate of Incorporation also contains provisions to indemnify the directors, officers, employees or other agents to the fullest extent permitted by the General Corporation Law of Delaware. We believe that these provisions will assist us in attracting and retaining qualified individual to serve as directors.

Indemnification of Officers and Directors

Our Certificate of Incorporation also contains provisions to indemnify the directors, officers, employees or other agents to the fullest extent permitted by the General Corporation Law of Delaware. These provisions may have the practical effect in certain cases of eliminating the ability of shareholders to collect monetary damages from directors. We believe that these provisions will assist us in attracting or retaining qualified individuals to serve as our directors.

EXPERTS

The consolidated financial statements for the years ended December 31, 2006 and December 31, 2005 included in this prospectus, and incorporated by reference in the Registration Statement, have been audited by Whitley Penn LLP and Grant Thornton LLP, independent registered public accounting firms, as stated in their reports appearing with the consolidated financial statements herein and incorporated by reference in the Registration Statement, and are included in reliance upon the report of such firms given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

Bingham McCutchen LLP has passed upon the validity of the shares of common stock offered hereby.

HOW TO GET MORE INFORMATION

We have filed with the Securities and Exchange Commission in Washington, DC, a registration statement on Form SB-2 under the Securities Act of 1933 with respect to the shares we are offering. Prior to the effective date of the registration statement, we were subject to the information requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). This prospectus does not contain all of the information set forth in the registration statement, as permitted by the rules and regulations of the SEC. Reference is hereby made to the registration statement and exhibits thereto for further information with respect to us and the shares to which this prospectus relates. Copies of the registration statement and other information filed by with the SEC can be inspected and copied at the public reference facilities maintained by the SEC in Washington, DC at 450 Fifth Street, NW, Washington, DC 20549. In addition, the SEC maintains a World Wide Web site that contains reports, proxy statements and other information regarding registrants such as us which filed electronically with the SEC at the following Internet address: (http:www.sec.gov).

We file periodic reports, proxy statements and other information with the Securities and Exchange Commission in accordance with requirements of the Exchange Act. These periodic reports, proxy statements and other information are available for inspection and copying at the regional offices, public reference facilities and Internet site of the Securities and Exchange Commission referred to above. In addition, you may request a copy of any of our periodic reports filed with the Securities and Exchange Commission at no cost, by writing or telephoning us at the following address:

Investors Relations
Access Pharmaceuticals, Inc.
2600 Stemmons Freeway, Suite 176
Dallas, Texas 75207
(214) 905-5100

Information contained on our website is not a prospectus and does not constitute a part of this Prospectus.

You should rely only on the information contained in or incorporated by reference or provided in this Prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this Prospectus is accurate as of any date other than the date on the front of this Prospectus.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Access Pharmaceuticals, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Access Pharmaceuticals, Inc. and Subsidiaries, as of December 31, 2006, and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Access Pharmaceuticals, Inc. and Subsidiaries as of December 31, 2006, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has had recurring losses from operations and a net working capital deficiency and accumulated deficit that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment”, effective January 1, 2006. As discussed in Note 7 to the consolidated financial statements the Company adopted Financial Accounting Standards Board Staff Position No. EITF 00-19-2, “Accounting for Registration Payment Arrangements”, effective October 1, 2006.

/s/ WHITLEY PENN LLP

Dallas, Texas
March 30, 2007

Report of Independent Registered Public Accounting Firm

Board of Directors and
Shareholders of Access Pharmaceuticals, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Access Pharmaceuticals, Inc. (the “Company”), as of December 31, 2005, and the related consolidated statements of operations and comprehensive loss, stockholders' equity (deficit), and cash flows for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Access Pharmaceuticals, Inc., as of December 31, 2005, and the results of their consolidated operations and their consolidated cash flows for each of the two years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements the Company has incurred significant losses in each of the two years in the period ended December 31, 2005 in the amounts of $1.7 million and $10.2 million, respectively; the Company’s total liabilities exceeded its assets by $4.2 million at December 31, 2005; and its operating cash flows were negative $7.3 million and negative $9.1 million for the years ended December 31, 2005 and 2004, respectively. These matters, among others described in Note 2, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ GRANT THORNTON LLP

Dallas, Texas
April 25, 2006

Access Pharmaceuticals, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

ASSETS	December 31, 2006	December 31, 2005
Current assets
Cash and cash equivalents	$1,194,000	$349,000
Short term investments, at cost	3,195,000	125,000
Receivables	359,000	4,488,000
Prepaid expenses and other current assets	283,000	197,000
Total current assets	5,031,000	5,159,000

Property and equipment, net	212,000	300,000
Debt issuance costs, net	158,000	-
Patents, net	878,000	1,046,000
Licenses, ne	25,000	75,000
Restricted cash and other assets	122,000	633,000
Total assets	$6,426,000	$7,213,000
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities
Accounts payable and accrued expenses	$1,226,000	$2,883,000
Accrued interest payable	581,000	652,000
Deferred revenues	173,000	173,000
Current portion long-term debt, net of discount $2,062,000 in 2006	8,833,000	106,000
Total current liabilities	10,813,000	3,814,000
Long-term debt, net of discount $1,879,000 in 2005	5,500,000	7,636,000
Total liabilities	16,313,000	11,450,000
Commitments and contingencies
Stockholders' deficit
Preferred stock - $.01 par value; authorized 2,000,000 shares; none issued or outstanding	-	-
Common stock - $.01 par value; authorized 100,000,000 shares; issued, 3,535,108 at December 31, 2006 and authorized 50,000,000 shares; issued 3,528,108 at December 31, 2005	35,000	35,000
Additional paid-in capital	68,799,000	62,942,000
Notes receivable from stockholders	(1,045,000)	(1,045,000)
Treasury stock, at cost - 163 shares	(4,000)	(4,000)
Accumulated deficit	(77,672,000)	(66,165,000)
Total stockholders' deficit	(9,887,000)	(4,237,000)
Total liabilities and stockholders' deficit	$6,426,000	$7,213,000

The accompanying notes are an integral part of these consolidated statements.

Access Pharmaceuticals, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year ended December 31,
	2006	2005	2004
Expenses
Research and development	$2,053,000	$2,783,000	$2,335,000
General and administrative	2,813,000	4,638,000	3,199,000
Depreciation and amortization	309,000	333,000	469,000
Write off of goodwill	-	1,868,000	-
Total expenses	5,175,000	9,622,000	6,003,000

Loss from operations	(5,175,000)	(9,622,000)	(6,003,000)

Interest and miscellaneous income	294,000	100,000	226,000
Interest and other expense	(7,436,000)	(2,100,000)	(1,385,000)
Unrealized loss on fair value of warrants and beneficial conversion feature	(1,107,000)	-	-
	(8,249,000)	(2,000,000)	(1,159,000
Loss before discontinued operations and before tax benefit	(13,424,000)	(11,622,000)	(7,162,000)
Income tax benefit	173,000	4,067,000	-
Loss from continuing operations	(13,251,000)	(7,555,000)	(7,162,000)

Discontinued operations, net of taxes of $173,000 in 2006 and $4,067,000 in 2005	377,000	5,855,000	(3,076,000)
Net loss	$(12,874,000)	$(1,700,000)	$(10,238,000)

Basic and diluted loss per common share
Loss from continuing operations allocable to common stockholders	$(3.75)	$(2.34)	$(2.36)
Discontinued operations	0.11	1.81	(1.02)
Net loss allocable to common stockholders	$(3.65)	$(0.53)	$(3.38)

Weighted average basic and diluted common shares outstanding	3,531,934	3,237,488	3,032,451

Net loss	$(12,874,000)	$	(1,700,000)	$(10,238,000)
Other comprehensive loss Foreign currency translation adjustment	-		3,000	(17,000)
Comprehensive loss	$(12,874,000)		$(1,697,000)	$(10,255,000)

The accompanying notes are an integral part of these consolidated statements.

Access Pharmaceuticals, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

	Common Stock
	Shares	Amount	Additional paid in capital	Notes receivable from stockholders	Unamortized value of restricted stock grants	Treasury stock	Accumulated other comprehensive income (loss)	Accumulated deficit
Balance, December 31, 2003	2,679,000	$ 27,000	$49,704,000	(1,045,000)	$(294,000)	$(4,000)	$14,000	$(54,227,000)
Common stock issued for cash, net of offering costs	359,000	4,000	9,012,000	-	-	-	-	-
Common stock issued for cash exercise of warrants and options	23,000	-	283,000	-	-	-	-	-
Common stock issued for cashless exercise of warrants	42,000	-	-	-	-	-	-	-
Issuance of restricted stock grants	2,000	-	135,000	-	(135,000)	-	-	-
Other comprehensive loss	-	-	-	-	-	-	(17,000)	-
Amortization of restricted stock grants	-	-	-	-	120,000	-	-	-
Net loss	-	-	-	-	-	-	-	(10,238,000)
Balance, December 31, 2004	3,105,000	31,000	59,134 000	(1,045,000)	(309,000)	(4,000)	(3,000)	(64,465,000)

Common stock issued, net of offering costs	237,000	2,000	1,119,000	-	-	-	-	-
Common stock issued for payment of interest	190,000	2,000	616,000	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	-	3,000	-
Discount on convertible note extension	-	-	2,109,000	-	-	-	-	-
Amortization and forfeiture of restricted stock grants	(4,000)	-	(36,000)	-	309,000	-	-	-
Net loss	-	-	-	-	-	-	-	(1,700,000)
Balance, December 31, 2005	3,528,000	35,000	62,942,000	(1,045,000)	-	(4,000)	-	(66,165,000)

Common stock issued for compensation	7,000	-	77,000	-	-	-	-	-
Warrants issued	-	-	100,000	-	-	-	-	-
Stock option compensation expense	-	-	248,000	-	-	-	-	-
Issuance of convertible debt with warrants	-	-	5,432,000	-	-	-	-	-
Cumulative effect of change in accounting principle	-	-	-	-	-	-	-	1,367,000
Net loss	-	-	-	-	-	-	-	(12,874,000)
Balance, December 31, 2006	3,535,000	$ 35,000	$ 68,799,000	(1,045,000)	$ -	$ (4,000)	$ -	$(77,672,000)

The accompanying notes are an integral part of these consolidated statements.

Access Pharmaceuticals, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2006	2005	2004
Cash flows from operating activities
Net loss	$(12,874,000)	$(1,700,000)	$(10,238,000)
Adjustments to reconcile net loss to net cash used
in operating activities:
Unrealized Loss	1,107,000	-	-
Loss on sale Australia assets	-	208,000	-
Impairment of investment	-	-	112,000
Write off of goodwill	-	1,868,000	-
Amortization of restricted stock grants	-	309,000	120,000
Stock option expense	248,000	-	-
Stock issued for compensation	77,000	42,000	-
Stock issued for interest	-	618,000	-
Depreciation and amortization	309,000	570,000	773,000
Amortization of debt costs and discounts	6,749, 000	695,000	183,000
Gain on sale of assets	(550,000)	(12,891,000)	-
Change in operating assets and liabilities:
Receivables	4,129,000	622,000	358,000
Inventory	-	104,000	60,000
Prepaid expenses and other current assets	14,000	817,000	(195,000)
Restricted cash and other assets	127,000	-	-
Accounts payable and accrued expenses	(1,657,000)	490,000	401,000
Accrued interest payable	363,000	341,000	-
Deferred revenues	-	606,000	15,000
Net cash used in operating activities	(1,958,000)	(7,301,000)	(8,411,000)

Cash flows from investing activities:
Capital expenditures	(3,000)	(28,000)	(221,000)
Proceeds from sale of equipment	-	355,000	-
Proceeds from sale of patents	-	974,000	-
Proceeds from sale of oral/topical care assets	550,000	7,391,000	-
Restricted cash and other assets		684,000	(666,000)
Redemptions of short-term investments
and certificates of deposit, net	(3,070,000)	361,000	1,374,000
Net cash provided by (used in) investing activities	(2,523,000)	9,717,000	487,000

Cash flows from financing activities:
Payments of notes payable	(106,000)	(407,000)	(310,000)
Payment of secured notes payable and convertible notes	-	(6,648,000)	-
Proceeds from secured notes payable	5,432,000	2,633,000	-
Proceeds from stock issuances, net of costs	-	577,000	9,299,000
Net cash provided by (used in) financing activities	5,326,000	(3,845,000)	8,989,000

Net increase (decrease) in cash and cash equivalents	845,000	(1,429,000)	1,065,000
Effect of exchange rate changes on cash and cash equivalents	-	3,000	(17,000)
Cash and cash equivalents at beginning of year	349,000	1,775,000	727,000
Cash and cash equivalents at end of year	$1,194,000	$349,000	$1,775,000

Cash paid for interest	$315,000	$445,000	$1,073,000

Supplemental disclosure of noncash transactions
Value of restricted stock grants	-	-	135,000
Assets acquired under capital leases	-	-	59,000
Common stock issued for SEDA and
Secured Convertible Notes	-	502,000	-
Discount on convertible note extension	-	2,109,000	-
Debt issuance costs	568,000
Accrued interest capitalized	433,000
Warrants issued per professional agreement of consulting services	100,000
Cumulative change of accounting principle	1,367,000
Issuance of convertible debt with warrants	5,432,000

The accompanying notes are an integral part of these consolidated statements.

Access Pharmaceuticals, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three years ended December 31, 2006

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Access Pharmaceuticals, Inc. is an emerging pharmaceutical company engaged in the development of novel therapeutics for the treatment of cancer and supportive care of cancer patients. This development work is based primarily on the adaptation of existing therapeutic agents using the Company’s proprietary drug delivery technology. Our efforts have been principally devoted to research and development, resulting in significant losses since inception on February 24, 1988.

A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

Principles of Consolidation

The consolidated financial statements include the financial statements of Access Pharmaceuticals, Inc. and our wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

We tested intangible assets for impairment based on estimates of fair value. It is at least reasonably possible that the estimates used by us will be materially different from actual amounts. These differences could result in the impairment of all or a portion of our intangible assets, which could have a materially adverse effect on our results of operations.

Cash and Cash Equivalents

We consider all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents for purposes of the statements of cash flows. Cash and cash equivalents consist primarily of cash in banks, money market funds and short-term corporate securities. We invest any excess cash in government and corporate securities. All other investments are reported as short-term investments.

Short-term Investments

Short-term investments consist of certificates of deposit. All short term investments are classified as held to maturity. The cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. The cost of securities sold is based on the specific identification method.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided using the straight-line method over estimated useful lives ranging from three to seven years. Expenditures for major renewals and betterments that extend the useful lives are capitalized. Expenditures for normal maintenance and repairs are expensed as incurred. The cost of assets sold or abandoned and the related accumulated depreciation are eliminated from the accounts and any gains or losses are recognized in the accompanying consolidated statements of operations of the respective period.

Access Pharmaceuticals, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
Three years ended December 31, 2006

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Research and Development Expenses

Pursuant to SFAS No. 2, “Accounting for Research and Development Costs,” our research and development costs are expensed as incurred. Research and development expenses include, but are not limited to, payroll and personnel expense, lab supplies, preclinical, development cost, clinical trial expense, outside manufacturing and consulting. The cost of materials and equipment or facilities that are acquired for research and development activities and that have alternative future uses are capitalized when acquired.

Fair Value of Financial Instruments

The carrying value of cash, cash equivalents, short-term investments and accounts payable approximates fair value due to the short maturity of these items. It is not practical to estimate the fair value of the Company’s long-term debt because quoted market prices do not exist and there were no available securities with similar terms to use as a basis to value our debt.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets to the extent their realization is in doubt.

Loss Per Share

We have presented basic loss per share, computed on the basis of the weighted average number of common shares outstanding during the year, and diluted loss per share, computed on the basis of the weighted average number of common shares and all dilutive potential common shares outstanding during the year. Potential common shares result from stock options, vesting of restricted stock grants, convertible notes and warrants. However, for all years presented, all outstanding stock options, restricted stock grants, convertible notes and warrants are anti-dilutive due to the losses for the periods. Anti-dilutive common stock equivalents of 12,548,342; 1,730,135; and 1,114,122 were excluded from the loss per share computation for 2006, 2005 and 2004, respectively.

Restricted Cash

Restricted cash is cash that is or may be committed for a particular purpose. We had restricted cash in 2005 as collateral for a note payable of $103,000. The note was paid in full in 2006 and there is no restricted cash in 2006.

Intangible Assets

We expense internal patent and application costs as incurred because, even though we believe the patents and underlying processes have continuing value, the amount of future benefits to be derived therefrom are uncertain. Purchased patents are capitalized and amortized over the life of the patent. We recognize the purchase cost of licenses and amortize them over their estimated useful lives.

The Company operates in a single segment. In 2005, the Company wrote off its goodwill as determined by comparing the Company’s market capitalization with its net asset value resulting in an impairment charge of $1,868,000. In 2005, the Company sold one of its patents for $974,000 and the Company believes the fair value of the remaining patents based on discounted cash flow analysis exceeds the carry value.

Access Pharmaceuticals, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
Three years ended December 31, 2006

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Intangible assets consist of the following (in thousands):

	December 31, 2006		December 31, 2005		December 31, 2004
	Gross carrying value	Accumulated amortization	Gross carrying value	Accumulated amortization	Gross carrying value	Accumulated amortization
Amortizable intangible assets
Patents	$1,680	$802	$1,680	$634	$3,179	$864
Licenses	500	475	500	425	500	375
Total	$2,180	$1,277	$2,180	$1,059	$3,679	$1,239

Amortization expense related to intangible assets totaled $218,000, $345,000 and $421,000 for the years ended December 31, 2006, 2005 and 2004, respectively. The aggregate estimated amortization expense for intangible assets remaining as of December 31, 2006 is as follows (in thousands):

2007	$193
2008	168
2009	168
2010	168
2011	168
Thereafter	38

Total	$903

Stock-Based Compensation

On January 1, 2006, we adopted SFAS No. 123 (revised 2004), “Share-Based Payment,” (“SFAS 123(R)”), which requires the measurement and recognition of all share-based payment awards made to employees and directors including stock options based on estimated fair values. SFAS 123(R) supersedes the Company’s previous accounting under Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), for periods beginning in fiscal year 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). We applied the provisions of SAB 107 in its adoption of SFAS 123(R).
We adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company’s 2006 fiscal year. Our consolidated financial statements for the year ended December 31, 2006, reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, our consolidated financial statements for prior periods have not been restated to include the impact of SFAS 123(R). Stock-based compensation expense recognized under SFAS 123(R) for the year ended December 31, 2006 was approximately $248,000. Stock-based compensation expense which would have been recognized under the fair value based method would have been approximately $750,000 during the year ended December 31, 2005.

Access Pharmaceuticals, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
Three years ended December 31, 2006

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period in the company’s Statement of Operations. Prior to the adoption of SFAS 123(R), we accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB No. 25 as allowed under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). Under the intrinsic value method, no stock-based compensation expense for stock option grants was recognized because the exercise price of our stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant. In 2005, we did recognize stock compensation expense for restricted stock awards based on the fair value of the underlying stock on date of grant and this expense was amortized over the requisite service period. There were no restricted stock awards granted in 2006 and therefore no stock compensation expense is recognized in 2006.

Stock-based compensation expense recognized in our Statement of Operations for the first year ended December 31, 2006 includes compensation expense for share-based payment awards granted prior to, but not yet vested as of December 31, 2005, based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123 and compensation expense for the share-based payment awards granted subsequent to December 31, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Stock-based compensation expense recognized in the Company’s Statement of Operations for the year ended December 31, 2006 is based on awards ultimately expected to vest and has been reduced for estimated forfeitures, which currently is nil. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company’s pro forma information required under SFAS 123 for periods prior to fiscal year 2006, forfeitures have been accounted for as they occurred.

We use the Black-Scholes option-pricing model (“Black-Scholes”) as its method of valuation under SFAS 123(R) in fiscal year 2006 and a single option award approach. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. Black-Scholes was also previously used for our pro forma information required under SFAS 123 for periods prior to fiscal year 2006. The fair value of share-based payment awards on the date of grant as determined by the Black-Scholes model is affected by our stock price as well as other assumptions. These assumptions include, but are not limited to the expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors.

During 2006, 753,872 stock options were granted and 50,000 stock options were granted during 2005 under the 2005 Equity Incentive Plan. In addition, 49,700 stock options were granted during 2005 under the 1995 Stock Award Program. Assumptions for 2006 are:

•	127% - the expected volatility assumption was based upon a combination of historical stock price volatility measured on a twice a month basis and is a reasonable indicator of expected volatility.
•	4.85% (average) - the risk-free interest rate assumption is based upon U.S. Treasury bond interest rates appropriate for the term of the Company’s employee stock options.
•	None - the dividend yield assumption is based on our history and expectation of dividend payments.
•	1.6 years - the estimated expected term (average of 1.6 years) is based on employee exercise behavior.

At December 31, 2006, the balance of unearned stock-based compensation to be expensed in future periods related to unvested share-based awards, as adjusted for expected forfeitures, is approximately $360,000. The period over which the unearned stock-based compensation is expected to be recognized is approximately three years. We anticipate that we will grant additional share-based awards to employees in the future, which will increase our stock-based compensation expense by the additional unearned compensation resulting from these grants. The fair value of these grants is not included in the amount above, because the impact of these grants cannot be predicted at this time due to the dependence on the number of share-based payments granted. In addition, if factors change and different assumptions are used in the

Access Pharmaceuticals, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
Three years ended December 31, 2006

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

application of SFAS 123(R) in future periods, stock-based compensation expense recorded under SFAS 123(R) may differ significantly from what has been recorded in the current period.

Our Employee Stock Option Plans have been deemed compensatory in accordance with SFAS 123(R). Stock-based compensation relating to this plan was computed using the Black-Scholes model option-pricing formula with interest rates, volatility and dividend assumptions as of the respective grant dates of the purchase rights provided to employees under the plan. The weighted-average fair value of options existing under all plans during 2006 was $5.00.

The following table summarizes stock-based compensation in accordance with SFAS 123(R) for the year ended December 31, 2006, which was allocated as follows (in thousands):

Year ended December 31, 2006
Research and development	$68
General and administrative	180

Stock-based compensation expense included in operating expenses	248

Total stock-based compensation expense	248
Tax benefit	—

Stock-based compensation expense, net of tax	$248

The following table reflects net income and diluted earnings per share for the year ended December 31, 2006, compared with proforma information for the year ended December 31, 2005, had compensation cost been determined in accordance with the fair value-based method prescribed by SFAS 123(R).

Access Pharmaceuticals, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
Three years ended December 31, 2006

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

(in thousands)	Year Ended December 31,
		2006	2005
Net loss, as reported under APB 25 for the prior period (1)	$	N/A	$(1,700)
Add back stock based employee compensation expense in reported net loss, net of related tax effects		-	-
Subtract total stock-based compensation expense determined under fair value-based method for all awards, net of related tax effects(2)		(248)	(750)
Net loss including the effect of stock-based compensation expense(3)		$(12,874)	$(2,450)
Loss per share:
Basic and diluted, as reported for the prior period(1)		$(3.65)	$(0.53)
Basic and diluted, including the effect of stock-based compensation expense(3)		$(3.65)	$(0.76)

(1)	Net loss and loss per share for periods prior to year 2006 does not include stock-based compensation expense under SFAS 123 because the Company did not adopt the recognition provisions of SFAS 123.
(2)	Stock-based compensation expense for periods prior to year 2006 was calculated based on the pro forma application of SFAS 123.
(3)	Net loss and loss per share for periods prior to year 2006 represent pro forma information based on SFAS 123.

Stock compensation expense for options granted to nonemployees has been determined in accordance with SFAS 123 and EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured.

Recent Accounting Pronouncement

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. We are evaluating the potential impact of the implementation of SFAS 157 on our financial position and results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Income Tax Uncertainties” (FIN 48). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. The recently issued literature also provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN 48 is effective for Access as of January 1, 2007. Any differences between the amounts recognized in the balance sheets prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. We are evaluating the potential impact of the implementation of FIN 48 on our financial position and results of operations.

Access Pharmaceuticals, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
Three years ended December 31, 2006

NOTE 2 - LIQUIDITY

The Company incurred significant losses from continuing operations of $13.4 million for the year ended December 31, 2006 and $7.6 million for the year ended December 31, 2005. Additionally, at December 31, 2006, we had negative working capital of $5.8 million. As of December 31, 2006, we did not have sufficient funds to repay our convertible notes at their maturity and support our working capital and operating requirements.

We do not have funds to pay our debt obligations which are due in March, April and September 2007 and will have to raise more funds or attempt to restructure the convertible notes.

SCO Capital Partners LLC Note and Warrant Purchase Agreement
On December 6, 2006, we entered into a note and warrant purchase agreement pursuant to which we sold and issued an aggregate of $500,000 of 7.5% convertible notes due March 31, 2007 and warrants to purchase 386,364 shares of common stock of Access. Net proceeds to Access were $450,000. The notes and warrants were sold in a private placement to a group of accredited investors led by SCO Capital Partners LLC (“SCO”) and affiliates.

On October 24, 2006, we entered into a note and warrant purchase agreement pursuant to which we sold and issued an aggregate of $500,000 of 7.5% convertible notes due March 31, 2007 and warrants to purchase 386,364 shares of common stock of Access. Net proceeds to Access were $450,000. The notes and warrants were sold in a private placement to a group of accredited investors led by SCO and affiliates.

On February 16, 2006, we entered into a note and warrant purchase agreement pursuant to which we sold and issued an aggregate of $5,000,000 of 7.5% convertible notes due March 31, 2007 and warrants to purchase an aggregate of 3,863,634 shares of common stock of Access. Net proceeds to Access were $4.5 million. The notes and warrants were sold in a private placement to a group of accredited investors led by SCO and affiliates.

All of the notes mature on March 31, 2007, are convertible into Access common stock at a fixed conversion rate of $1.10 per share, bear interest of 7.5% per annum and are secured by certain assets of Access. Each note may be converted at the option of the noteholder or Access under certain circumstances as set forth in the notes.

Each noteholder received a warrant to purchase a number of shares of common stock of Access equal to 75% of the total number shares of Access common stock into which such holder's note is convertible. Each warrant has an exercise price of $1.32 per share and is exercisable at any time prior to February 16, 2012, October 24, 2012 and December 6, 2012. In the event SCO and its affiliates were to convert all of their notes and exercise all of their warrants, they would own approximately 74.1% of the voting securities of Access.

In connection with its sale and issuance of notes and warrants, Access entered into an investors rights agreement whereby it granted SCO the right to designate two individuals to serve on the Board of Directors of Access while the notes are outstanding, and also granted registration rights with respect to the shares of common stock of Access underlying the notes and warrants.

The Company believes that based on the funds available the Company will have the ability to pay its projected net cash burn rate of $750,000 per month for seven months. We will have to raise more funds to cover future months net cash burn rate and to pay our debt service or attempt to restructure the convertible notes.

Access Pharmaceuticals, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
Three years ended December 31, 2006

NOTE 3 - RELATED PARTY TRANSACTIONS

Stephen B. Howell, M.D., a Director, receives payments for consulting services and reimbursement of direct expenses and has also received warrants for his consulting services. Dr. Howell’s payments for consulting services, expense reimbursements and warrants are as follows:

Year	Consulting Fees	Expense Reimbursement
2006	$69,000	$5,000
2005	79,000	5,000
2004	58,000	9,000

In the event SCO Capital Partners LLC (“SCO”) and its affiliates were to convert all of their notes and exercise all of their warrants, they would own approximately 74.1% of the voting securities of Access. During 2006 SCO and affiliates were paid $415,000 in fees for the convertible notes that Access issued and were paid $131,000 in investor relations fees.
See Note 9 for a discussion of our Restricted Stock Purchase Program.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:	December 31,
	2006	2005
Laboratory equipment	$1,090,000	$1,090,000
Laboratory and building improvements	167,000	167,000
Furniture and equipment	134,000	138,000
	1,391,000	1,395,000
Less accumulated depreciation and amortization	1,179,000	1,095,000
Net property and equipment	$212,000	$300,000

Depreciation and amortization on property and equipment was $91,000, $225,000, and $244,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

NOTE 5 - 401(k) PLAN

We have a tax-qualified employee savings and retirement plan (the “401(k) Plan”) covering all our employees. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit ($15,000 in 2006; $14,000 in 2005; and $13,000 in 2004) and to have the amount of such reduction contributed to the 401(k) Plan. We have a 401(k) matching program whereby we contribute for each dollar a participant contributes a like amount, with a maximum contribution of 2% of a participant’s earnings. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code so that contributions by employees or by us to the 401(k) Plan, and income earned on 401(k) Plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by us, if any, will be deductible by us when made. At the direction of each participant, we invest the assets of the 401(k) Plan in any of 23 investment options. Company contributions under the 401(k) Plan were approximately $11,000 in 2006; $31,000 in 2005; and $46,000 in 2004.

Access Pharmaceuticals, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
Three years ended December 31, 2006

NOTE 6 - DISCONTINUED OPERATIONS

In October 2005 we sold our oral/topical care business to Uluru, Inc. for up to $18.6 million. At the closing of this agreement we received $8.7 million. In addition, due to the Amended Asset Sale Agreement in December 2006, we received $4.9 million and an obligation to receive from Uluru $350,000 on April 8, 2007 for the first and second anniversary payments and settlement of certain milestones. We recorded $550,000 as revenue for the discontinued operations in 2006. Any contingent liabilities arise in the future relating to our former business could reduce future receipts. Additional payments of up to $4.8 million, as amended by the Amended Asset Sale Agreement may be made upon the achievement of certain additional sales milestones.

In September 2005 we closed our Australian laboratory and office, keeping the vitamin B12 technology.

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” operating results for assets sold or held for sale are presented as discontinued operations for current and all prior years presented. In accordance with SFAS No. 144 the operating results of these assets, along with the gain on sale, have been presented in discontinued operations for all periods presented.

	2006	2005	2004
Revenues	$550,000	$781,000	$549,000

Expenses
Cost of product sales		(1,012,000)	(239,000)
Research and development		(2,501,000)	(3,082,000)
Depreciation		(237,000)	(304,000)
Total expenses	-	(3,750,000)	(3,625,000)

Income/loss from discontinued operations	550,000	(2,969,000)	(3,076,000)

Gain on sale of assets	-	12,891,000	-
Tax expense	(173,000)	(4,067,000)	-
Discontinued operations	$377,000	$5,855,000	$(3,076,000)

We previously had licenses for the oral/topical assets. These licenses were sold to Uluru, Inc. in October 2005. In the Asset Sale Agreement between us and Uluru certain refunds and receipts were incurred before the date of sale and were assigned to either us or to Uluru. We have $173,000 recorded as a deferred gain on the sale until such time as approvals are received.

Access Pharmaceuticals, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
Three years ended December 31, 2006

NOTE 7 - DEBT

On September 20, 2000, we completed a $13.5 million convertible note offering. The offering was placed with three investors. One investor was repaid in 2005, $4,015,000. Our other convertible notes are due in two parts. The notes bear interest at 7.7% per annum with $733,000 of interest due annually on September 13th.

$4,015,000 due on April 28, 2007. This investor’s notes have a fixed conversion price of $5.00 per share of common stock and may be converted by the note holder or us under certain circumstances as defined in the note. Upon a change of control, this investor is not required to automatically convert the note unless the amount payable to the investor upon change of control, issuable upon conversion of the note equals or exceeds $7.50. If the notes are not converted we will have to repay the notes on the due dates. The investor’s notes were amended November 3, 2005 extending the term and adjusting the conversion price from $27.50 to $5.00 per common share. The amendment and modification resulted in us recording additional debt discount of $2.1 million, which will be accreted to interest expense to the revised maturity date. The interest due at December 31, 2006 was $92,000.

$5,500,000 due on September 13, 2010. This investor delayed his interest payment which was due in 2005 and 2006 until September 13, 2007 or earlier if the Company raises more than $5.0 million in funds. The capitalized interest was $880,000 and interest on the capitalized interest was $26,000 at December 31, 2006. The interest due on the convertible note was $126,000 at December 31, 2006. This note has a fixed conversion price of $27.50 per share of common stock and may be converted by the note holder or us under certain circumstances as defined in the note. If the notes are not converted we will have to repay the notes on the due dates.

$6,000,000 due on March 31, 2007. The notes were sold in February 2006 in a private placement to a group of accredited investors led by SCO Capital Partners LLC and affiliates. We entered into a note and purchase agreement to which we sold and issued an aggregate of $5 million of 7.5% convertible notes due March 31, 2007 and warrants to purchase 3,863,634 shares of common stock of Access. Net proceeds to Access were $4.5 million.

On October 24, 2006, we entered into a note and warrant purchase agreement pursuant to which we sold and issued an aggregate of $500,000 of 7.5% convertible notes due March 31, 2007 and warrants to purchase 386,364 shares of common stock of Access. Net proceeds to Access were $450,000. On December 6, 2006, we entered into a note and warrant purchase agreement pursuant to which we sold and issued an aggregate of $500,000 of 7.5% convertible notes due March 31, 2007 and warrants to purchase 386,364 shares of common stock of Access. Net proceeds to Access were $450,000. Interest due at December 31, 2006 on all notes with SCO and affiliates was $336,000.

All these notes with SCO and affiliates have a fixed conversion price of $1.10 per share of common stock and may be converted by the note holder or us under certain circumstances as defined in the note. If the notes are not converted we will have to repay the notes on the due dates.

The Secured Convertible Notes include warrants and a conversion feature. Until September 30, 2006 we accounted for the warrants and conversion feature as liabilities and recorded at fair value. From the date of issuance to September 30, 2006, the fair value of these instruments increased resulting in a net unrealized loss of $1.1 million. On October 1, 2006, we adopted the provisions of EITF 00-19-2, “Accounting for Registration Payment Arrangements” (EITF 00-19-2), which requires that contingent obligations to make future payments under a registration payment arrangement be recognized and measured separately in accordance with SFAS No. 5, “Accounting for Contingencies.” Under previous guidance, the fair value of the warrant was recorded as a current liability in our balance sheet, due to a potential cash payment feature in the warrant. Access may be required to pay in cash, up to 2% per month, as defined, as liquidated damages for failure to file a registration statement timely as required by an investor rights agreement. The current liability was marked-to-market at each quarter end, using the Black-Scholes option-pricing model, with the change being recorded to general and administrative expenses. Under the new guidance in EITF 00-19-2, as we believe the likelihood of such a cash payment to

Access Pharmaceuticals, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
Three years ended December 31, 2006

NOTE 7 - DEBT - Continued

not be probable, have not recognized a liability for such obligations. Accordingly, a cumulative-effect adjustment of $1.4 million was made as of October 1, 2006 to accumulated deficit, representing the difference between the initial value of this warrant and its fair value as of this date and recorded to equity.

Subsequent to the adoption of EITF 00-19-2 on October 1, 2006, the Company has accounted for the $6,000,000 notes under EITF Issue No. 00-27, Application of Issue No. 98-5 to Certain Instruments. The value of the warrants was valued using a Black-Scholes option-pricing model with the following assumptions with a weighted average volatility of 120%, expected life of 6 years, expected yield of 0% and risk free rate of 5.0%. At December 31, 2006, approximately $1.6M of debt discount related to the warrants and embedded conversion feature had not been amortized to interest expense. This will be amortized over the remaining life of the debt through March 31, 2007.

On September 20, 2001, we completed a $600,000 installment loan with a bank. The note was paid in full in 2006.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Future maturities of the note payable and other obligations are as follows:

Future Maturities	Debt
2007	10,895,000
2010	5,500,000

The debt of $4,015,000 is discounted and at December 31, 2006 is on the balance sheet as $3,559,000.
The debt of $6,000,000 is discounted and at December 31, 2006 is on the balance sheet as $4,394,000.

Operating Leases
At December 31, 2006, we have commitments under noncancelable operating leases for office and research and development facilities until December 31, 2007 totaling $75,000. Rent expense for the years ended December 31, 2006, 2005 and 2004 was $94,000, $168,000 and $166,000, respectively. We also have two other noncancelable operating leases - one lease for a fire alarm system totaling $12,000 ending in 2008 (expensing $7,000 in 2007 and $5,000 in 2008) and one lease for a copier totaling $48,000 ending in 2011 (with $9,600 expensed each year).

Legal
The Company is not currently subject to any material pending legal proceedings.

NOTE 9 - STOCKHOLDERS' EQUITY

Restricted Stock Purchase Program

On October 12, 2000, the Board of Directors authorized a Restricted Stock Purchase Program. Under the Program, the Company’s executive officers and corporate secretary were given the opportunity to purchase shares of common stock in an individually designated amount per participant determined by the Compensation Committee of the Board of Directors. A total of 38,000 shares were purchased under the Program by four eligible participants at $27.50 per share, the fair market value of the common stock on October 12, 2000, for an aggregate consideration of $1,045,000. The purchase price was paid through the participants’ delivery of a 50%-recourse promissory note payable to the Company for three

Access Pharmaceuticals, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
Three years ended December 31, 2006

NOTE 9 - STOCKHOLDERS' EQUITY - Continued

executive officer participants and a full-recourse promissory note payable to the Company for one participant. Each note bears interest at 5.87% compounded semi-annually and has a maximum term of ten years. The notes are secured by a pledge of the purchased shares to the Company. The Company recorded the notes receivable from participants in this Program of $1,045,000 as a reduction of equity in the Consolidated Balance Sheet. Interest on the notes is neither being collected nor accrued. The stock granted under the Program is fully vested at December 31, 2006.

Warrants

There were warrants to purchase a total of 4,826,517 shares of common stock outstanding at December 31, 2006. All warrants were exercisable at December 31, 2006. The warrants had various prices and terms as follows:

Summary of Warrants	Outstanding	Exercise Price	Expiration Date
2006 convertible note (a)	3,863,634	$1.32	2/16/12
2006 convertible note (a)	386,364	1.32	10/24/12
2006 convertible note (a)	386,364	1.32	12/06/12
2006 investor relations advisor (b)	50,000	2.70	12/27/11
2004 offering (c)	89,461	35.50	2/24/09
2004 offering (c)	31,295	27.00	2/24/09
2003 financial advisor (d)	14,399	19.50	10/30/08
2002 scientific consultant (e)	2,000	24.80	2/01/09
2001 scientific consultant (f)	3,000	15.00	1/1/08
Total	4,826,517

a)
In connection with the convertible note offerings in 2006, warrants to purchase a total of 4,636,362 shares of common stock were issued. All of the warrants are exercisable immediately and expire six years from date of issue.

b)
During 2006, an investor relations advisor received warrants to purchase 50,000 shares of common stock at an exercise price of $2.70 per share at any time from December 27, 2006 until December 27, 2011, for investor relations consulting services to be rendered in 2007. All of the warrants were exercisable at December 31, 2006. The fair value of the warrants was $2.00 per share on the date of the grant using the Black-Scholes pricing model with the following assumptions: expected dividend yield 0.0%, risk-free interest rate 4.58%, expected volatility 138% and a term of 2.5 years.

c)
In connection with offering of common stock in 2004, warrants to purchase a total of 120,756 shares of common stock were issued. All of the warrants are exercisable and expire five years from date of issuance.

d)
During 2003, financial advisors received warrants to purchase 14,399 shares of common stock at any time until October 30, 2008, for financial consulting services rendered in 2003 and 2004. All the warrants are exercisable. The fair value of the warrants was $14.10 per share on the date of the grant using the Black-Scholes pricing model with the following assumptions: expected dividend yield 0.0%, risk-free interest rate 2.9%, expected volatility 92% and a term of 5 years.

Access Pharmaceuticals, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
Three years ended December 31, 2006

NOTE 9 - STOCKHOLDERS' EQUITY - Continued

e)
During 2002, a director who is also a scientific advisor received warrants to purchase 2,000 shares of common stock at an exercise price of $24.55 per share at any time until February 1, 2009, for scientific consulting services rendered in 2002. The fair value of the warrants was $18.50 per share on the date of the grant using the Black-Scholes pricing model with the following assumptions: expected dividend yield 0.0%, risk-free interest rate 3.90%, expected volatility 81% and a term of 7 years.

f)
During 2001, a director who is also a scientific advisor received warrants to purchase 3,000 shares of common stock at an exercise price of $15.00 per share at any time until January 1, 2008, for scientific consulting services rendered in 2001. The fair value of the warrants was $13.70 per share on the date of the grant using the Black-Scholes pricing model with the following assumptions: expected dividend yield 0.0%, risk-free interest rate 5.03%, expected volatility 118% and a term of 7 years.

2001 Restricted Stock Plan

We have a restricted stock plan, the 2001 Restricted Stock Plan, as amended, under which 80,000 shares of our authorized but unissued common stock were reserved for issuance to certain employees, directors, consultants and advisors. The restricted stock granted under the plan generally vests, 25% two years after the grant date with additional 25% vesting every anniversary date. All stock is vested after five years. At December 31, 2006 there were 27,182 shares issued and 52,818 shares available for grant under the 2001 Restricted Stock Plan.

NOTE 10 - STOCK OPTION PLANS

We have various stock-based employee compensation plans described below:

2005 Equity Incentive Plan

We have a stock awards plan, (the “2005 Equity Incentive Plan”), under which 1,000,000 shares of our authorized but unissued common stock were reserved for issuance to employees of, or consultants to, one or more of the Company and its affiliates, or to non-employee members of the Board or of any board of directors (or similar governing authority) of any affiliate of the Company. The 2005 Equity Incentive Plan replaced the previously approved stock option plan (the 1995 Stock Awards Plan").

For the 2005 Equity Incentive Plan, the fair value of options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in fiscal 2006: dividend yield of 0%; volatility of 127%; risk-free interest rate of 4.85%; and expected lives of 1.6 years. The weighted average fair value of options granted was $0.36 per share during 2006. The assumptions for grants in fiscal 2005 were: dividend yield of 0%; volatility of 113%; risk-free interest rate of 4.71%; and expected lives of four years. The weighted average fair value of options granted was $8.50 per share during 2005.

Access Pharmaceuticals, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
Three years ended December 31, 2006

NOTE 10 - STOCK OPTION PLANS - Continued

Summarized information for the 2005 Equity Incentive Plan is as follows:

		Weighted-
		average
		exercise
	Options	price
Outstanding options at January 1, 2005	-	$ -
Granted, fair value of $8.50 per share	50,000	5.45
Outstanding options at December 31, 2005	50,000	5.45

Granted, fair value of $ 0.36 per share	753,872	1.32
Forfeited	(1,200)	3.15
Outstanding options at December 31, 2006	802,672	1.04

Exercisable at December 31, 2005	14,000	5.45
Exercisable at December 31, 2006	204,718	2.00

The intrinsic value of options under this plan related to the outstanding and exercisable options were $1,554,000 and $281,000, respectively, at December 31, 2006.

Further information regarding options outstanding under the 2005 Equity Incentive Plan at December 31, 2006 is summarized below:
	Number of	Weighted average		Number of	Weighted aververage
	options	Remaining	Exercise	options	Remaining	Exercise
Range of excercise prices	outstanding	life in years	price	exerciseable	life in years	price

$0.63 - 0.85	717,000	9.6	$0.63	129,250	9.6	$0.63
$3.15 - 5.45	85,672	8.9	4.49	75,468	8.9	4.36
	802,672			204,718

2000 Special Stock Option Plan
On February 11, 2000 we adopted the 2000 Special Stock Option Plan and Agreement (the “Plan”). The Plan provides for the award of options to purchase 100,000 shares of the authorized but unissued shares of common stock of the Company. At December 31, 2006, there were no additional shares available for grant under the Plan.

Under the 2000 Special Stock Option Plan, 100,000 options were issued in 2000 and are outstanding at December 31, 2006. All of the options in the 2000 Special Stock Option Plan were exercisable at December 31, 2006, 2005 and 2004. All of the options expire on June 30, 2007 and have an exercise price of $12.50 per share.

1995 Stock Awards Plan
Under the 1995 Stock Awards Plan, as amended, 500,000 shares of our authorized but unissued common stock were reserved for issuance to optionees including officers, employees, and other individuals performing services for us. At December 31, 2006, there were no additional shares available for grant under the 1995 Stock Awards Plan. A total of 360,917 options were outstanding under this plan at December 31, 2006.

Options granted under all the plans generally vest ratably over a four to five year period and are generally exercisable over a ten-year period from the date of grant. Stock options were generally granted with an exercise price equal to the market value at the date of grant.

Access Pharmaceuticals, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
Three years ended December 31, 2006

NOTE 10 - STOCK OPTION PLANS - Continued

Under the 1995 Stock Awards Plan, the fair value of options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in fiscal 2005 and 2004, respectively: dividend yield of 0% for both periods; volatility of 104% and 41%; risk-free interest rates of 4.15% and 3.61%, respectively, and expected lives of four years for all periods. The weighted average fair values of options granted were $6.45 and $10.90 per share during 2005 and 2004, respectively.

Summarized information for the 1995 Stock Awards Plan is as follows:

		Weighted-
		average
		exercise
	Options	price

Outstanding options at January 1, 2004	410,725	$ 17.25
Granted, fair value of $10.90 per share	62,840	28.75
Exercised	(21,939)	11.90
Forfeited	(15,196)	21.05
Outstanding options at December 31, 2004	436,430	18.80

Granted, fair value of $6.45 per share	49,700	12.05
Forfeited	(55,859)	17.30
Outstanding options at December 31, 2005	430,271	18.20

Forfeited	(69,354)	19.12
Outstanding options at December 31, 2006	360,917	18.03

Exercisable at December 31, 2004	334,232	18.20
Exercisable at December 31, 2005	406,760	18.40
Exercisable at December 31, 2006	349,990	18.12

There was no intrinsic value related to outstanding or exercisable options under this plan at December 31, 2006.

Further information regarding options outstanding under the 1995 Stock Awards Plan at December 31, 2006 is summarized below:

Range of	Number of	Weighted average		Number of	Weighted average
exercise	shares	Remaining	Exercise	shares	Remaining	Exercise
prices	outstanding	life in years	price	exercisable	life in years	Price

$10.00 - 12.50	147,640	3.6	$11.15	139,032	3.3	$11.12
$14.05 - 18.65	112,717	1.9	16.61	112,717	1.9	16.61
$20.25 - 34.38	100,560	2.1	29.73	98,241	2.0	29.74

	360,917			349,990

Access Pharmaceuticals, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
Three years ended December 31, 2006

NOTE 11 - INCOME TAXES

Income tax expense differs from the statutory amounts as follows:

	2006	2005	2004

Income taxes at U.S. statutory rate	$(4,378,000)	$(438,000)	$(3,442,000)
Change in valuation allowance	3,972,000	(2,051,000)	895,000
Change in miscellaneous items	(130,000)	397,000	598,000
Benefit of foreign losses not recognized	58,000	304,000	-
Expenses not deductible	240,000	738,000	7,000
Expiration of net operating loss and general
business credit carryforwards, net of revisions	238,000	1,050,000	1,942,000

Total tax expense	$-	$-	$-

Deferred taxes are provided for the temporary differences between the financial reporting bases and the tax bases of our assets and liabilities. The temporary differences that give rise to deferred tax assets were as follows:

	December 31,
	2006	2005	2004
Deferred tax assets (liabilities)
Net operating loss carryforwards	$ 22,634,000	$ 20,261,000	$ 20,808,000
General business credit carryforwards	2,402,000	2,261,000	2,094,000
Deferred gain on sale of oral/topical care assets	-	(1,490,000)	-
Property, equipment and goodwill	46,000	78,000	259,000

Gross deferred tax assets	25,082,000	21,110,000	23,161,000
Valuation allowance	(25,082,000)	(21,110,000)	(23,161,000)

Net deferred taxes	$-	$-	$-

At December 31, 2006, we had approximately $66,569,000 of net operating loss carryforwards and approximately $2,402,000 of general business credit carryforwards. These carryforwards expire as follows:

	Net operating loss carryforwards	General business credit carryforwards
2007	$994,000	$26,000
2008	4,004,000	138,000
2009	1,661,000	185,000
2010	2,171,000	140,000
2011	4,488,000	13,000
Thereafter	53,251,000	1,900,000
	$66,569,000	$2,402,000

As a result of a merger on January 25, 1996, a change in control occurred for federal income tax purposes which limits the utilization of pre-merger net operating loss carryforwards of approximately $3,100,000 to approximately $530,000 per year.

Access Pharmaceuticals, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
Three years ended December 31, 2006

NOTE 12 - QUARTERLY FINANCIAL DATA (UNAUDITED)

Our results of operations by quarter for the years ended December 31, 2006 and 2005 were as follows (in thousands, except per share amounts):

	2006 Quarter Ended
	March 31	June 30	September 30	December 31
Loss from operations	$(4,856)	$(3,331)	$(2,015)	$(3,222)
Discontinued operations	-	-	-	550
Net loss	$(4,856)	$(3,331)	$(2,015)	$(2,672)
Basic and diluted income/loss per common share	$(1.38)	$(0.94)	$(0.57)	$(0.76)

	2005 Quarter Ended
	March 31	June 30	September30	December31
Loss from operations	$(1,616)	$(2,988)	$(1,612)	$(1,339)
Discontinued operations	(806)	(798)	(451)	7,910
Net loss/income	$(2,422)	$(3,786)	$(2,063)	$6,571
Basic and diluted loss per common share	$(0.78)	$(1.21)	$(0.65)	$2.11

NOTE 13 - SUBSEQUENT EVENTS (UNAUDITED)

On March 30, 2007, Access and SCO Capital Partners LLC and affiliates agreed to extend the maturity date of an aggregate of $6,000,000 of 7.5% convertible notes to April 27, 2007 from March 31, 2007.

On February 21, 2007 we announced we had entered into a non-binding letter of intent to acquire Somanta Pharmaceuticals, Inc. Pursuant to the terms of the non-binding letter of intent, upon consummation of the acquisition, Somanta’s preferred and common shareholders would receive an aggregate of 1.5 million shares of Access’ common shares which would represent approximately 13% of the combined company assuming the conversion of Access’ existing convertible debt under existing terms of conversion. The closing of the transaction is subject to numerous conditions including the execution of a definitive Merger Agreement, receipt of necessary approvals as well as completion of our due diligence investigation. There can be no assurance that the transaction will be consummated or if consummated, that it will be on the terms described herein.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Articles of Incorporation include an indemnification provision under which we have agreed to indemnify our directors and officers from and against certain claims arising from or related to future acts or omissions as directors or officers. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth estimated expenses expected to be incurred in connection with the issuance and distribution of the securities being registered. We will pay all expenses in connection with this offering.

Type of Expense	Amount
Securities and Exchange Commission Registration Fee	$1,	174
Transfer Agent Fees	2,	500
Printing and Engraving Expenses	15,	000
Accounting Fees and Expenses	5,	000
Legal Fees and Expenses	6,	326
Total	$30,	000

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

On February 16, 2006, the Registrant entered into a note and warrant purchase agreement pursuant to which it sold and issued an aggregate of $5,000,000 of 7.5% convertible notes due March 31, 2007 and warrants to purchase an aggregate of 3,863,634 shares of common stock of Access. Net proceeds to Access were $4.557 million. The notes and warrants were sold in a private placement to a group of accredited investors led by SCO and its affiliates.

All of the above-described issuances were exempt from registration pursuant to Section 4(2) of the Securities Act or Rule 506 of Regulation D promulgated thereunder, as transactions not involving a public offering.

ITEM 27. EXHIBITS

Exhibit Number	Description of Document
2.1
Amended and Restated Agreement of Merger and Plan of Reorganization between Access Pharmaceuticals, Inc. and Chemex Pharmaceuticals, Inc., dated as of October 31, 1995 (Incorporated by reference toy Exhibit A of the our Registration Statement on Form S-4 dated December 21, 1995, Commission File No. 33-64031)

2.2	Agreement and Plan of Merger by and amoung us, Somanta Acquisition Corp., Somanta Pharmaceuticals, Inc., Somanta Inc. and Somanta Ltd. dated April 18, 2007 (incorporated by reference on our Form 8-K, Exhibit 2.1, dated April 19, 2007)
3.0	Articles of incorporation and bylaws:
3.1	Certificate of Incorporation (Incorporated by Reference to Exhibit 3(a) of our Form 8-B dated July 12, 1989, Commission File Number 9-9134)

3.2	Certificate of Amendment of Certificate of Incorporation filed August 21, 1992
3.3	Certificate of Merger filed January 25, 1996. (Incorporated by reference to Exhibit E of our Registration Statement on Form S-4 dated December 21, 1995, Commission File No. 33-64031)
3.4
Certificate of Amendment of Certificate of Incorporation filed January 25, 1996. (Incorporated by reference to Exhibit E of our Registration Statement on Form S-4 dated December 21, 1995, Commission File No. 33-64031)

3.5	Certificate of Amendment of Certificate of Incorporation filed July 18, 1996. (Incorporated by reference to Exhibit 3.8 of our Form 10-K for the year ended December 31, 1996)
3.6	Certificate of Amendment of Certificate of Incorporation filed June 18, 1998. (Incorporated by reference to Exhibit 3.8 of our Form 10-Q for the quarter ended June 30, 1998)
3.7	Certificate of Amendment of Certificate of Incorporation filed July 31, 2000. (Incorporated by reference to Exhibit 3.8 of our Form 10-Q for the quarter ended March 31, 2001)
3.8
Certificate of Designations of Series A Junior Participating Preferred Stock filed November 7, 2001 (Incorporated by reference to Exhibit 4.1.h of our Registration Statement on Form S-8, dated December 14, 2001, Commission File No. 333-75136)

3.9	Amended and Restated Bylaws (Incorporated by reference to Exhibit 3.1 of our Form 10-Q for the quarter ended June 30, 1996)
*	10.1	1995 Stock Option Plan (Incorporated by reference to Exhibit F of our Registration Statement on Form S-4 dated December 21, 1995, Commission File No. 33-64031)
*	10.2	Amendment to 1995 Stock Option Plan (Incorporated by reference to Exhibit 10.25 of our Form 10-K for the year ended December 31, 2001)
10.3	Lease Agreement between Pollock Realty Corporation and us dated July 25, 1996 (Incorporated by reference to Exhibit 10.19 of our Form 10-Q for the quarter ended September 30, 1996)
10.4
Platinate HPMA Copolymer Royalty Agreement between The School of Pharmacy, University of London and the Company dated November 19, 1996 (Incorporated by reference to Exhibit 10.19 of our Form 10-Q for the quarter ended September 30, 1996)

*	10.5	Employment Agreement of David P. Nowotnik, PhD (Incorporated by reference to Exhibit 10.19 of our Form 10-K for the year ended December 31, 1999)
*	10.6	401(k) Plan (Incorporated by reference to Exhibit 10.20 of our Form 10K for the year ended December 31, 1999)
*	10.7	2000 Special Stock Option Plan and Agreement (Incorporated by reference to Exhibit 10.24 of our Form 10-Q for the quarter ended September 30, 2000)
10.8	Form of Convertible Note (Incorporated by reference to Exhibit 10.24 of our Form 10-Q for the quarter ended September 30, 2000)
10.9
Rights Agreement, dated as of October 31, 2001 between the us and American Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit 99.1 of our Current Report on Form 8-K dated October 19, 2001)

10.10	Amendment to Rights Agreement, dated as of February 16, 2006 between us and American Stock Transfer & Trust Company, as Rights Agent (2)
*	10.11	2001 Restricted Stock Plan (incorporated by reference to Appendix A of our Proxy Statement filed on April 16, 2001)
*	10.12	2005 Equity Incentive Plan (incorporated by reference to Exhibit 1 of our Proxy Statement filed on April 18, 2005
*	10.13	Agreement, dated as of May 10, 2005 by and between us and Kerry P. Gray (1)
*	10.14	Employment Agreement, dated as of June 1, 2005 by and between us and Stephen B. Thompson (1)
10.15	AssetSale Agreement, dated as of October 12, 2005, between us and Uluru, Inc. (1)
10.16	Amendment to Asset Sale Agreement, dated as December 8, 2006, between us and Uluru, Inc.
10.17	License Agreement, dated as of October 12, 2005, between us and Uluru, Inc. (1)

10.18
Amendment to 7% (Subject to Adjustment) Convertible Promissory Notes Due September 13, 2005, dated as of November 3, 2005, between us and Oracle Partners LP, Oracle Institutional Holders LP, SAM Oracle Investments Inc. and Oracle Offshore Ltd. (1)

10.19	Noteand Warrant Purchase Agreement, dated February 16, 2006 between us and certain Secured Parties (3)
10.20	Security Agreement, dated February 16, 2006, between us and certain Secured Parties (2)
10.21	Form of 7.5% Secured Convertible Promissory Note, dated February 16, 2006, issued by us and to certain Purchasers (2)
10.22	Form of Warrant, dated February 16, 2006, issued by us to certain Purchasers (2)
10.23	Investor Rights Agreement, dated February 16, 2006, between us and certain Purchasers (2)
10.24	Note and Warrant Purchase Agreement, dated October 24, 2006 between us and certain Secured Parties (3)
10.25	Security Agreement, dated October 24, 2006, between us and certain Secured Parties (3)
10.26	Form of 7.5% Secured Convertible Promissory Note, dated October 24, 2006, issued by us and to certain Purchasers (3)
10.27	Form of Warrant, dated October 24, 2006, issued by us to certain Purchasers (3)
10.28	Investor Rights Agreement, dated October 24, 2006, between us and certain Purchasers(3)
10.29	Note and Warrant Purchase Agreement, dated December 6, 2006 between us and certain Secured Parties (3)
10.30	Security Agreement, dated December 6, 2006, between us and certain Secured Parties (3)
10.31	Form of 7.5% Secured Convertible Promissory Note, dated December 6, 2006, issued by us and to certain Purchasers (3)
10.32	Form of Warrant, December 6, 2006, issued by us to certain Purchasers (3)
10.33	Investor Rights Agreement, dated December 6, 2006, between us and certain Purchasers (3)
21	Subsidiaries of the registrant
23.1	Consent of Whitley Penn LLP
23.2	Consent of Grant Thornton LLP
23.3	Consent of Bingham McCutchen LLP (Previously Filed)
24.1	Power of Attorney (Previously Filed)

*	Management contract or compensatory plan required to be filed as an Exhibit to this Form pursuant to Item 15(c) of the report.

(1)	Incorporated by reference to our Form 10-K for the year ended December 31, 2005
(2)	Incorporated by reference to our Form 10-Q for the quarter ended March 31, 2006
(3)	Incorporated by reference to our Form 10-K for the year ended December 31, 2006.

ITEM 28. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made pursuant to this Registration Statement, a post-effective amendment to this Registration Statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(ii)
to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration.

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on our behalf by the undersigned on April 26, 2007.

Access Pharmaceuticals, Inc.

Date: May 1, 2007	By	/s/ Stephen R. Seiler
Stephen R. Seiler
Chief Executive Officer and President
(Principal Executive Officer)

Date: May 1, 2007	By	/s/ Stephen B. Thompson
Stephen B. Thompson
Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

POWER OF ATTORNEY

We, the undersigned directors of Access Pharmaceuticals, Inc., hereby severally constitute and appoint Stephen R. Seiler and Stephen B. Thompson, and both or either one of them, our true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution in for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent registration statements pursuant to Rule 462 of the Securities Act, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: May 1, 2007	/s/ Stephen R. Seiler
Stephen R. Seiler, President and Chief Executive Officer, Director

Date: May 1, 2007	/s/ Mark J. Ahn
Mark J. Ahn, Director

Date: May 1, 2007	*
Mark J. Alvino, Director

Date: May 1, 2007	/s/ Esteban Cvitkovic, MD
Esteban Cvitkovic, MD

Date: May 1, 2007	*
Jeffrey B. Davis, Director

Date: May 1, 2007	*
J. Michael Flinn, Director

Date: May 1, 2007	*
Stephen B. Howell, MD, Director

Date: May 1, 2007	/s/ David P. Luci
David P. Luci, Director

Date: May 1, 2007	*
Herbert H. McDade, Jr., Director

Date: May 1, 2007	*
Rosemary Mazanet, MD, PhD, Director

Date: May 1, 2007	*
John J. Meakem, Jr., Director

*	Executed May 1, 2007 by Stephen B. Thompson as attorney-in-fact under power of attorney granted in Registration Statement previously filed on July 12, 2006.

2.1
Amended and Restated Agreement of Merger and Plan of Reorganization between Access Pharmaceuticals, Inc. and Chemex Pharmaceuticals, Inc., dated as of October 31, 1995 (Incorporated by reference to Exhibit A of the our Registration Statement on Form S-4 dated December 21, 1995, Commission File No. 33-64031)

2.2	Agreement and Plan of Merger by and amoung us, Somanta Acquisition Corp., Somanta Pharmaceuticals, Inc., Somanta Inc. and Somanta Ltd. dated April 18, 2007 (incorporated by reference on our Form 8-K, Exhibit 2.1, dated April 19, 2007)
3.0	Articles of incorporation and bylaws:
3.1	Certificate of Incorporation (Incorporated by Reference to Exhibit 3(a) of our Form 8-B dated July 12, 1989, Commission File Number 9-9134)
3.2	Certificate of Amendment of Certificate of Incorporation filed August 21, 1992
3.3	Certificate of Merger filed January 25, 1996. (Incorporated by reference to Exhibit E of our Registration Statement on Form S-4 dated December 21, 1995, Commission File No. 33-64031)
3.4
Certificate of Amendment of Certificate of Incorporation filed January 25, 1996. (Incorporated by reference to Exhibit E of our Registration Statement on Form S-4 dated December 21, 1995, Commission File No. 33-64031)

3.5	Certificate of Amendment of Certificate of Incorporation filed July 18, 1996. (Incorporated by reference to Exhibit 3.8 of our Form 10-K for the year ended December 31, 1996)
3.6	Certificate of Amendment of Certificate of Incorporation filed June 18, 1998. (Incorporated by reference to Exhibit 3.8 of our Form 10-Q for the quarter ended June 30, 1998)
3.7	Certificate of Amendment of Certificate of Incorporation filed July 31, 2000. (Incorporated by reference to Exhibit 3.8 of our Form 10-Q for the quarter ended March 31, 2001)
3.8
Certificate of Designations of Series A Junior Participating Preferred Stock filed November 7, 2001 (Incorporated by reference to Exhibit 4.1.h of our Registration Statement on Form S-8, dated December 14, 2001, Commission File No. 333-75136)

3.9	Amended and Restated Bylaws (Incorporated by reference to Exhibit 3.1 of our Form 10-Q for the quarter ended June 30, 1996)
*	10.1	1995 Stock Option Plan (Incorporated by reference to Exhibit F of our Registration Statement on Form S-4 dated December 21, 1995, Commission File No. 33-64031)
*	10.2	Amendment to 1995 Stock Option Plan (Incorporated by reference to Exhibit 10.25 of our Form 10-K for the year ended December 31, 2001)
10.3	Lease Agreement between Pollock Realty Corporation and us dated July 25, 1996 (Incorporated by reference to Exhibit 10.19 of our Form 10-Q for the quarter ended September 30, 1996)
10.4
Platinate HPMA Copolymer Royalty Agreement between The School of Pharmacy, University of London and the Company dated November 19, 1996 (Incorporated by reference to Exhibit 10.19 of our Form 10-Q for the quarter ended September 30, 1996)

*	10.5	Employment Agreement of David P. Nowotnik, PhD (Incorporated by reference to Exhibit 10.19 of our Form 10-K for the year ended December 31, 1999)
*	10.6	401(k) Plan (Incorporated by reference to Exhibit 10.20 of our Form 10K for the year ended December 31, 1999)
*	10.7	2000 Special Stock Option Plan and Agreement (Incorporated by reference to Exhibit 10.24 of our Form 10-Q for the quarter ended September 30, 2000)
10.8	Form of Convertible Note (Incorporated by reference to Exhibit 10.24 of our Form 10-Q for the quarter ended September 30, 2000)
10.9
Rights Agreement, dated as of October 31, 2001 between the us and American Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit 99.1 of our Current Report on Form 8-K dated October 19, 2001)

10.10	Amendment to Rights Agreement, dated as of February 16, 2006 between us and American Stock Transfer & Trust Company, as Rights Agent (2)
*	10.11	2001 Restricted Stock Plan (incorporated by reference to Appendix A of our Proxy Statement filed on April 16, 2001)
*	10.12	2005 Equity Incentive Plan (incorporated by reference to Exhibit 1 of our Proxy Statement filed on April 18, 2005

*	10.13	Agreement, dated as of May 10, 2005 by and between us and Kerry P. Gray (1)
*	10.14	Employment Agreement, dated as of June 1, 2005 by and between us and Stephen B. Thompson (1)
*	10.15	Asset Sale Agreement, dated as of October 12, 2005, between us and Uluru, Inc. (1)
10.16	Amendment to Asset Sale Agreement, dated as December 8, 2006, between us and Uluru, Inc.
10.17	License Agreement, dated as of October 12, 2005, between us and Uluru, Inc. (1)
10.18
Amendment to 7% (Subject to Adjustment) Convertible Promissory Notes Due September 13, 2005, dated as of November 3, 2005, between us and Oracle Partners LP, Oracle Institutional Holders LP, SAM Oracle Investments Inc. and Oracle Offshore Ltd. (1)

10.19	Note and Warrant Purchase Agreement, dated February 16, 2006 between us and certain Secured Parties (3)
10.20	Security Agreement, dated February 16, 2006, between us and certain Secured Parties (2)
10.21	Form of 7.5% Secured Convertible Promissory Note, dated February 16, 2006, issued by us and to certain Purchasers (2)
10.22	Form of Warrant, dated February 16, 2006, issued by us to certain Purchasers (2)
10.23	Investor Rights Agreement, dated February 16, 2006, between us and certain Purchasers (2)
10.24	Note and Warrant Purchase Agreement, dated October 24, 2006 between us and certain Secured Parties (3)
10.25	Security Agreement, dated October 24, 2006, between us and certain Secured Parties (3)
10.26	Form of 7.5% Secured Convertible Promissory Note, dated October 24, 2006, issued by us and to certain Purchasers (3)
10.27	Form of Warrant, dated October 24, 2006, issued by us to certain Purchasers (3)
10.28	Investor Rights Agreement, dated October 24, 2006, between us and certain Purchasers (3)
10.29	Note and Warrant Purchase Agreement, dated December 6, 2006 between us and certain Secured Parties (3)
10.30	Security Agreement, dated December 6, 2006, between us and certain Secured Parties (3)
10.31	Form of 7.5% Secured Convertible Promissory Note, dated December 6, 2006, issued by us and to certain Purchasers (3)
10.32	Form of Warrant, December 6, 2006, issued by us to certain Purchasers (3)
10.33	Investor Rights Agreement, dated December 6, 2006, between us and certain Purchasers (3)
21	Subsidiaries of the registrant
23.1	Consent of Whitley Penn LLP
23.2	Consent of Grant Thornton LLP
23.3	Consent of Bingham McCutchen LLP (Previously Filed)
24.1	Power of Attorney (Previously Filed)
______________
*	Management contract or compensatory plan required to be filed as an Exhibit to this Form pursuant to Item 15(c) of the report.

(4)	Incorporated by reference to our Form 10-K for the year ended December 31, 2005.
(5)	Incorporated by reference to our Form 10-Q for the quarter ended March 31, 2006.
(6)	Incorporated by reference to our Form 10-K for the year ended December 31, 2006.